As filed with the Securities and Exchange Commission on December 3, 2002
Registration No. 333-98033

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VistaCare, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	8099	06-1521534
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8125 North Hayden Road, Suite 300,

Scottsdale, Arizona 85258, (480) 648-4545
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard R. Slager

President and Chief Executive Officer
8125 North Hayden Road, Suite 300, Scottsdale, Arizona 85258, (480) 648-4545
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Robert V. Jahrling, Esq. Choate, Hall & Stewart Exchange Place, 53 State Street Boston, MA 02109 Telephone: (617) 248-5000 Telecopy: (617) 248-4000	Alejandro E. Camacho, Esq. Clifford Chance US LLP 200 Park Avenue New York, NY 10166 Telephone: (212) 878-8000 Telecopy: (212) 878-8375

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 3, 2002.

PROSPECTUS

6,000,000 Shares

Class A Common Stock

This is our initial public offering of common stock. We are offering 4,500,000 shares and the selling stockholders identified in this prospectus are offering 1,500,000 shares of our Class A Common Stock, $0.01 par value per share, which we refer to in this prospectus as our common stock. No public market currently exists for our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “VSTA”. We anticipate the public offering price will be between $11.00 and $13.00 per share.

Investing in our common stock involves risks. See “Risk Factors”

beginning on page 7.

Per
	Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to VistaCare (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 900,000 additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about           , 2002.

LEHMAN BROTHERS	SG COWEN

WILLIAM BLAIR & COMPANY	JEFFERIES & COMPANY, INC.

            , 2002

Hospice is Good Medicine
Hospice care is a comprehensive medical program for patients with terminal illnesses.
Our caregivers not only treat the patient’s physical pain and symptoms, but also provide emotional, social and spiritual support for their loved ones.
VistaCare services include expertise in pain and symptom management, personal care, medications and medical equipment related to the terminal illness, counseling, grief and bereavement support, pastoral care and volunteer assistance.
VistaCare services are provided by skilled, compassionate healthcare professionals, commonly in the patient’s home. Care can also be provided in skilled nursing facilities, assisted living facilities and hospitals.

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EX-1.01
EX-3.02
EX-3.03
EX-5.01
EX-10.01
EX-10.03
EX-10.36
EX-10.37
EX-23.02

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sale of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of shares.

      Until             , 2003, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus.

VistaCare, Inc.

Overview of Our Business

      We are a leading provider of hospice services in the United States. Through interdisciplinary teams of physicians, nurses, home healthcare aides, social workers, spiritual and other counselors and volunteers, we provide care primarily designed to reduce pain and enhance the quality of life of terminally ill patients, most commonly in the patient’s home or other residence of choice. Our mission is to provide superior and financially responsible care for the physical, spiritual and emotional needs of our patients and their families, while maintaining a supportive environment for our employees.

      We have grown rapidly since commencing operations in 1995. In 1998, we completed two significant acquisitions that increased our census from approximately 350 patients to approximately 1,750 patients. Since then, we have more than doubled our patient census primarily through growth of our existing hospice programs, which we sometimes refer to in this prospectus as same-store growth. As of September 30, 2002, we had 38 hospice programs serving patients in 14 states with a census of approximately 3,747 patients. Our net patient revenue was $91.4 million in 2001. For the nine months ended September 30, 2002, our net patient revenue was $93.8 million, a 41.3% increase over our net patient revenue of $66.3 million for the nine months ended September 30, 2001.

      Our rapid growth has presented challenges. For example, our 1998 acquisitions required us to spend considerable time and resources integrating our systems and operating methods with those of the acquired businesses. Our efforts to improve our same-store growth required us to invest in the development of more extensive referral relationships. As a result of these and other challenges, we incurred net losses before accrued preferred stock dividends of $0.8 million, $0.4 million and $6.7 million in 1999, 2000 and 2001, respectively. However, for the nine months ended September 30, 2002, we recorded net income before accrued preferred stock dividends of $4.2 million, compared to a net loss before accrued preferred stock dividends of $5.0 million for the nine months ended September 30, 2001.

      We plan to continue our expansion through same-store growth and the development of new hospice programs, as well as through strategic alliances, partnerships and acquisitions. We expect that our growth strategy will present challenges similar to those we have faced in the past. However, as a result of the experience of our management team and our investment in information technology infrastructure, employee training and regulatory compliance programs, we believe we have developed a solid platform for future growth.

      Our operations are built around a mission-oriented philosophy that emphasizes superior care and open access to our services. We believe our high care standards, distinctive service philosophy and expertise in cost-effective care management help us develop strong relationships with the medical and consumer communities we serve and give us a competitive advantage in obtaining patient referrals.

Overview of the Hospice Care Industry

      Since the opening of the first hospice in the United States in the 1970s, hospice care has grown into a multi-billion dollar industry that served approximately 700,000 patients in 2000 through more than 3,100 hospice care programs. Today, Medicare pays for the majority of hospice services. Hospice care is also covered by most private insurance plans, and 43 states and the District of Columbia provide hospice coverage to their Medicaid beneficiaries. Medicare hospice expenditures alone are expected to reach an estimated $3.8 billion in 2002.

Market Opportunity

      We believe that the hospice care industry is poised for substantial growth over the next several years as a result of the following factors:

•	Awareness and Acceptance of Hospice Care Services is Expanding. Recent trends, including dramatic increases in the number of patients receiving hospice care and in the amount of Medicare hospice expenditures, demonstrate that awareness and acceptance of hospice care is expanding.

•	Hospice Care Provides Significant Cost Savings Over Traditional Care. Recent estimates have concluded that the cost of care for hospice patients is substantially less than the cost of care for similarly situated patients receiving traditional medical services.

•	The American Population is Aging. In 2001, 81.4% of our patients were over the age of 65. Over the next 20 years, this segment of the American population is expected to grow at a rate three times greater than the rate of the general population.

•	Hospice Services are Underutilized. Recent studies have found that in 2000 only 25% of decedents received hospice care, 75% of Americans were not aware that hospice care can be provided in the home and 90% of Americans did not know that hospice care is covered by Medicare.

      In addition, we believe that there will be consolidation within the fragmented hospice industry and that large, well managed hospice care providers are best positioned to grow by affiliating with or acquiring small hospice care providers.

Our Competitive Strengths

      We believe a number of factors differentiate us from our competitors and provide us with important competitive advantages.

•	We Benefit from Being One of the Nation’s Largest Hospice Care Providers. Because we are one of the nation’s largest hospice care providers, we are able to negotiate volume discounts on the purchase of pharmaceuticals, durable medical equipment and medical supplies and spread our fixed costs over a large patient population. In addition, the geographic scope of our operations gives us a competitive advantage in developing referral relationships with national and regional nursing home and assisted living companies.

•	We Have Implemented a Highly Effective Pharmacy Cost Control System. Our comprehensive pharmacy cost management system has enabled us to achieve an average daily pharmacy cost per patient that is significantly lower than the industry average.

•	We Have Developed an Advanced, Proprietary Technology Infrastructure. Our proprietary technology infrastructure enables us to manage our costs effectively while allowing us to deliver a consistently high level of care across our organization. We intend to continue to invest in our technology infrastructure to streamline our decision-making and drive efficiencies in our operations.

•	We Provide “Open Access” to Hospice-Eligible Patients. Our service philosophy is to provide hospice care to all adult patients who are eligible to receive hospice care under Medicare guidelines, regardless of the complexity of their illness. We call this philosophy “open access.” Operating with this service philosophy enables us to build strong relationships with our referral sources, encourages earlier utilization of our services and increases the average length of stay of our patients.

•	We Have an Experienced Management Team. We have assembled a management team at both the corporate and program level with financial, regulatory and operating experience. Our corporate executive officers, half of whom have joined us since January 1, 2001, have significant experience operating publicly traded healthcare companies and growing businesses both organically and through acquisitions.

Our Business Strategy

      We intend to enhance our position as a market leader in the hospice care industry by pursuing the following strategies:

•	Continue to Drive Same-Store Census Growth. We have nearly doubled our patient census over the past three years through same-store growth. We intend to continue to increase our same-store growth by:

—	continuing to provide superior quality of care;

—	building relationships that enhance our presence in local markets;

—	focusing on our formal marketing initiatives; and

—	building relationships with national and regional nursing homes, assisted living facilities and managed care organizations.

•	Expand Through Strategic Acquisitions and New Program Development. We believe we will have significant opportunities to acquire or enter into strategic alliances with other hospice programs, including not-for-profit providers. In attractive markets where there are no suitable acquisition or strategic alliance opportunities, we may develop new hospice programs.

•	Build Market Share in Non-Urban Markets. Hospice care usage by Medicare beneficiaries in non-urban areas has increased dramatically in recent years. A significant portion of our current business involves providing care in those markets. We plan to continue to focus on building market share in non-urban markets.

•	Become the Employer of Choice in the Hospice Care Industry. We are committed to maintaining a superior work environment consisting of competitive compensation, proper staffing, useful management tools and extensive internal training.

Corporate Information

      Our principal executive offices are located at 8125 North Hayden Road, Suite 300, Scottsdale, Arizona 85258 and our main telephone number is (480) 648-4545. Our website address is www.vistacare.com. Information contained on our website does not constitute part of this prospectus.

THE OFFERING

Common stock offered by VistaCare	4,500,000 shares

Common stock offered by the selling stockholders	1,500,000 shares

Common stock to be outstanding after the offering	15,456,676 shares

Proposed Nasdaq National Market symbol	VSTA

Use of proceeds	We intend to use the net proceeds from this offering:

• to repay all of the outstanding indebtedness under our bank credit agreement, which was approximately $11.4 million as of September 30, 2002;

• to redeem all of our outstanding Series A-2 Preferred Stock for approximately $0.3 million;

• to finance potential acquisitions of hospice programs and the development of new hospice programs; and

• for general corporate purposes.

      The number of shares of common stock that will be outstanding after this offering is based on the number of shares of common stock outstanding on September 30, 2002. This number does not include:

•	20,000 shares of common stock issuable upon the exercise of a warrant outstanding on September 30, 2002 with an exercise price of $0.025 per share;

•	1,656,060 shares of common stock issuable upon the exercise of stock options outstanding on September 30, 2002 with a weighted average exercise price of $4.50 per share; and

•	an aggregate of 1,989,020 additional shares of common stock reserved for future issuance under our stock option and stock purchase plans.

      Except as otherwise specified in this prospectus, all information in this prospectus:

•	assumes an initial public offering price of $12.00 per share, the midpoint of the estimated offering price range;

•	gives effect to a 1-for-2.5 reverse split of our common stock, Class B Common Stock and Class C Common Stock and a simultaneous decrease in the par values resulting from the reverse stock split such that the par values of our common stock, Class B Common Stock and Class C Common Stock after the reverse stock split will be $0.01 in each case, all of which will occur immediately prior to the closing of this offering;

•	gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 5,603,170 shares of our common stock, assuming the conversion of the $3,712,500 of our outstanding Series A-1 Preferred Stock at $12.00 per share, the midpoint of the estimated offering price range, which will occur upon the closing of this offering;

•	assumes the conversion of the 200,000 outstanding shares of our Class B Common Stock into an equal number of shares of our common stock;

•	gives effect to the automatic conversion of the 1,316,743 outstanding shares of our Class C Common Stock into an equal number of shares of our common stock, which will occur upon the closing of this offering;

•	assumes that the underwriters do not exercise the over-allotment option that the selling stockholders have granted to them to purchase additional shares in this offering, as described in the section of this prospectus entitled “Underwriting”; and

•	assumes the filing of our amended and restated certificate to incorporation, which will occur upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

      You should read this summary information with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes to those statements included elsewhere in this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,

	1999	2000	2001	2001	2002

	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Net patient revenue	$78,768	$81,595	$91,362	$66,332	$93,753
Operating expenses:
Patient care	50,693	55,256	63,950	47,738	56,851
General and administrative (exclusive of stock-based compensation charges reported below)	25,500	23,541	30,666	21,046	30,449
Depreciation and amortization	1,677	1,797	1,990	1,542	953
Stock-based compensation	—	—	50	—	309

Total operating expenses	77,870	80,594	96,656	70,326	88,562

Operating (loss) income	898	1,001	(5,294)	(3,994)	5,191
Non-operating income (expense):
Interest income	69	202	52	45	—
Interest expense	(1,542)	(1,497)	(1,157)	(922)	(804)
Other expense	(202)	(8)	(163)	(56)	(87)

Net (loss) income before income taxes	(777)	(302)	(6,562)	(4,927)	4,300
Income tax expense	68	81	150	109	150

Net (loss) income	(845)	(383)	(6,712)	(5,036)	4,150
Accrued preferred stock dividends(1)	(2,879)	(3,482)	(3,839)	(2,856)	(3,151)

Net (loss) income to common stockholders	$(3,724)	$(3,865)	$(10,551)	$(7,892)	$999

Net (loss) income per common share:
Basic	$(0.98)	$(0.76)	$(2.07)	$(1.55)	$0.19

Diluted	$(0.98)	$(0.76)	$(2.07)	$(1.55)	$0.09

Weighted average shares outstanding:
Basic	3,798,000	5,098,000	5,098,000	5,098,000	5,132,000

Diluted	3,798,000	5,098,000	5,098,000	5,098,000	11,626,000

Operating Data:
Number of hospice programs(2)	43	38	38	38	38
Admissions(3)	10,182	9,455	10,330	7,708	9,372
Days of care(4)	776,694	823,885	948,001	692,685	872,559
Average daily census(5)	2,128	2,251	2,597	2,537	3,196
Other Data:
Adjusted EBITDA(6)	$2,373	$2,790	$(3,417)	$(2,508)	$6,366
Net cash (used in) provided by operating activities	$(1,880)	$2,080	$3,164	$(2,272)	$4,078
Net cash used in investing activities	$(1,272)	$(2,266)	$(2,051)	$(1,934)	$(5,027)
Net cash provided by (used in) financing activities	$3,283	$(2,190)	$(2,277)	$2,189	$1,122

	As of September 30, 2002

		Pro Forma
	Actual	As Adjusted(7)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,556	$38,241
Working capital	325	38,010
Total assets	50,823	87,508
Capital lease obligations, including current portion	197	197
Long-term debt, including current portion	11,693	250
Accumulated deficit(1)	(32,022)	(32,022)
Total stockholders’ equity (deficit)	(30,614)	65,914

(1)	Reflects accrued dividends on the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock at the rate of 10.0% per annum, compounded semi-annually. This preferred stock will convert into common stock upon the closing of this offering, and the accrued preferred stock dividends, which are not payable in the event of a conversion into common stock, will be reclassified as additional paid-in-capital.

(2)	Number of hospice programs at end of period.

(3)	Represents the total number of patients admitted into our hospice programs during the period.

(4)	Represents the total days of care provided to our patients during the period.

(5)	Represents the average number of patients for whom we provided hospice care each day during the period and is computed by dividing days of care by the number of days during the period.

(6)	Adjusted EBITDA consists of net (loss) income before accrued preferred stock dividends, excluding net interest, taxes, depreciation and amortization and stock-based compensation charges. We present adjusted EBITDA to enhance the understanding of our operating results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA is a key measure we use to evaluate our operations. In addition, we provide our adjusted EBITDA because we believe that investors and securities analysts will find adjusted EBITDA to be a useful measure for evaluating our cash flows from operations, for comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures and working capital requirements. Adjusted EBITDA should not be considered in isolation or as an alternative to net (loss) income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, adjusted EBITDA as presented may not be comparable to other similarly titled measures of performance of other companies. For a reconciliation of net (loss) income to adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adjusted EBITDA”.

(7)	Gives effect to the redemption of all outstanding shares of our Series A-2 Preferred Stock, the conversion of all 200,000 outstanding shares of our Class B Common Stock into an equal number of shares of our common stock, the conversion of all 1,316,743 outstanding shares of our Class C Common Stock into an equal number of shares of our common stock, the conversion of all outstanding shares of our convertible preferred stock into 5,603,170 shares of our common stock, assuming the conversion of the $3,712,500 of our outstanding Series A-1 Preferred Stock at $12.00 per share, the midpoint of the estimated offering price range, and to the issuance and sale by us in this offering of 4,500,000 shares of common stock and the application of the net proceeds therefrom. For more information, see the sections of this prospectus entitled “Use of Proceeds” and “Capitalization”.

RISK FACTORS

      An investment in our common stock represents a high degree of risk. There are a number of factors, including those specified below, which may adversely affect our business, financial results or stock price. Additional risks that we do not know about or that we currently view as immaterial may also impair our business or adversely impact our financial results or stock price. You should carefully consider the risks described below, together with the other information in this prospectus, before making a decision to invest in our common stock.

Risks Relating to Our Business

We are dependent on payments from Medicare and Medicaid. Changes in the rates or methods governing these payments for our services could adversely affect our net patient revenue and profitability.

      Approximately 93.2%, 92.1%, 98.9% and 97.3% of our net patient revenue for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2002, respectively, consisted of payments from Medicare and Medicaid programs. Because we generally receive fixed payments for our hospice care services based on the level of care provided to our hospice patients, we are at risk for the cost of services provided to our hospice patients. We cannot assure you that Medicare and Medicaid will continue to pay for hospice care in the same manner or in the same amount that they currently do. Reductions in amounts paid by government programs for our services or changes in methods or regulations governing payments, which would likely result in similar changes by private third-party payors, could adversely affect our net patient revenue and profitability.

Our profitability may be adversely affected by limitations on Medicare payments.

      Medicare payments for hospice services are subject to an annual per-beneficiary cap, which for the twelve months ended October 31, 2002 was $17,391. Medicare has not yet announced the per-beneficiary cap amount that will be effective for services performed during the twelve months ending October 31, 2003. Medicare may not announce the new cap amount until the third quarter 2003. Once announced, the new cap amount will become effective retroactively for all services performed since November 1, 2002. Compliance with the cap is measured by calculating the annual Medicare payments received by a hospice program for all Medicare hospice care beneficiaries and comparing the result with the product of the per-beneficiary cap amount and the number of Medicare beneficiaries electing hospice care for the first time from that program during that year. We reflected as a reduction to net patient revenue of approximately $1.0 million in 2000 and $1.1 million in 2001 as a result of reimbursements in excess of the per-beneficiary cap in those periods. Our ability to comply with this limitation depends on a number of factors relating to a given hospice program, including the rate at which our patient census increases, the average length of stay and the mix in level of care. Our profitability may be adversely affected if, in the future, we are unable to comply with this and other Medicare payment limitations.

If our costs were to increase more rapidly than the fixed payment adjustments we receive from Medicare and Medicaid for our hospice services, our profitability could be negatively impacted.

      We generally receive fixed payments for our hospice services based on the level of care that we provide to patients and their families. Accordingly, our profitability is largely dependent on our ability to manage costs of providing hospice services and to maintain a patient base with a sufficiently long length of stay to attain profitability. We are susceptible to situations, particularly because of our “open access” philosophy, where we may be referred a disproportionate share of patients requiring more intensive and therefore more expensive care than other providers. Although Medicare and Medicaid currently provide for an annual adjustment of the various hospice payment rates based on the increase or decrease of the medical care expenditure category of the Consumer Price Index, these hospice care increases have historically been less than actual inflation. If these annual adjustments were eliminated or reduced, or if our costs of providing hospice services, over one-half of which consist of labor costs, increased more than the annual adjustment, our profitability could be negatively impacted. In addition, cost pressures resulting from shorter patient lengths of stay and the use of more expensive forms of palliative care, including drugs and drug delivery systems, could negatively impact our profitability.

We may be adversely affected by governmental decisions regarding our nursing home patients.

      For our patients receiving nursing home care under certain state Medicaid programs, the applicable Medicaid program pays us an amount equal to no more than 95% of the Medicaid per diem nursing home rate for “room and board” services furnished to the patient by the nursing home in addition to the applicable Medicare or Medicaid hospice per diem payment. We, in turn, are generally obligated to pay the nursing home for these room and board services at a rate between 95% and 100% of the full Medicaid per diem nursing home rate. In the past, we have experienced situations where both we and the Medicaid program have paid a nursing home for the same room and board service and the Medicaid program has imposed on us the burden of recovering the amount we previously paid to the nursing home. There can be no assurance these situations will not recur in the future or that if they do, we will be able to fully recover from the nursing home.

      In addition, many of our patients residing in nursing homes are eligible for both Medicare and Medicaid benefits. In these cases, the patients’ state Medicaid program pays their nursing home room and board charges and Medicare pays their hospice services benefit. Government audits conducted in the last several years have suggested that the reimbursement levels for these dual-eligible hospice patients as well as for Medicare-only patients living in nursing homes may be excessive. Specifically, the government has expressed concerns that hospice programs may provide fewer services to patients who reside in nursing homes than to patients living in other settings due to the presence of the nursing home’s own staff to address problems that might otherwise be handled by hospice personnel. Because hospice programs are paid a fixed daily amount, regardless of the volume or duration of services provided, the government is concerned that by shifting the responsibility and cost for certain patient care or counseling services to the nursing home, hospice programs may inappropriately increase their profitability. In the case of these dual-eligible patients, the government’s concern is that the cost of providing both the room and board and hospice services may be significantly less than the combined reimbursement paid to the nursing homes and hospice programs as a result of the overlap in services.

      From time to time, there have been legislative proposals to reduce or eliminate Medicare reimbursement for hospice patients residing in nursing homes and to require nursing homes to provide end-of-life care, or alternatively to reduce or eliminate the Medicaid reimbursement of room and board services provided to hospice patients. If any such proposal were adopted, it could significantly affect our ability to obtain referrals from and continue to serve patients residing in nursing homes.

Medical reviews and audits by governmental and private payors could result in material payment recoupments and payment denials, which could negatively impact our business.

      Medicare fiscal intermediaries and other payors periodically conduct pre-payment or post-payment medical reviews or other audits of our reimbursement claims. In order to conduct these reviews, the payor requests documentation from us and then reviews that documentation to determine compliance with applicable rules and regulations, including the eligibility of patients to receive hospice benefits, the appropriateness of the care provided to those patients, and the documentation of that care. We cannot predict whether medical reviews or similar audits by federal or state agencies or commercial payors of our hospice programs’ reimbursement claims will result in material recoupments or denials, which could have a material adverse effect on our financial condition and results of operations.

We have a limited history of profitability and may incur substantial net losses in the future.

      We began operations in November 1995. For 1999, 2000 and 2001, we recorded net losses before accrued preferred stock dividends of $0.8 million, $0.4 million and $6.7 million, respectively. Although we recorded net income before accrued preferred stock dividends of $4.2 million for the nine months ended September 30, 2002, we had an accumulated deficit of $32.0 million at September 30, 2002, $15.6 million of which consisted of accrued preferred stock dividends. We cannot assure you that we will operate profitably in the future. In addition, we may experience significant quarter-to-quarter variations in operating results. We are pursuing a growth strategy focused primarily on same-store growth but also involving the development of new programs and acquisitions. Our growth strategy may involve, among other things, increased marketing expenses, significant cash expenditures, debt incurrence and other expenses that could negatively impact our profitability on a quarterly and an annual basis. Our net patient revenue could be adversely impacted by a number of factors, in particular, reductions in Medicare payment rates and patient lengths of stay, which may not be within our control.

If we are unable to attract qualified nurses and other healthcare professionals at reasonable costs, it could limit our ability to grow, increase our operating costs and negatively impact our business.

      We rely significantly on our ability to attract and retain qualified nurses and other healthcare professionals who possess the skills, experience and licenses necessary to meet the Medicare certification requirements and the requirements of the hospitals, nursing homes and other healthcare facilities with which we work. We compete for qualified nurses and other healthcare professionals with hospitals, nursing homes, other hospices and other healthcare organizations. Currently, there is a shortage of qualified nurses in most areas of the United States. Competition for nursing personnel is increasing, and nurses’ salaries and benefits have risen.

      Our ability to attract and retain qualified nurses and other healthcare professionals depends on several factors, including our ability to provide attractive assignments and competitive benefits and wages. We cannot assure you that we will be successful in any of these areas. Because we operate in a fixed reimbursement environment, increases in the wages and benefits that we must provide to attract and retain qualified nurses and other healthcare professionals or increases in our reliance on contract nurses or temporary healthcare professionals could negatively affect our profitability. We may be unable to continue to increase the number of qualified nurses and other healthcare professionals that we recruit, decreasing the potential for growth of our business. Moreover, if we are unable to attract and retain qualified nurses and other healthcare professionals, we may have to limit the number of patients for whom we can provide hospice care to maintain the quality of our hospice services.

We may not be able to attract and retain a sufficient number of volunteers to grow our business or maintain our Medicare certification.

      Medicare requires certified hospice programs to recruit and train volunteers to provide patient care services or administrative services. Volunteer services must be provided in an amount equal to at least five percent of the total patient care hours provided by all paid hospice employees and contract staff of a hospice program. If we are unable to attract and retain volunteers, it could limit our potential for growth and our hospice programs could lose their Medicare certifications, which would make those hospice programs ineligible for Medicare reimbursement.

If we fail to cultivate new or maintain established relationships with existing patient referral sources our net patient revenue may decline.

      Our success is heavily dependent on referrals from physicians, nursing homes, assisted living facilities, hospitals, managed care companies, insurance companies and other patient referral sources in the communities that our hospice programs serve. Because we and many of our referral sources are dependent upon Medicare, we are limited in our ability to engage in business practices that are commonplace among referring businesses in other industries such as referral fees, or bonuses and long-term exclusive contracts.

      Our growth and profitability depend significantly on our ability to establish and maintain close working relationships with patient referral sources and to increase awareness and acceptance of hospice care by our referral sources and their patients. We cannot assure you that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of existing relationships or our failure to develop new relationships could adversely affect our ability to expand our operations and operate profitably. Moreover, we cannot assure you that awareness or acceptance of hospice care will increase.

Our growth strategy may not be successful, which could adversely impact our growth and profitability.

      The primary focus of our growth strategy is same-store growth. To achieve this growth, we intend to increase our marketing and other expenditures. If our resources are not deployed effectively and we do not achieve the same-store growth we seek, it could adversely impact our profitability.

      Our growth strategy also involves the development of new programs. When we develop new programs, we first engage a small staff and obtain office space, contracts and referral sources. Then we admit a small number of patients and request a Medicare certification survey. Following Medicare certification, we spend significant management and financial resources in an effort to increase patient census of that program. This aspect of our growth strategy may not be successful, which could adversely impact our growth and profitability. In this regard, we cannot assure you that we will be able to:

•	identify markets that meet our selection criteria for new hospice programs;

•	hire and retain a qualified management team to operate each of our new hospice programs;

•	manage a large and geographically diverse group of hospice programs;

•	become Medicare and Medicaid certified in new markets;

•	generate sufficient hospice admissions in new markets to operate profitably in these new markets; or

•	compete effectively with existing hospice programs in new markets.

Competition for acquisition opportunities may restrict our future growth by limiting our ability to make acquisitions at reasonable valuations.

      In addition to same-store growth and the development of new programs, our business strategy includes increasing our market share and presence in the hospice care industry through strategic acquisitions of companies that complement or enhance our business. We have historically faced competition for acquisitions. In the future, this could limit our ability to grow by acquisitions or could raise the prices of potential acquisition targets and make them less attractive to us.

Our ability to grow through acquisitions may be limited by increasing government oversight and review of sales of not-for-profit healthcare providers.

      Approximately 73% of hospice programs in the United States are not-for-profit programs. Accordingly, it is likely that a substantial number of acquisition opportunities will involve hospice programs operated by not-for-profit entities. In recent years, several states have increased review and oversight of transactions involving the sale of healthcare facilities by not-for-profit entities. Although the level of oversight varies from state to state, the current trend is to provide for increased governmental review, and in some cases approval, of transactions in which a not-for-profit entity sells a healthcare facility or business to a for profit entity. This increased scrutiny may increase the difficulty of completing or prevent the completion of acquisitions in some states in the future.

As with our past acquisitions, we may face difficulties integrating businesses that we may acquire in the future. Our efforts to acquire other businesses may be unsuccessful, involve significant cash expenditures or expose us to unforeseen liabilities.

      Our 1998 acquisitions, which were closed nearly simultaneously and increased our patient census approximately five-fold, presented significant integration difficulties. Due to the size and complexity of these transactions, immediately following the transactions our resources available for integration efforts were limited. In time, as we were able to focus on the integration of the acquired businesses, we spent substantial resources on projects such as:

•	implementing consistent billing and payroll systems across a large number of new programs;

•	instituting standard procedures for ordering pharmaceuticals, medical equipment and supplies; and

•	re-training staff from the acquired businesses to complete properly our standard claim documentation and to conform to our service philosophy and internal compliance procedures.

Our future acquisitions could require that we spend significant resources on some of the same types of projects. In addition, our future acquisitions could present other challenges such as:

•	potential loss of key employees or referral sources of acquired businesses;

•	potential difficulties in obtaining required regulatory approvals; and

•	assumption of liabilities and exposure to unforeseen liabilities of acquired businesses, including liabilities for their failure to comply with healthcare regulations.

      Our future acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses that could have a material adverse effect on our financial condition and results of operations. Any acquisition may ultimately have a negative impact on our business and financial condition.

The loss of key senior management personnel could adversely affect our ability to remain competitive.

      We believe that the success of our business strategy and our ability to operate profitably depends on the continued employment of our senior management team. If key members of our senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected. In particular, we believe the continued employment of each of Barry M. Smith, the Chairman of our board of directors, Richard R. Slager, our Chief Executive Officer, Mark E. Liebner, our Chief Financial Officer, and Carla A. Davis, our Senior Vice President of Operations, is important to our future growth and competitiveness. We have entered into management agreements with Messrs. Slager and Liebner and Ms. Davis to provide them with incentives to remain employed by us, and Mr. Smith has agreed not to compete with us or solicit our employees while he is employed by us and for 12 months thereafter, all as more fully described in the section of this prospectus entitled “Management — Employment and Compensation Arrangements”. However, there can be no assurance that any of these individuals will continue to be employed by us.

If any of our hospice programs fail to comply with the Medicare conditions of participation, that hospice program could lose its Medicare certification, thereby adversely affecting our net patient revenue and profitability.

      Each of our hospice programs must comply with the extensive conditions of participation to remain certified under Medicare guidelines. If any of our hospice programs fails to meet any of the Medicare conditions of participation, that hospice program may receive a notice of deficiency from a state surveyor designated by Medicare to measure the hospice program’s level of compliance. The notice may require the hospice program to prepare a plan of correction and undertake other steps to ensure future compliance with the conditions of participation. If a hospice program fails to correct the deficiencies or develop an adequate plan of correction, the hospice program may be required to suspend admissions or may have its Medicare or Medicaid provider agreement terminated. In June 2000, the Medicare provider agreement for our Odessa, Texas hospice program was terminated. In July 1999, our Las Vegas, Nevada hospice program received a Medicare termination notice asserting that the program was not in compliance with the Medicare conditions of participation. Following an internal review, we determined that it would not be cost-effective to protest the termination or to attempt to bring the program into compliance. Accordingly, the Medicare certification for that program was terminated in August 1999. We cannot assure you that we will not lose our Medicare certification at one or more of our other hospice programs in the future. Any such loss could adversely affect our net patient revenue and profitability as well as our reputation within the hospice care industry. For more information, see the section of this prospectus entitled “Business — Government Regulation — Medicare Conditions of Participation for Hospice Programs”.

We may not be able to compete successfully against other hospice care providers, and competitive pressures may limit our ability to maintain or increase our market position and adversely affect our profitability.

      Hospice care in the United States is competitive. In many areas in which we maintain hospice programs, we compete with a large number of organizations, including:

•	community-based hospice providers;

•	national and regional companies;

•	hospital-based hospice and palliative care programs;

•	nursing homes; and

•	home health agencies.

      Our largest competitors include Odyssey Healthcare, Inc., SouthernCare Hospice, Inc. and Vitas Healthcare Corporation.

      Some of our current and potential competitors have or may obtain significantly greater financial and marketing resources than us. Various healthcare companies have diversified into the hospice market. Relatively few regulatory barriers to entry exist in our local markets. Accordingly, other companies, including hospitals and other healthcare organizations that are not currently providing hospice care, may expand their services to include hospice care. We may encounter increased competition in the future that could negatively impact patient referrals to us, limit our ability to maintain or increase our market position and adversely affect our profitability.

A significant reduction in the carrying value of our goodwill could have a material adverse effect on our profitability.

      A substantial portion of our total assets consists of intangible assets, primarily goodwill. Goodwill, net of accumulated amortization, accounted for approximately 40.4% of our total assets as of September 30, 2002. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. As a result, we no longer amortize goodwill and indefinite lived intangible assets. Instead, we review them at least annually to determine whether they have become impaired. If they have become impaired, we charge the impairment as an expense in the period in which the impairment occurred. Any event which results in the significant impairment of our goodwill, such as closure of a hospice program or sustained operating losses, could have a material adverse effect on our profitability.

We are dependent on the proper functioning of our information systems to efficiently manage our business.

      We are dependent on the proper functioning of our information systems in operating our business. Critical information systems used in daily operations perform billing and accounts receivable functions. Our information systems are vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. If our information systems fail or are otherwise unavailable, these functions would have to be accomplished manually, which could impact our ability to identify business opportunities quickly, to maintain billing and clinical records reliably, to pay our staff in a timely fashion and to bill for services efficiently.

We may experience difficulties in transitioning to a new billing software system which may result in delays and errors in billing for our services.

      We are in the process of replacing our billing software, which we believe to be inadequate to support our growth, with our proprietary software running on our CareNation operating platform. Accurate billing is crucial to reimbursement from third-party payors. If any unforeseen problems emerge in connection with our migration to the new billing software, billing delays and errors may occur, which could significantly increase the time that it takes for us to collect payments from payors and in some cases, our ability to collect at all. Any such increase in collection time or inability to collect could have a material adverse effect on our cash flows or result in a financial loss.

A material write-off of our capitalized software development costs and costs and problems related to the implementation of new software applications could have a material adverse effect on our profitability.

      As of September 30, 2002, our capitalized software development costs, net of amortization, was approximately $3.5 million, most of which amount related to the development of CareNation, our proprietary software platform, and related application modules. We anticipate that the development work on several application modules will be completed in the near term. If one or more of the application modules do not function as anticipated, we may be required to write off a significant amount of capitalized software development costs and we may experience significant disruptions in our operations, all of which could have a material adverse effect on our profitability. In addition, the costs associated with training our employees to use these new applications effectively and errors arising from being unfamiliar with the new applications could have a material adverse effect on our operations and profitability.

We may need to raise additional capital in the future to fund our operations and finance our growth, which may be unavailable or which may result in dilution to our stockholders and restrict our operations.

      We may seek to sell additional equity or debt securities or obtain new credit facilities in order to finance our operations, which we may not be able to do on favorable terms or at all. If we are unable to obtain financing, we may be unable to continue with our strategy to increase same-store growth, develop new hospice programs and acquire existing hospice programs. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities or preferred stock, these securities could have rights that are senior to the our common stock and any debt securities could contain covenants that would restrict our and our subsidiaries’ operations.

Risks Relating to Our Industry

We operate in a regulated industry and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce our revenues and profitability.

      The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, payment for services and payment for referrals. If we fail to comply with the laws and regulations that are directly applicable to our business, we could suffer civil and/or criminal penalties, be subject to injunctions or cease and desist orders or become ineligible to receive government program payments.

      In recent years, Congress and some state legislatures have introduced an increasing number of proposals to make significant changes in the United States healthcare system. Changes in law and regulatory interpretations could reduce our net patient revenue and profitability. Recently, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. There has also been an increase in the filing of actions by private individuals on behalf of the federal government against healthcare companies alleging the filing of false or fraudulent healthcare claims. This heightened enforcement activity increases our potential exposure to damaging lawsuits, investigations and other enforcement actions. Any such action could distract our management and adversely affect our business reputation and profitability.

      In the future, different interpretations or enforcement of laws, rules and regulations governing the healthcare industry could subject our current business practices to allegations of impropriety or illegality or could require us to make changes in our operations and personnel and distract our management. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program payments, suffer civil and criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. For a more detailed discussion of the regulatory environment in which we operate, see “Business — Government Regulation”.

Many states have certificate of need laws or other regulatory provisions that may adversely impact our ability to expand into new markets and thereby limit our ability to grow and to increase our net patient revenue.

      Many states have enacted certificate of need laws that require prior state approval to open new healthcare facilities or expand services at existing facilities. Currently, fourteen states have certificate of need laws that apply to hospice programs. Those laws require some form of state agency review or approval before a hospice may add new services or undertake significant capital expenditures. In addition, two states in which we do not currently operate, Florida and New York, have additional barriers to entry. Florida places restrictions on the ability of for-profit corporations to own and operate hospices, and New York places restrictions on the corporate ownership of hospices. Accordingly, our ability to operate in Florida and New York and the states with certificate of need laws is restricted. The laws in these states could affect our ability to expand into new markets and to expand our services and facilities in existing markets.

To comply with new laws and regulations regarding the confidentiality of patient medical information, we may be required to expend substantial sums on acquiring and implementing new information systems, which could negatively impact our profitability.

      There are currently numerous legislative and regulatory initiatives at both the state and federal levels that address patient privacy concerns. In particular, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, contains provisions that may require us to implement expensive new computer systems and business procedures designed to protect the privacy of each of our hospice patient’s individual health information. The United States Department of Health and Human Services published final regulations addressing patient privacy in December 2000. Those regulations subsequently were modified in March 2002 and again in August 2002. We must comply with the requirements of the privacy regulations by April 14, 2003. Final regulations addressing the security of patient health information have not been issued. Because of the proposed nature of the security regulations and recent proposed changes to the privacy regulations, we have not fully evaluated and cannot fully predict the total financial or other impact of these regulations on us. Compliance with these rules could require us to spend substantial sums, which could negatively impact our profitability.

Our net patient revenue and profitability may be constrained by cost containment initiatives undertaken by payors.

      Initiatives undertaken by private insurers, managed care companies and federal and state governments to contain healthcare costs may affect the profitability of our hospice programs. We have a number of contractual arrangements with private insurers and managed care companies to provide hospice care for a fixed fee. These payors often attempt to control healthcare costs by contracting with hospices and other healthcare providers to obtain services on a discounted basis. We believe that this trend may continue and may limit payments for healthcare services, including hospice services in the future. In addition, there may be changes made to the Medicare program’s Medicare HMO component, which could result in managed care companies becoming financially responsible for providing hospice care. Currently, Medicare pays for hospice services outside of the Medicare HMO per-member per-month fee so that managed care companies do not absorb the cost of providing these services. If such changes were to occur, a greater percentage of our net patient revenue could come from managed care companies and these companies would be further incentivized to reduce hospice costs. As managed care companies attempt to control hospice-related costs, they could reduce payments to us for hospice services. In addition, states, many of which are operating under significant budgetary pressures, may seek to reduce hospice payments under their Medicaid programs or Medicaid managed care programs may opt not to continue providing hospice coverage. These developments could negatively impact our net patient revenue and profitability.

Professional and general liability claims may have an adverse effect on us either because our insurance coverage may be inadequate to cover the losses or because claims against us, regardless of merit or eventual outcome, may adversely affect our reputation, our ability to obtain patient referrals or our ability to expand our business.

      In recent years, participants in the healthcare industry have become subject to an increasing number of lawsuits, including allegations of medical malpractice. Many of these lawsuits involve large claims and substantial defense costs. A significant number of the medical malpractice claims we have faced relate to our patients in inpatient facilities where we were named as a defendant together with the operator of the inpatient facility.

      We maintain general liability insurance coverage on a claims-made basis with limits of $1.0 million per occurrence and $3.0 million in the aggregate. We maintain healthcare professional liability insurance coverage on a claims-made basis with limits of $1.0 million per occurrence and $3.0 million in the aggregate. We also maintain umbrella coverage with a limit of $10.0 million excess over both general and healthcare professional liability coverage. Nevertheless, some risks and liabilities, including claims for punitive damages or claims based on the actions of third parties, are not covered by insurance. In addition, we cannot assure you that our coverage will be adequate to cover potential losses. While we have generally been able to obtain liability insurance in the past, insurance can be expensive and may not be available in the future on terms acceptable to us, or at all. For example, our insurance relating to automobiles not owned by us but used by our employees and volunteers in connection with their employment recently expired. To date, we have not been able to secure replacement coverage except on prohibitively expensive terms. Moreover, claims, regardless of their merit or eventual outcome, may also adversely affect our reputation, our ability to obtain patient referrals or our ability to expand our business, as well as divert management resources from the operation of our business.

Risks Related to This Offering

Management may invest or spend the proceeds of this offering in ways with which you may not agree and in ways that may not yield a return.

      Management will retain broad discretion over the use of the proceeds from this offering. Stockholders may not deem the uses desirable, and our use of the proceeds may not yield a significant return or any return at all. Management intends to use the proceeds from this offering for repayment of indebtedness, to finance potential acquisitions and the development of new hospice locations, and for other general corporate purposes. There are a number of factors that will influence our use of the net proceeds from this offering, and these uses may vary substantially from our current plans.

The significant concentration of ownership of our common stock will limit your ability to influence corporate actions and could discourage the purchase of our outstanding shares at a premium.

      Immediately following this offering, our executive officers, directors and their affiliates will together own approximately 44.5% of our outstanding common stock. As a result, those stockholders, if they act together, will be able to significantly influence the outcome of the vote on any matter requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may negatively affect the market price of our common stock.

You will experience immediate and significant dilution in book value per share.

      If all 4,500,000 shares offered by us in this offering are sold at a per share price of $12.00, investors in this offering:

•	will have paid a per share price that substantially exceeds the per share value of our total tangible assets, less our total liabilities; and

•	will have paid 62.2% of the total consideration paid to us for our outstanding capital stock, but will own only 29.1% of our outstanding common stock.

      In addition, we have a significant number of outstanding options and warrants to purchase our common stock with exercise prices significantly below the initial public offering price of the common stock. To the extent these options and warrants are exercised, you will experience further dilution. As of September 30, 2002, there were outstanding options to purchase 1,656,060 shares of our common stock at a weighted average exercise price of $4.50 per share, of which options to purchase 450,120 shares of our common stock were then exercisable. As of September 30, 2002, there were outstanding warrants to purchase 20,000 shares of our common stock, which are exercisable at $0.025 per share.

Future sales of our common stock by existing stockholders could depress the market price of our common stock.

      Once a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their common stock for the first time. Sales of a substantial number of shares of common stock in the public market, or the threat that substantial sales may occur, could cause the market price of the common stock to decrease significantly. These factors could also make it difficult for us to raise additional capital by selling stock. For more information, see the section of this prospectus entitled “Shares Eligible for Future Sale” for further details regarding the number of shares eligible for sale in the public market after this offering.

      On the day that is 181 days after the completion of this offering, lockup agreements entered into by our directors, officers and certain of our stockholders will expire. At that time, those persons will be able to sell an aggregate of 7,057,818 shares of our currently outstanding common stock pursuant to Rule 144 or Rule 701 under the Securities Act of 1933, or the Securities Act. The underwriters may also consent to the release of some or all of these shares for sale prior to that time.

Some provisions of our charter and by-laws may delay or prevent transactions that many stockholders may favor, and may have the effect of entrenching management.

      Some provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	authorization of the issuance of “blank check” preferred stock without the need for stockholder approval;

•	provision for a classified board of directors with staggered three-year terms;

•	elimination of the ability of stockholders to call special meetings of stockholders or act by written consent; and

•	advance notice requirements for proposing matters that can be acted on by stockholders at stockholder meetings.

      In addition, some provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us. Such provisions of Delaware law and the provisions of our certificate of incorporation may have the effect of entrenching management by making it more difficult to remove directors.

See the section of this prospectus entitled “Description of Capital Stock — Delaware Anti-Takeover Law and Certain Charter and By-Law Provisions” for more detailed information regarding these provisions.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

      There is currently no public market for our common stock. An active trading market for our common stock may not develop. You may be unable to resell the common stock you buy at or above the initial public offering price. We will establish the initial public offering price through negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of prices that will prevail in the trading market. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

      With the current uncertainty about healthcare policy, reimbursement and coverage in the United States, there has been significant volatility in the market price and trading volume of securities of healthcare and other companies, which is unrelated to the financial performance of these companies. These broad market fluctuations may negatively affect the market price of our common stock.

      Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results or our competitors’ operating results;

•	actual or anticipated changes in our growth rates or our competitors’ growth rates;

•	actual or anticipated changes in healthcare policy in the United States and internationally;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our ability to raise additional capital;

•	hospice industry trends, such as variations in patient length of stay; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or the hospice industry generally.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” including, among other things:

•	reductions in amounts paid to us by the Medicare and Medicaid programs;

•	changes in healthcare regulation and payment methods;

•	our ability to identify suitable hospices to acquire on favorable terms;

•	our ability to integrate effectively the operations of acquired hospices;

•	our ability to develop new hospice locations in new markets or markets that we currently serve;

•	our ability to attract and retain key personnel and skilled employees; and

•	our dependence on patient referrals.

      In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

      We expect to receive approximately $48.4 million in net proceeds from the sale of 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting the underwriting discount and estimated offering expenses, which we expect to total approximately $5.6 million.

      We intend to use a portion of the net proceeds of this offering to repay all indebtedness under our existing credit facility, which consists of a term loan and a revolving line of credit. As of September 30, 2002, there was outstanding approximately $2.6 million under the term loan and approximately $8.8 million under the revolving credit line. We use the proceeds of the revolving line of credit primarily for working capital purposes. In August 2002, we borrowed $2.5 million under the revolving line of credit to fund the acquisition of a hospice program with approximately 85 patients in Albuquerque, New Mexico. The term loan bears interest at an annual rate equal to the one-month London Interbank Offering Rate in effect from time to time, plus 3.5%. As of September 30, 2002, the effective rate of interest of this loan was 5.3% per annum. Loans under the revolving line of credit bear interest at an annual rate equal to, at our option, either the “prime rate” in effect from time to time, as reported in the “Money Rates” section of the Wall Street Journal, plus 1.5%, or the one-month London Interbank Borrowing Rate in effect from time to time, plus 3.0%. As of September 30, 2002, the effective rate of interest on the revolving credit loans was 4.8% per annum. The maturity date of both the term loan and the revolving line of credit is April 30, 2005.

      Our certificate of incorporation in effect prior to this offering requires that we redeem all outstanding shares of our Series A-2 Preferred Stock upon the closing of this offering. We intend to use approximately $0.3 million of the net proceeds of this offering to redeem those shares.

      We also expect to use a portion of the net proceeds to finance the development of new hospice programs and potential acquisitions of, or strategic alliances with, other hospice care providers. We have not, however, allocated a specific amount of the net proceeds for these purposes. While we engage from time to time in discussions with respect to potential acquisitions and strategic alliances, we currently have no understandings, commitments or agreements with respect to any material transactions of that kind.

      We intend to use the balance of the net proceeds for general corporate purposes.

      Depending on future events, we may determine at a later time to use the net proceeds for different purposes. Pending these uses, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. We are prohibited under our credit facility from paying any dividends if there is a default under the facility or if the payment of any dividends would result in a default. We currently intend to retain future earnings, if any, to fund the expansion and growth of our business.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2002:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all 200,000 outstanding shares of our Class B Common Stock into an equal number of shares of our common stock, the conversion of all 1,316,743 outstanding shares of our Class C Common Stock into an equal number of shares of our common stock, the conversion of all outstanding shares of our convertible preferred stock into 5,603,170 shares of our common stock assuming the conversion of the $3,712,500 of our outstanding Series A-1 Preferred Stock at $12.00 per share, the midpoint of the estimated offering price range; and

•	on a pro forma as adjusted basis to reflect our sale of 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting the underwriting discount and estimated offering expenses, and the application of the net proceeds therefrom.

      The outstanding share information does not include 1,656,060 shares of common stock issuable upon the exercise of stock options outstanding on September 30, 2002 with a weighted average exercise price of $4.50 per share, and 20,000 shares of common stock issuable upon exercise of warrants outstanding on September 30, 2002 at $0.025 per share.

      You should read this information in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus.

	As of September 30, 2002

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except share and per share amounts)
Long-term debt, including current portion	$11,693	$11,693	$250

Redeemable non-convertible preferred stock:
Series A-2 redeemable non-convertible preferred stock, $0.01 par value; 29,500 shares authorized, 29,500 issued and outstanding, actual; none issued or outstanding pro forma or pro forma as adjusted	292	292	—
Redeemable and convertible preferred stock:
Series A-1 convertible preferred stock, $0.01 par value; 404,500 shares authorized, 375,000 issued and outstanding, actual; none issued or outstanding, pro forma or pro forma as adjusted	3,713	—	—
Series B convertible preferred stock, $0.01 par value; 485,000 shares authorized, 485,000 issued and outstanding, actual; none issued or outstanding pro forma or pro forma as adjusted	38,082	—	—
Series C convertible preferred stock, $0.01 par value; 402,500 shares authorized, 402,500 issued and outstanding, actual; none issued or outstanding pro forma or pro forma as adjusted	2,438	—	—
Series D convertible preferred stock, $0.01 par value; 65,000 shares authorized, 60,000 issued and outstanding, actual; none issued or outstanding pro forma or pro forma as adjusted	3,875	—	—
Stockholders’ (deficit) equity:
Class A common stock, $0.01 par value; 14,000,000 shares authorized, 3,836,763 issued and outstanding, actual; 10,956,676 shares issued and outstanding, pro forma; 15,456,676 shares issued and outstanding, pro forma as adjusted	38	110	155
Class B common stock, $0.01 par value; 400,000 shares authorized, 200,000 shares issued and outstanding, actual; none issued or outstanding pro forma or pro forma as adjusted	2	—	—
Class C common stock, $0.01 par value; 1,320,000 shares authorized, 1,316,743 issued and outstanding, actual; none issued or outstanding pro forma or pro forma as adjusted	13	—	—
Additional paid-in capital	2,911	50,962	99,337
Deferred compensation	(1,556)	(1,556)	(1,556)
Accumulated deficit	(32,022)	(32,022)	(32,022)

Total stockholders’ equity (deficit)	(30,614)	17,494	65,914

Total capitalization	$29,479	$29,479	$66,164

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

      Our pro forma net tangible book value per share at September 30, 2002 was $(6.5) million, or $(0.59) per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding after giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 5,603,170 shares of common stock, assuming the conversion of the $3,712,500 of our outstanding Series A-1 Preferred Stock at $12.00 per share, the midpoint of the estimated offering price range, the conversion of all 200,000 outstanding shares of our Class B Common Stock into an equal number of shares of our common stock and the conversion of all 1,316,743 outstanding shares of our Class C Common Stock into an equal number of shares of our common stock. After giving effect to our sale of 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, and after deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value as of September 30, 2002 would have been $41.9 million, or $2.71 per share. This represents an immediate increase in pro forma net tangible book value of $3.30 per share to existing stockholders and an immediate dilution of $9.29 per share to investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$12.00
Net tangible book value per share at September 30, 2002	$(14.24)
Increase per share attributable to pro forma adjustment	$13.65
Pro forma net tangible book value per share at September 30, 2002.	$(0.59)
Increase per share attributable to new investors	$3.30
Pro forma net tangible book value per share after this offering	$2.71
Dilution per share to new investors	$9.29

      The following table summarizes, on a pro forma basis, as of September 30, 2002 the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $12.00 per share, before deducting the underwriting discount and estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percentage	Amount	Percentage	Per Share

Existing stockholders(1)	10,956,676	70.9%	$32,866,638	37.8%	$3.00
New investors(1)	4,500,000	29.1%	$54,000,000	62.2%	$12.00
Totals	15,456,676	100.0%	$86,866,638	100.0%

(1)	Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 9,456,676, or 61.2% of the total shares of common stock to be outstanding after the offering, and will increase the number of shares held by new investors to 6,000,000, or 38.8% of the total shares of common stock outstanding after the offering.

      The tables above assume no exercise of stock options and warrants outstanding on September 30, 2002. As of September 30, 2002, there were 1,656,060 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $4.50 per share and 20,000 shares of common stock issuable upon exercise of outstanding warrants at a price of $0.025 per share. To the extent that these options and warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

      The selected financial data set forth below should be read in conjunction with our consolidated financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 are derived from our audited financial statements not included in this prospectus. The statement of operations data for the years ended December 31, 1999, 2000 and 2001 and the nine month period ended September 30, 2002 and the balance sheet data as of December 31, 2000, December 31, 2001 and September 30, 2002 are derived from our audited financial statements included elsewhere in this prospectus. The financial data for the nine month period ended September 30, 2001 was derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations for the period. The historical results of operations are not necessarily indicative of the operating results to be expected in the future.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Net patient revenue	$10,198	$39,697	$78,768	$81,595	$91,362	$66,332	$93,753
Operating expenses:
Patient care	6,989	26,845	50,693	55,256	63,950	47,738	56,851
General and administrative (exclusive of stock-based compensation charges below)	5,233	17,104	25,500	23,541	30,666	21,046	30,449
Depreciation and amortization	139	992	1,677	1,797	1,990	1,542	953
Restructuring costs	—	2,539	—	—	—	—	—
Stock-based compensation	—	—	—	—	50	—	309

Total operating expenses	12,361	47,480	77,870	80,594	96,656	70,326	88,562

Operating (loss) income	(2,163)	(7,783)	898	1,001	(5,294)	(3,994)	5,191
Non-operating income (expense):
Interest income	105	298	69	202	52	45	—
Interest expense	(54)	(686)	(1,542)	(1,497)	(1,157)	(922)	(804)
Other expense	(8)	(155)	(202)	(8)	(163)	(56)	(87)

Net (loss) income before income taxes	(2,120)	(8,326)	(777)	(302)	(6,562)	(4,927)	4,300
Income tax expense	—	—	68	81	150	109	150

Net (loss) income	(2,120)	(8,326)	(845)	(383)	(6,712)	(5,036)	4,150
Accrued preferred stock dividends(1)	(437)	(1,797)	(2,879)	(3,482)	(3,839)	(2,856)	(3,151)

Net (loss) income to common stockholders	$(2,557)	$(10,123)	$(3,724)	$(3,865)	$(10,551)	$(7,892)	$999

Net (loss) income per common share:
Basic	$(0.68)	$(2.67)	$(0.98)	$(0.76)	$(2.07)	$(1.55)	$0.19

Diluted	$(0.68)	$(2.67)	$(0.98)	$(0.76)	$(2.07)	$(1.55)	$0.09

Weighted average shares outstanding:
Basic	3,782,000	3,782,000	3,798,000	5,098,000	5,098,000	5,098,000	5,132,000

Diluted	3,782,000	3,782,000	3,798,000	5,098,000	5,098,000	5,098,000	11,626,000

				Nine Months Ended
	Year Ended December 31,			September 30,

	1999	2000	2001	2001	2002

	(dollars in thousands)
Operating Data:
Number of hospice programs(2)	43	38	38	38	38
Admissions(3)	10,182	9,455	10,330	7,708	9,372
Days of care(4)	776,694	823,885	948,001	692,685	872,559
Average daily census(5)	2,128	2,251	2,597	2,537	3,196
Other Data:
Adjusted EBITDA(6)	$2,373	$2,790	$(3,417)	$(2,508)	$6,366
Net cash (used in) provided by operating activities	$(1,880)	$2,080	$3,164	$(2,272)	$4,078
Net cash used in investing activities	$(1,272)	$(2,266)	$(2,051)	$(1,934)	$(5,027)
Net cash provided by (used in) financing activities	$3,283	$(2,190)	$(2,277)	$2,189	$1,122

	As of December 31,
						As of September 30,
	1997	1998	1999	2000	2001	2002

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,064	$4,792	$4,923	$2,547	$1,383	$1,556
Working capital	7,638	9,141	9,933	6,548	(1,261)	325
Total assets	9,554	44,926	49,343	46,019	40,997	50,823
Redeemable (non-convertible and convertible) preferred stock(1)	13,201	32,099	38,228	41,710	45,249	48,400
Capital lease obligations, including current portion	—	—	—	—	250	197
Long-term debt, including current portion	—	14,600	13,487	11,955	10,131	11,693
Accumulated deficit(1)	(4,757)	(14,881)	(18,605)	(22,470)	(33,021)	(32,022)
Total stockholders’ deficit	(4,662)	(14,787)	(17,215)	(21,587)	(32,088)	(30,614)

(1)	Reflects accrued dividends on the Series B Preferred Stock, Series C Preferred Stock and the Series D Preferred Stock at the rate of 10% per annum, compounded semi-annually. This preferred stock will convert into common stock upon the closing of this offering, and the accrued preferred stock dividends, which are not payable in the event of a conversion into common stock, will be reversed.

(2)	Number of hospice programs at end of period.

(3)	Represents the total number of patients admitted into our hospice programs during the period.

(4)	Represents the total days of care provided to our patients during the period.

(5)	Represents the average number of patients for whom we provided hospice care each day during the period and is computed by dividing days of care by the number of days during the period.

(6)	Adjusted EBITDA consists of net (loss) income before accrued preferred stock dividends, excluding net interest, taxes, depreciation and amortization and stock-based compensation charges. We present adjusted EBITDA to enhance the understanding of our operating results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA is a key measure we use to evaluate our operations. In addition, we provide our adjusted EBITDA because we believe that investors and securities analysts will find adjusted EBITDA to be a useful measure for evaluating our cash flows from operations, for comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures and working capital requirements. Adjusted EBITDA should not be considered in isolation or as an alternative to net (loss) income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, adjusted EBITDA as presented may not be comparable to other similarly titled measures of performance of other companies. For a reconciliation of net (loss) income to adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adjusted EBITDA”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion of our financial condition and results of operations together with the audited consolidated financial statements and notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements”.

Overview

      We are a leading provider of hospice services in the United States. We began operations in November 1995. Through the development of new programs and two significant acquisitions in 1998, we now provide service through 38 hospice programs serving patients in 14 states. Since our 1998 acquisitions, we have more than doubled our patient census primarily as a result of same-store growth. Our patient census at September 30, 2002 was approximately 3,747 patients. Each of our hospice programs is operated through one of our operating subsidiaries.

      In 2001, our net patient revenue was $91.4 million, which represents a 12.0% increase over our 2000 net patient revenue of $81.6 million. We incurred net losses before accrued preferred stock dividends of $0.8 million in 1999, $0.4 million in 2000 and $6.7 million in 2001. For the nine months ended September 30, 2002, our net patient revenue was $93.8 million, which represents a 41.3% increase over our net patient revenue for the nine months ended September 30, 2001 of $66.3 million. For the nine months ended September 30, 2002, we recorded net income before accrued preferred stock dividends of $4.2 million, as compared to a net loss before accrued preferred stock dividends of $5.0 million for the nine months ended September 30, 2001.

Net Patient Revenue

      Net patient revenue is the amount we believe we are entitled to collect for our services, adjusted as described below. The amount we believe we are entitled to collect for our services varies depending on the level of care provided, the payor and the geographic area where the services are rendered. Net patient revenue includes adjustments for:

•	estimated payment denials and contractual adjustments;

•	amounts we estimate we could be required to repay to Medicare, such as amounts that we would be required to repay if any of our programs exceed the annual per-beneficiary cap, as described below under “Critical Accounting Policies and Significant Estimates — Potential Adjustments to Net Patient Revenue for Exceeding the Medicare Per-Beneficiary Cap”; and

•	subsequent changes to initial level of care determinations.

We adjust our estimates from time to time based on our billing and collection experience. We record net patient revenue when the related services are performed.

      We derive net patient revenue from billings to Medicare, Medicaid, private insurers, managed care providers, patients and others. We operate under arrangements with those payors pursuant to which they reimburse us for services we provide to hospice eligible patients they cover, subject only to our submission of adequate and timely claim documentation. Our patient intake process screens patients for hospice eligibility and identifies whether their care will be covered by Medicare, Medicaid, private insurance, managed care or self-pay. Only after a patient’s hospice eligibility has been determined, a payment source has been identified and services have been provided do we recognize net patient revenue for services that we provide to that patient.

      Medicare reimbursements account for the majority of our net patient revenue. Our net patient revenue is determined primarily by the number of billable patient days, the level of care provided and reimbursement rates. The number of billable patient days is a function of the number of patients admitted to our programs and the number of days that those patients remain in our care (length of stay). Our average length of stay was approximately 60 days in 1999, 79 days in 2000, 83 days in 2001 and 86 days for the nine months ended September 30, 2002. We believe that our average length of stay has steadily increased over these periods due to several factors. First, our percentage of non-cancer patients has been increasing and those patients have a higher average length of stay than cancer patients because their rate of decline is generally slower after hospice eligibility certification. Second, we believe that our open access philosophy and our efforts to educate referral sources about hospice care is encouraging earlier transfers of patients to hospice care. Finally, a significant amount of our growth in recent periods has been in rural markets where access to intensive care hospitals or other alternative sites for hospice-eligible patients is more difficult.

      The table below sets forth the percentage of our net patient revenue in 1999, 2000, 2001 and the nine month periods ended September 30, 2001 and 2002 derived from Medicare, Medicaid, private insurers and managed care payors.

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	1999	2000	2001	2001	2002

Medicare	88.8%	89.6%	97.4%	95.9%	94.2%
Medicaid	4.4%	2.5%	1.5%	1.3%	3.1%
Private insurers and managed care	6.8%	7.9%	1.1%	2.8%	2.7%

      Medicare, Medicaid and most private insurers and managed care providers pay for hospice care at a daily or hourly rate that varies depending on the level of care provided. For a discussion of those levels of care established by Medicare and the current applicable Medicare reimbursement rates, see “Business — Overview of the Hospice Care Industry — Funding Hospice Care: Medicare, Medicaid and other Sources” and “Business — Government Regulation — Overview of Government Payments — Medicare.” The table below sets forth the percentage of our net patient revenue generated under each of the four Medicare levels of care for the periods indicated:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

Level of Care	1999	2000	2001	2001	2002

Routine Home Care	87.8%	90.6%	92.6%	92.1%	93.9%
General Inpatient Care	11.5%	8.9%	7.1%	7.6%	5.8%
Continuous Home Care	0.6%	0.3%	0.1%	0.1%	0.1%
Respite Inpatient Care	0.1%	0.2%	0.2%	0.2%	0.2%

      Typically, each October, Medicare adjusts its base hospice care reimbursement rates for the following year based on inflation and other economic factors. Effective October 1, 1999, the Medicare base rates were increased 1.9% over the base rates then in effect. Such rates were further increased by 2.9% effective October 1, 2000, 5.0% effective April 1, 2001, 3.2% effective October 1, 2001 and 3.4% effective October 1, 2002. These increases have favorably impacted our net patient revenue. Medicare’s base rates are subject to regional adjustments based on local wage levels. These regional adjustments are not necessarily proportional to adjustments in the base rates.

      Medicaid reimbursement rates and hospice care coverage rates for private insurers and managed care plans tend to approximate Medicare rates.

      Because we generally receive fixed payments for our hospice care services based on the level of care provided to our hospice patients, we are at risk for the cost of services provided to our hospice patients. We cannot assure you that Medicare and Medicaid will continue to pay for hospice care in the same manner or in the same amount that they currently do. Reductions in amounts paid by government programs for our services or changes in methods or regulations governing payments, which would likely result in similar changes by private third-party payors, could adversely affect our net patient revenue and profitability.

Expenses

      We recognize expenses as incurred. Our primary expenses include those we classify as either patient care expenses or general and administrative expenses.

      Patient care expenses consist primarily of salaries, benefits, payroll taxes and travel costs associated with our hospice care providers. Patient care expenses also include the cost of pharmaceuticals, durable medical equipment, medical supplies, inpatient arrangements, nursing home costs, net, and purchased services such as ambulance, infusion and radiology. We incur inpatient facility costs primarily through per diem lease arrangements with hospitals and skilled nursing facilities where we provide our services. We also operate a 12-bed, stand-alone inpatient hospice facility and a 10-bed, hospital-based inpatient facility. Patient length of stay impacts our patient care expenses as a percentage of net patient revenue. Patient care expenses are generally higher during the initial and latter days of care. In the initial days of care, expenses tend to be higher because of the initial purchases of pharmaceuticals, medical equipment and supplies and the administrative costs of determining the patient’s hospice eligibility, registering the patient and organizing the plan of care. In the latter days of care, expenses tend to be higher because patients generally require more services, such as pharmaceuticals and nursing care, due to their deteriorating medical condition. Accordingly, if lengths of stay decline, those higher costs are spread over fewer days of care, which increases patient care expenses as a percentage of net patient revenue and negatively impacts profitability. Patient care expenses are also impacted by the geographic concentration of patients. Labor expenses, which represent the single largest category of patient care expenses, tend to be less if patients are geographically concentrated and hospice care providers are required to spend less time traveling and can care for more patients.

      For our patients who receive nursing home care under state Medicaid programs in states other than Arizona, Oklahoma, Pennsylvania and South Carolina, the applicable Medicaid program pays us an amount equal to no more than 95% of the Medicaid per diem nursing home rate for room and board services furnished to the patient by the nursing home in addition to the Medicare or Medicaid routine home care per diem payment. We pay the nursing home for these room and board services at a rate between 95% and 100% of the full Medicaid per diem nursing home rate, depending on the terms of the contract between us and the nursing home. We include the difference between the amount we pay the nursing home and the amount we receive from Medicaid in patient care expenses. We refer to this difference as “nursing home costs, net”. Our nursing home costs, net, were $0.6 million in 2000, $1.0 million in 2001 and were $1.4 million and $0.6 million for the nine months ended September 30, 2001 and 2002, respectively. See note 1 to our financial statements included elsewhere in this prospectus.

      General and administrative expenses primarily include salaries, payroll taxes, benefits and travel costs associated with our staff that is not directly involved with patient care, bonuses for all employees, office leases, marketing, a provision for doubtful accounts and charitable contributions. Our provision for doubtful accounts primarily represents our estimate of uncollectible amounts from self-pay patients and from those patients who are responsible for, but do not pay, private insurance co-payments. Because over 95% of our net patient revenue is derived from Medicare and Medicaid programs, our provision for doubtful accounts has been de minimus for the periods presented in this prospectus. For more information about our charitable contributions, see the section of this prospectus entitled “Certain Transactions — VistaCare Hospice Foundation”.

Stock-Based Compensation

      Stock-based compensation charges represent the difference between the exercise price of stock options granted and the deemed fair value of our common stock on the date of grant determined in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. We recognize compensation charges ratably over the vesting periods of the stock options.

      With respect to stock options granted to employees in November 2001, February 2002, May 2002 and August 2002, we recognized stock-based compensation of $50,000 in 2001 and $309,000 for the nine months ended September 30, 2002. As of September 30, 2002, we had $1.6 million of additional deferred stock-based compensation relating to these option grants, which amount we will amortize ratably over the vesting periods of the options.

Capitalized Software Development Costs

      We have capitalized certain internal costs related to the development of software used in our business. We capitalize all qualifying internal costs incurred during the application development stage. Costs incurred during the preliminary project stage and post-implementation/ operation stage are expensed as incurred. As of September 30, 2002, we had total capitalized software development costs, net of amortization, of approximately $3.5 million, which amount was being amortized over three years.

Goodwill

      Goodwill from our 1998 and 2002 acquisitions, net of accumulated amortization, was $20.5 million as of September 30, 2002. Prior to 2002, we were amortizing the goodwill from our 1998 acquisitions over 30 years. New rules issued by the Financial Accounting Standards Board, effective for 2002, require that we no longer amortize goodwill. These rules require that we analyze our goodwill for impairment annually, or more often if events or circumstances arise that indicate that the carrying value of our goodwill exceeds its fair market value. We applied these rules beginning in the first quarter of 2002. Application of the non-amortization provisions of the new rules in 2001 would have resulted in a decrease in amortization expense of $0.7 million. We have concluded that no basis for impairment of our goodwill exists as of the date of this prospectus.

Adjusted EBITDA

      Adjusted EBITDA consists of net (loss) income before accrued preferred stock dividends, excluding net interest, taxes, depreciation and amortization and stock-based compensation charges. We present adjusted EBITDA to enhance the understanding of our operating results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA is a key measure we use to evaluate our operations. In addition, we provide our adjusted EBITDA because we believe that investors and securities analysts will find adjusted EBITDA to be a useful measure for evaluating our cash flows from operations, for comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures and working capital requirements. Adjusted EBITDA should not be considered in isolation or as an alternative to net (loss) income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, adjusted EBITDA as presented may not be comparable to other similarly titled measures of performance of other companies.

      The following table reconciles our net (loss) income before accrued preferred stock dividends to adjusted EBITDA and also shows cash flows from operating, investing and financing activities for the periods indicated:

				Nine Months Ended
	Year Ended December 31,			September 30,

	1999	2000	2001	2001	2002

	(in thousands)
				(unaudited)
Net (loss) income before accrued preferred stock dividends	$(845)	$(383)	$(6,712)	$(5,036)	$4,150
Add:
Interest income	(69)	(202)	(52)	(45)	—
Interest expense	1,542	1,497	1,157	922	804
Income tax expense	68	81	150	109	150
Depreciation and amortization	1,677	1,797	1,990	1,542	953
Stock-based compensation	—	—	50	—	309
Adjusted EBITDA	$2,373	$2,790	$(3,417)	$(2,508)	$6,366

Net cash (used in) provided by operating activities	$(1,880)	$2,080	$3,164	$(2,272)	$4,078
Net cash used in investing activities	$(1,272)	$(2,266)	$(2,051)	$(1,934)	$(5,027)
Net cash provided by (used in) financing activities	$3,283	$(2,190)	$(2,277)	$2,189	$1,122

Critical Accounting Policies and Significant Estimates

      To understand our financial position and results of operations, you should read carefully the description of our significant accounting policies set forth in note 1 to our financial statements appearing elsewhere in this prospectus. You should also be aware that application of our significant accounting policies requires that we make certain judgments and estimates, which are subject to an inherent degree of uncertainty.

     Adjustments to Net Patient Revenue for Estimated Payment Denials

      Approximately 95% of our net patient revenue is derived from Medicare and Medicaid programs. The balance of our net patient revenue is derived primarily from private insurers and managed care programs. We operate under arrangements with these payors pursuant to which they reimburse us for services we provide to hospice-eligible patients they cover, subject only to our submission of adequate and timely claim documentation. In some cases, these payors deny our claims for reimbursement for reasons such as:

•	our claim documentation is incomplete;

•	the payor deems the patient ineligible for hospice coverage; or

•	we have failed to provide timely written physician certifications as to patient eligibility.

      We adjust our net patient revenue to the extent we estimate these payors will deny our claims. This estimate is subject to change based on information we receive or data we compile concerning factors such as:

•	our experience of claim denials by payor class;

•	the strength and reliability of our billing practices; and

•	changes in the regulatory environment.

     Adjustments to Net Patient Revenue for Exceeding the Medicare Per-Beneficiary Cap

      Each of our hospice programs is subject to the annual Medicare per-beneficiary cap, as more fully described in the section of this prospectus entitled “Business — Government Regulation — Overview of Government Payments — Medicare”. In effect, the per-beneficiary cap imposes a limit on the amount of payments per beneficiary that we can receive from Medicare during the twelve-month period between November 1 of one year and October 31 of the following year. To determine whether we have exceeded the per-beneficiary cap at any of our programs, Medicare first multiplies the number of Medicare hospice beneficiaries in that program who have elected Medicare hospice coverage for the first time in that twelve-month period by the annual per-beneficiary cap amount. If actual Medicare reimbursements to that program exceed that amount, Medicare requires that we repay the difference to Medicare.

      We actively monitor each of our programs to determine whether they are likely to exceed the Medicare per-beneficiary cap. If we determine that a program is likely to exceed the cap, we attempt to institute corrective action, such as a change in patient mix. However, to the extent we believe our corrective action will not be successful, we estimate the amount that we could be required to repay to Medicare and accrue that amount as a reduction to net patient revenue. Factors that impact our estimate include:

•	timing of billing by us and payment by Medicare;

•	our success in implementing corrective measures; and

•	possible enrollment of beneficiaries in our programs who, without our knowledge, may have previously elected Medicare hospice coverage through another hospice provider.

      We recorded reductions to net patient revenue of $1.0 million and $1.1 million in the years ended December 31, 2000 and December 31, 2001, respectively, for exceeding the per-beneficiary cap in those years.

     Goodwill Impairment

      On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which requires that we conduct a review to determine whether the carrying value of the goodwill associated with our acquired businesses exceeds its fair market value. We are required to conduct such a review annually, or more often if events or circumstances arise that indicate the fair market value of such goodwill may have materially declined. Such events or circumstances could include:

•	significant under-performance of our acquired businesses relative to historical or projected operating results;

•	significant negative industry trends; or

•	significant changes in regulations governing hospice reimbursements from Medicare and state Medicaid programs.

To determine the fair market value of our goodwill, we make estimates regarding future cash flows and the potential sale and liquidation values of our acquired businesses.

      In the event we determine that the value of our goodwill has become impaired, we are required to write down the value of the goodwill to its fair market value on our balance sheets and to reflect the extent of the impairment as an expense on our statements of operations. We have not recorded any impairment of goodwill for any accounting period presented in this prospectus.

     Income Taxes and Deferred Tax Assets

      As of December 31, 2001, we had net operating tax loss carryforwards to offset future taxable income of approximately $11.0 million. These carryforwards begin to expire in 2011 for federal income tax purposes and in 2002 for state income tax purposes. Future utilization of our net operating tax loss carryforwards may be limited under Internal Revenue Code Section 382 based upon changes in ownership that may occur in the future. We had net deferred tax assets of $7.6 million as of December 31, 2001, of which approximately $4.7 million related to net operating tax loss carryforwards, which were entirely offset by a valuation allowance. We recorded a valuation allowance to reduce our net deferred tax assets to the amount that we believe is more likely than not to be realized based upon our recent operating results. At present, we intend to recognize the benefits as the net operating tax loss carryforwards are utilized in the future. However, we will continue to evaluate the necessity of maintaining the valuation allowance based upon current and future profitable operating results.

Results of Operations

      The following table sets forth selected consolidated financial information as a percentage of net patient revenue for the periods indicated:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	1999	2000	2001	2001	2002

Net patient revenue	100%	100%	100%	100%	100%
Operating Expenses:
Patient care:
Salaries, benefits and payroll taxes	34.7%	40.7%	44.3%	44.0%	40.1%
Pharmaceuticals	8.3%	7.9%	8.0%	8.3%	6.0%
Durable medical equipment and supplies	5.0%	5.3%	5.7%	5.8%	5.0%
Other (including inpatient arrangements, nursing home costs, net, purchased services and travel)	16.4%	13.8%	12.0%	13.9%	9.5%

Total	64.4%	67.7%	70.0%	72.0%	60.6%

General and administrative (exclusive of stock-based compensation charges reported below):
Salaries, benefits and payroll taxes	19.1%	15.6%	18.1%	16.9%	16.3%
Office leases	2.6%	2.9%	3.0%	2.9%	2.5%
Other (including severance, travel, marketing and charitable contributions)	10.7%	10.4%	12.5%	11.9%	13.7%

Total	32.4%	28.9%	33.6%	31.7%	32.5%

Depreciation and amortization	2.1%	2.2%	2.2%	2.3%	1.0%
Stock-based compensation	0.0%	0.0%	0.0%	0.0%	0.3%
Operating (loss) income	1.1%	1.2%	(5.8)%	(6.0)%	5.6%
Non-operating income (expense)	(2.1)%	(1.6)%	(1.4)%	(1.4)%	(1.0)%
Income tax expense	0.1%	0.1%	0.1%	0.2%	0.2%
Net (loss) income before accrued dividends to preferred stockholders	(1.1)%	(0.5)%	(7.3)%	(7.6)%	4.4%
Adjusted EBITDA(1)	3.0%	3.4%	(3.7)%	(3.8)%	6.8%

(1)	Adjusted EBITDA consists of net (loss) income before accrued preferred stock dividends excluding net interest, taxes, depreciation and amortization and stock-based compensation charges. We present adjusted EBITDA to enhance the understanding of our operating results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA is a key measure we use to evaluate our operations. In addition, we provide our adjusted EBITDA because we believe that investors and securities analysts will find adjusted EBITDA to be a useful measure for evaluating our cash flows from operations, for comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures and working capital requirements. Adjusted EBITDA should not be considered in isolation or as an alternative to net (loss) income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, adjusted EBITDA as presented may not be comparable to other similarly titled measures of performance of other companies.

Nine Months Ended September 30, 2002, Compared to Nine Months Ended September 30, 2001

     Net Patient Revenue

      Net patient revenue increased $27.4 million, or 41.3%, from $66.3 million for the nine months ended September 30, 2001 to $93.8 million for the nine months ended September 30, 2002. This increase was due to an increase in billable patient days and the Medicare reimbursement rate increases effective April 1 and October 1, 2001. Net patient revenue per day of care was approximately $96 and $107 for the nine months ended September 30, 2001 and 2002, respectively. This increase was due primarily to the Medicare rate increases and an increase in the number of patients receiving care in geographic regions where reimbursement rates are relatively higher. Our average daily census of patients increased from 2,537 for the nine months ended September 30, 2001 to 3,196 for the nine months ended September 30, 2002. Medicare and Medicaid payments represented 97.2% and 97.3% of net patient revenue for the nine months ended September 30, 2001 and 2002, respectively.

      The increase in net patient revenue was also attributable to a reduction in the adjustment for estimated payment denials from $4.8 million, or 7.2% of recorded net patient revenue for the nine months ended September 30, 2001, to $1.9 million, or 2.0% of recorded net patient revenue for the nine months ended September 30, 2002. The greater adjustment for payment denials in 2001 reflected various billing issues encountered in that period including most significantly our failure to provide certain Medicaid and private insurance carriers with adequate or timely claim documentation. In 2002, we took several steps to improve our billings and collections efforts, including:

•	implementing a web-based application that enables us to verify whether our patients are eligible to receive Medicare and Medicaid benefits;

•	establishing a committee consisting of members of our corporate financial services and operations departments to manage billing and collection issues;

•	increasing training at the program level in billing practices and procedures; and

•	adopting more stringent procedures for determining alternative payment sources.

     Patient Care Expenses

      Patient care expenses increased $9.1 million, or 19.1%, from $47.7 million for the nine months ended September 30, 2001 to $56.9 million for the nine months ended September 30, 2002. Of this increase, 92.2% was due to a $8.4 million increase in salaries, benefits and payroll taxes and travel costs of hospice care providers, including pay increases for our existing care providers and costs associated with additional personnel hired to provide care to our increased census of patients. The remainder of the increase was due to an increase in purchased services, durable medical equipment and medical supplies required to provide care to our increased census of patients. As a percentage of net patient revenue, patient care expenses decreased from 72.0% for the nine months ended September 30, 2001 to 60.6% for the nine months ended September 30, 2002. This decrease was primarily due to a reduction in average per patient daily pharmaceutical expenses, which declined by $1.54 per patient day from $7.97 per patient day for the nine months ended September 30, 2001 to $6.43 for the nine months ended September 30, 2002. The decrease was also due to a reduction in our average daily cost of purchased services, which declined by $0.32 per patient day from $3.21 per patient day for the nine months ended September 30, 2001 to $2.89 per patient day for the nine months ended September 30, 2002.

General and Administrative Expenses (Exclusive of Stock-Based Compensation)

      General and administrative expenses increased $9.4 million, or 44.7%, from $21.0 million for the nine months ended September 30, 2001 to $30.4 million for the nine months ended September 30, 2002. As a percentage of net patient revenue, general and administrative expenses increased from 31.7% for the nine months ended September 30, 2001 to 32.5% for the nine months ended September 30, 2002. Of the overall increase in general and administrative expenses, 42.6% was due to a $4.0 million increase in salaries, payroll taxes, benefits and travel costs of staff not directly involved with patient care, and 23.4% of the increase was the result of a $2.2 million increase in performance-based bonus payments to all employees. The remainder of the increase was due to expenses incurred in connection with information systems improvements as well increased training, human resources, charitable contributions and other expenditures required to support growth in overall staffing.

     Depreciation and Amortization

      Depreciation and amortization expense decreased $0.6 million, or 38.2%, from $1.5 million for the nine months ended September 30, 2001 to $1.0 million for the nine months ended September 30, 2002. As a percentage of net patient revenue, depreciation and amortization expense decreased from 2.3% for the nine months ended September 30, 2001 to 1.0% for the nine months ended September 30, 2002. These decreases were due to our ceasing to amortize goodwill in the nine months ended September 30, 2002 as a result of SFAS No. 142. See note 1 to our financial statements included elsewhere in this prospectus.

     Stock-Based Compensation

      The stock-based compensation charge of $0.3 million for the nine months ended September 30, 2002, related to stock options granted to employees with exercise prices below the deemed fair value of our common stock. For more information, see this discussion under “— Stock-Based Compensation” above.

     Non-Operating Income (Expense)

      Non-operating income (expense) decreased slightly for the nine months ended September 30, 2001 to $(0.9) million for the nine months ended September 30, 2002 primarily due to reduced interest expenses resulting from less borrowings and lower interest rates.

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

     Net Patient Revenue

      Net patient revenue increased $9.8 million, or 12.0%, from $81.6 million in 2000 to $91.4 million in 2001. This increase was due to an increase in billable patient days and the Medicare reimbursement rate increases effective April 1 and October 1, 2001. Net patient revenue per day of care declined from $99 in 2000, to $96 in 2001 as the Medicare reimbursement rate increases were offset by a decrease in the percentage of patients receiving general inpatient care. Our average daily census of patients increased from 2,251 in 2000 to 2,597 in 2001. Medicare and Medicaid payments represented 92.1% of net patient revenue in 2000 and 98.9% of net patient revenue in 2001.

      The increase in net patient revenue from 2000 to 2001 was reduced by an increase in the adjustment for estimated payment denials from $3.3 million, or 4.1% of recorded net patient revenue in 2000, to $6.2 million, or 6.8% of recorded net patient revenue in 2001.

     Patient Care Expenses

      Patient care expenses increased $8.7 million, or 15.7%, from $55.3 million in 2000 to $64.0 million in 2001. As a percentage of net patient revenue, patient care expenses increased from 67.7% in 2000 to 70.0% in 2001. Of the overall increase in patient care expenses, 84.0% was due to a $7.3 million increase in salaries, payroll taxes, benefits and travel costs of patient care staff. The remainder of the increase was due to increased expenditures for items such as durable medical equipment and pharmaceuticals required to provide care to our increased census of patients. This increase in expenses was partially offset by a $0.4 million decrease in nursing home costs, net.

     General and Administrative Expenses

      General and administrative expenses increased $7.1 million, or 30.3%, from $23.5 million in 2000 to $30.7 million in 2001. As a percentage of net patient revenue, general and administrative expenses increased from 28.9% in 2000 to 33.6% in 2001. Of the overall increase in general and administrative expenses, 53.5% was due to a $3.8 million increase in salaries, payroll taxes, benefits and travel costs of staff not directly involved with patient care, including costs associated with the hiring and relocation of new management personnel. The remainder of the increase was due to expenses incurred in connection with increased training, human resources and other expenditures required to support growth in overall staffing. These increased expenses were partially offset by a $0.5 million reversal we recorded as the result of a reduction in the lease termination charge described below.

      In 1999 we recorded a charge of $1.1 million related to our termination of an inpatient facility lease. The charge was equal to the rent due for the balance of the lease term. As a result of negotiations with the landlord, in 2000 we were able to reduce the lease termination charge by $0.5 million and, accordingly, reduced general and administrative expenses in 2000 by that amount.

     Depreciation and Amortization

      Depreciation and amortization expense increased $0.2 million, or 10.7%, from $1.8 million in 2000 to $2.0 million in 2001. This increase was due to increased capital expenditures, primarily technology equipment for our hospice programs. As a percentage of net patient revenue, depreciation and amortization expense remained constant at 2.2% in 2000 and 2001.

     Stock-Based Compensation

      The stock-based compensation charge of $50,000 for the year ended December 31, 2001, related to stock options granted to employees with exercise prices below the deemed fair value of our common stock. For more information, see this discussion under “— Stock-Based Compensation” above.

     Non-Operating Income (Expense)

      Non-operating income (expense) remained constant at $(1.3) million in 2000 and 2001.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Net Patient Revenue

      Net patient revenue increased $2.8 million, or 3.6%, from $78.8 million in 1999 to $81.6 million in 2000. This increase was due to an increase in billable patient days and the Medicare reimbursement rate increases effective October 1, 1999 and October 1, 2000. Net patient revenue per day of care declined from $102 in 1999 to $99 in 2000 as the Medicare reimbursement rate increases were offset by the decrease in the percentage of patients receiving general inpatient care. An increase in our average daily census of patients from 2,128 in 1999 to 2,251 in 2000 resulted in an increase of $4.4 million in net patient revenue, offset by the effect of estimated payment denials. The remainder of the increase was due to an increase in Medicare and Medicaid reimbursement rates and an increased average length of stay. Medicare and Medicaid payments represented 93.2% of net patient revenue in 1999 and 92.1% of net patient revenue in 2000.

     Patient Care Expenses

      Patient care expenses increased $4.6 million, or 9.0%, from $50.7 million in 1999 to $55.3 million in 2000. As a percentage of net patient revenue, patient care expenses increased from 64.4% in 1999 to 67.7% in 2000. The increase in patient care expenses was primarily due to a $5.8 million increase in salaries, payroll taxes, benefits and travel costs of patient care staff required to provide care to our increased census of patients. This increase in expenses was partially offset by a $1.6 million decrease in expenditures for purchased services and durable medical equipment and by a $0.1 million decrease in pharmaceutical expenses.

     General and Administrative Expenses

      General and administrative expenses decreased $2.0 million, or 7.7%, from $25.5 million in 1999 to $23.5 million in 2000. As a percentage of net patient revenue, general and administrative expenses decreased from 32.4% in 1999 to 28.9% in 2000. Of the overall decrease in general and administrative expenses, 50.0%

was due to a $1.0 million decrease in employee bonuses paid in 2000, and 25.0% was due to a $0.5 million reversal we recorded in 2000 as the result of a reduction in a lease termination fee.

     Depreciation and Amortization

      Depreciation and amortization expense increased $0.1 million, or 7.2%, from $1.7 million in 1999 to $1.8 million in 2000. This increase was due to capitalized software amortization and depreciation on purchased capital assets. As a percentage of net patient revenue, depreciation and amortization expense increased from 2.1% in 1999 to 2.2% in 2000.

     Non-Operating Income (Expense)

      Non-operating income (expense) decreased $0.4 million, or 22.2%, from $(1.7) million in 1999 to $(1.3) million in 2000 due to reduced interest expense resulting from less borrowings.

Liquidity and Capital Resources

      Since 1999, our principal liquidity requirements have been for working capital, debt service and capital expenditures. We have financed these requirements primarily with borrowings under our credit facility and proceeds from the issuance of preferred stock. As of September 30, 2002, we had cash and cash equivalents of $1.6 million, working capital of $0.3 million and the ability to borrow an additional $5.7 million under our revolving credit facility described below.

      Net cash provided by operating activities was $3.2 million for 2001 even though we had a net loss before accrued preferred stock dividends of approximately $6.7 million. Due to the timing of receiving invoices and incurring obligations and the timing of cash payments, our accounts payable and accrued expenses operating accounts provided cash of approximately $4.6 million in 2001.

      Net cash provided by operating activities for the nine months ended September 30, 2002 was $4.1 million. Our patient accounts receivable increased by $4.0 million during the nine-month period ended September 30, 2002 primarily due to patient census growth.

      Net cash used in investing activities was $(1.3) million in 1999, $(2.3) million in 2000, $(2.1) million in 2001 and $(5.0) million for the nine months ended September 30, 2002. The cash expenditures in 1999 related primarily to the cost of relocating our corporate offices from Dallas, Texas to Scottsdale, Arizona and subsequently relocating within Scottsdale. The cash expenditures in 2000 and 2001 related primarily to purchases of third-party software and the costs of internally developed software. The cash expenditures in the nine month period ended September 30, 2002 related primarily to the acquisition of a hospice program with approximately 85 patients in Albuquerque, New Mexico for cash consideration of $2.5 million.

      In the nine-month period ended September 30, 2002, we made mandatory repayments of principal in the aggregate amount of $417,000 under our term loan.

      We maintain a credit facility with Healthcare Business Credit Corporation, or HBCC, providing for a $30.0 million revolving line of credit and a $3.0 million term loan. Our revolving line of credit provides that we may borrow, repay and re-borrow from time to time up to $30.0 million, subject to the availability of a sufficient amount of accounts receivable at the time of borrowing. As of September 30, 2002, $8.8 million was outstanding under our revolving line of credit and an additional $5.7 million was available for borrowing.

      Loans under the revolving line of credit bear interest at an annual rate equal to, at our option, either the “prime rate” in effect from time to time, as reported in the “Money Rates” section of the Wall Street Journal, plus 1.5%, or the one-month London Interbank Borrowing Rate in effect from time to time, plus 3.0%. Interest on the term loan accrues at the one-month London Interbank Offering Rate in effect from time to time, plus 3.5% per annum. Interest rates increase by 3.5% if there is an event of default. Accrued interest is due and payable weekly on revolving credit loans bearing interest at the prime rate. Accrued interest on loans bearing interest at the London Interbank Offering Rate, including the term loan, is due and payable on the last business day of the month. The maturity date for both the term loan and the revolving credit loan is

April 30, 2005. As of September 30, 2002, the effective interest rate for borrowings under our revolving line of credit was 4.8% per annum. As of September 30, 2002, the effective rate of interest on our term loan was 5.3% per annum. As of September 30, 2002, the outstanding principal balance under our term loan was $2.6 million. We are currently required to make monthly principal repayments of $83,333 on our term loan.

      Our credit facility is collateralized by substantially all of our assets. In addition, our credit agreement with HBCC contains customary covenants including covenants restricting our ability to incur additional indebtedness, permit liens on property or assets, make capital expenditures, make certain investments, pay dividends or make restricted payments, and prepay or redeem debt or amend certain agreements relating to our indebtedness. As of December 31, 2001 and March 31, 2002, we were not in compliance with certain covenants set forth in the credit agreement. In July 2002, we entered into an agreement with HBCC pursuant to which HBCC agreed to waive our past failure to comply with such covenants and to amend certain of the financial covenants for future periods. We were in compliance with the terms of the amended covenants as of the date of this prospectus.

      From 1995 to 1999, we raised a total of $31.5 million from private placements of our preferred stock and common stock.

      In August 2002, a financial institution issued a letter of credit in the stated amount of $215,000 on our account for the benefit of our workers compensation insurance provider to secure payment of our premiums on the policy. Our reimbursement obligations under the letter of credit are secured by a $215,000 certificate of deposit that matures in one year.

      In August 2002, we completed the acquisition of a hospice program in Albuquerque, New Mexico with approximately 85 patients for $2.5 million in cash and an unsecured promissory note in the original principal amount of $250,000. We are in the process of combining the operations of the acquired program with our existing hospice program in the same market.

      Each of our hospice programs is subject to the annual Medicare per-beneficiary cap, as more fully described in the section of this prospectus entitled “Business — Government Regulation — Overview of Government Payments — Medicare”. If we are found by Medicare to have exceeded the per-beneficiary cap, Medicare will require that we make restitution for payments made to us in excess of the per-beneficiary cap. We were required to repay Medicare $1.0 million in 2000 and $1.1 million in 2001 for exceeding the per-beneficiary cap in those years. We actively monitor each of our programs to determine whether they are likely to exceed the per-beneficiary cap and attempt corrective action when necessary.

      We expect that our principal liquidity requirements will be for working capital, the development of new hospice programs, the acquisition of other hospice programs, debt service and capital expenditures. We expect that proceeds from this offering, our existing funds, cash flows from operations and borrowing capacity under our credit agreement will be sufficient to fund our principal liquidity requirements for at least 12 months following the date of this prospectus. Our future liquidity requirements and the adequacy of our available funds will depend on many factors, including payment for our services, regulatory changes and compliance with new regulations, expense levels, capital expenditures and future development of new hospice programs and acquisitions.

Interest Rate and Foreign Exchange Risk

     Interest Rate Risk

      We do not expect our cash flow to be affected to any significant degree by a sudden change in market interest rates. We have not implemented a strategy to manage interest rate market risk because we do not believe that our exposure to this risk is material at this time. After we complete this initial public offering of our common stock, we will assess the significance of interest rate market risk on a periodic basis and will implement strategies to manage risk as we deem appropriate.

     Foreign Exchange

      We operate our business within the United States and execute all transactions in U.S. dollars.

Payment, Legislative and Regulatory Changes

      We are highly dependent on payments from the Medicare and Medicaid programs. These programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, rate freezes and funding reductions. Reductions in amounts paid by these programs for our services or changes in methods or regulations governing payments for our services could materially adversely affect our net patient revenue and profitability.

Inflation

      The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. In addition, suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures designed to curb increases in operating expenses. To date, reimbursement rate increases and our increasing patient census have offset increases in operating costs. However, we cannot predict our ability to cover or offset future cost increases.

Recent Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed impairment annually, or more often if events or circumstances arise that indicate that the carrying value of our goodwill exceeds its fair market value. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 was effective beginning in the first quarter of 2002. We have concluded that no basis for impairment of our goodwill exists as of the date of this prospectus.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 is effective for fiscal years beginning in 2002. We do not expect that the adoption of the statement will have a significant impact on our financial position or results of operations.

BUSINESS

Overview of Our Business

      We are a leading provider of hospice services in the United States. Through interdisciplinary teams of physicians, nurses, home healthcare aides, social workers, spiritual and other counselors and volunteers, we provide care primarily designed to reduce pain and enhance the quality of life of terminally ill patients, most commonly in their home or other residence of choice. Our mission is to provide superior and financially responsible care for the physical, spiritual and emotional needs of our patients and their families, while maintaining a supportive environment for our employees.

      We have grown rapidly since commencing operations in 1995. By the end of 1997, our operations consisted of seven programs in four states. In 1998, we completed two significant acquisitions that increased our census from approximately 350 patients to approximately 1,750 patients. Since then, we have more than doubled our patient census primarily through same-store growth. As of September 30, 2002, we had 38 hospice programs serving patients in 14 states with a census of approximately 3,747 patients. Our net patient revenue was $91.4 million in 2001. For the nine months ended September 30, 2002, our net patient revenue was $93.8 million, a 41.3% increase over our net patient revenue of $66.3 million for the nine months ended September 30, 2001.

      Our rapid growth has presented challenges. For example, our 1998 acquisitions required us to spend considerable time and resources integrating our systems and operating methods with those of the acquired businesses. Our efforts to improve our same-store growth required us to invest in the development of extensive referral relationships. As a result of these and other challenges, we incurred net losses before accrued preferred stock dividends of $0.9 million, $0.4 million and $6.7 million in 1999, 2000 and 2001, respectively. However, for the nine months ended September 30, 2002, we recorded net income before accrued preferred stock dividends of $4.2 million compared to a net loss before accrued preferred stock dividends of $5.0 million for the nine months ended September 30, 2001.

      We plan to continue our expansion through same-store growth and the development of new hospice programs, as well as through strategic alliances, partnerships and acquisitions. We expect that our growth strategy will present challenges similar to those we have faced in the past. However, as a result of the experience of our management team and our investment in information technology infrastructure, employee training and regulatory compliance programs, we believe we have developed a solid platform for future growth.

      Our operations are built around a mission-oriented philosophy that emphasizes superior care and open access to our services. We believe our high care standards, distinctive service philosophy and expertise in cost-effective care management help us develop strong relationships with the medical and consumer communities we serve and give us a competitive advantage in obtaining patient referrals.

      Our predecessor corporation, Vista Hospice Care, Inc., a Delaware corporation, was formed in 1995. In 1998, in connection with our two significant acquisitions, we reorganized our corporate structure by establishing VistaCare, Inc., a Delaware corporation, as the parent holding company of Vista Hospice Care, Inc. and our other operating subsidiaries.

Overview of the Hospice Care Industry

     Development of the Industry

      Over the past century, care for terminally ill patients in the United States focused primarily on curative treatment, with only secondary regard for patient comfort and immediate quality of life concerns. The 1960s and 1970s saw the emergence of a grass roots movement in the United States that advocated a shift in attitude from strictly providing curative care for terminally ill patients to providing a greater degree of physical, emotional and spiritual comfort and care for patients and their families at the end-of-life. Hospice programs provide these services. According to the National Hospice and Palliative Care Organization, or NHPCO, since the 1970s, hospice care in the United States has grown into a multi-billion dollar industry that served approximately 700,000 patients in 2000 through more than 3,100 hospice care programs in the United States and its territories.

     Funding Hospice Care: Medicare, Medicaid and Other Sources

      Today, Medicare is the largest payor for hospice services. To be eligible to receive the Medicare hospice benefit, a patient must have two physicians certify that, if the patient’s terminal illness were to run its usual course, the patient would have a life expectancy of six months or less. Hospice care is also covered by most private insurance plans, and 43 states and the District of Columbia provide hospice coverage to their Medicaid beneficiaries. The NHPCO, reports that in 2000 at the time of admission, approximately 79% of hospice patients claimed Medicare as their payment source, 13% private insurance, 5% Medicaid, 3% alternative sources and 1% self-pay.

      Medicare has provided benefits for hospice care since 1983. According to the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), or CMS, between 1984 and 2000, the number of hospice programs certified by Medicare increased from 31 to 2,273. In addition, CMS estimates that Medicare hospice expenditures will reach $3.8 billion in 2002.

      The Medicare hospice benefit covers four distinct levels of care, each of which is subject to a different per diem reimbursement rate. The table below sets forth a brief description of each of the four levels of care and the base Medicare per diem reimbursement rates in effect for the periods indicated:

		Base Medicare Per Diem
		Reimbursement Rates

		October 1, 2001	October 1, 2002
		through	through
Level of Care	Care Description	September 30, 2002	September 30, 2003

Routine Home Care	Provided through visits by members of the interdisciplinary team to the patient’s home or other residence	$110.42	$114.20

General Inpatient Care	Provided in a hospital or other inpatient facility when pain or other symptoms cannot be managed effectively in a home setting	$491.19	$508.01

Continuous Home Care	Provided in the patient’s home or other residence to manage acute pain or other medical symptoms for a minimum of eight hours per day, with nursing care accounting for more than half of the care provided	$644.45	$666.52

Respite Inpatient Care	Provided for up to five days in a hospital or other inpatient facility to relieve the patient’s family or other caregivers	$114.22	$118.13

These reimbursement rates are Medicare’s base rates and vary from region to region depending on local salary levels. In 2000, routine home care services accounted for 96.0% of all Medicare hospice days while general inpatient care services, continuous home care services and respite inpatient care services accounted for 3.0%, 0.3% and 0.3% of Medicare hospice days, respectively. Effective each October 1, and occasionally at other times, Medicare establishes new base hospice care reimbursement rates. The table below sets forth the Medicare hospice base rate increases since October 1, 1999:

Percentage Increase in
Effective Date of Rate Increase	Medicare Hospice Base Rates

October 1, 1999	1.9%
October 1, 2000	2.9%
April 1, 2001	5.0%
October 1, 2001	3.2%
October 1, 2002	3.4%

      Medicaid reimbursement rates and hospice care coverage rates for private insurance plans tend to approximate Medicare rates.

Market Opportunity

      We believe the hospice care industry is poised for substantial growth over the next several years due to the following factors:

      Awareness and Acceptance of Hospice Care Services is Expanding. Over the past several years, there has been expanding awareness and acceptance of hospice care evidenced by:

•	according to the NHPCO, between 1992 and 2000 the number of patients receiving hospice care increased from approximately 246,000 to approximately 700,000 annually;

•	according to CMS, between 1988 and 2000 Medicare reimbursements for hospice care increased by approximately $2.8 billion;

•	although hospice care has been traditionally associated with end-stage cancer patients, Medicare records from 1992 to 1998 show a 338% increase in the number of Medicare beneficiaries using the Medicare hospice benefit for conditions other than cancer;

•	according to CMS, the number of Medicare certified hospice programs increased by 89% between 1992 and 2002; and

•	a significant percentage of commercial insurers now provide coverage for hospice care services.

      Hospice Care Provides Significant Cost Savings Over Traditional Care. Recent estimates by CMS have concluded that the cost of care for hospice patients is substantially less than the cost of care for similarly situated patients receiving traditional medical services, often in high acuity settings such as hospitals. Reasons for those cost savings include:

•	hospice care patients in long-term care facilities are hospitalized fewer days in their last month of life than long-term care facility residents not enrolled in hospice programs, according to a March 2000 report commissioned by the United States Department of Health and Human Services;

•	hospice care patients are often transitioned from expensive treatments, such as chemotherapy and radiation, to less expensive forms of palliative care; and

•	hospice care patients generally require less emergency care, which typically involves costly transportation, paramedics, emergency room and other charges.

We believe that government and other payors will continue to encourage the use of hospice care because of such cost savings.

      The American Population is Aging. In 2001, 81.4% of our patients were over the age of 65 at the time of admission. Data from the United States Census Bureau indicate that this segment of the American population is expected to grow at a rate three times greater than the rate of the general population between 2002 and 2022. According to the United States Census Bureau, the number of Americans over the age of 65 will increase from 35 million in 2000 to 54 million in 2020. We expect that as this segment of the population grows, the demand for end-of-life services, including hospice care, will increase accordingly.

      Hospice Services Are Underutilized. Although the number of hospice patients has increased rapidly in recent years, we believe that a significant number of hospice-eligible patients do not take advantage of hospice care. The NHPCO estimates that only 25% of decedents in 2000 received hospice care. A 1999 study by The National Hospice Foundation concluded that 75% of Americans were not aware that hospice care can be provided in the home and 90% did not know that hospice care is covered by Medicare. We believe that the following factors contribute to the current underutilization of hospice care:

•	resistance to or misunderstanding of the benefits of hospice care; and

•	restrictive eligibility criteria on the part of some hospice care providers, including denying enrollment to patients who wish to continue to maintain certain forms of aggressive treatment or patients who do not have a principal caregiver.

      We believe that as awareness and acceptance of hospice care grows and hospice programs develop a reputation for consistent, high quality care, utilization of hospice services will increase.

Industry Consolidation and Government Initiatives

      In addition to favorable industry growth conditions, we believe that consolidation in the hospice care industry will provide significant opportunities for us to grow our business. Today, the hospice care industry is dominated by small, not-for-profit providers in non-urban areas. According to the NHPCO, in 2000, 73% of all hospice programs were run by not-for-profit entities and only 13% of all hospice programs were located in urban areas. In 1999, the GAO found that approximately 57% of hospice programs had fewer than 100 admissions annually. Demanding market conditions are making it difficult for smaller providers to offer cost-effective, quality care. We believe that the fragmented hospice care industry is poised for consolidation and that large, well managed hospice providers are best positioned to affiliate with or acquire smaller hospice care providers.

      Notwithstanding the recent increase in awareness and acceptance of hospice care, we believe that most Americans still lack a basic understanding of the benefits that hospice care offers and are unaware that Medicare, Medicaid and private insurers provide coverage for hospice care. In an effort to increase awareness and acceptance, medical societies, patient advocacy groups, private foundations and the hospice care industry have all undertaken campaigns in recent years to educate physicians and the public about the benefits of hospice care:

•	in May 2002, the United States Department of Health and Human Services urged members of the physician community and other health care professionals to consider hospice care for their terminally ill patients;

•	in April 2002, CMS placed paid advertisements in prominent publications aimed at physicians stressing the benefits of hospice care and advising physicians that hospice care is a benefit reimbursable by Medicare; and

•	in September 2001, United States congressional hearings addressed the need for greater public awareness of end-of-life care options, including hospice care.

Our Competitive Strengths

      We believe a number of factors differentiate us from our competitors and provide us with important competitive advantages.

      We Benefit from Being One of the Nation’s Largest Hospice Care Providers. As a result of having a patient census among the highest of any hospice provider in the United States, we are able to negotiate volume discounts on the purchase of pharmaceuticals, durable medical equipment and medical supplies, to enter into favorable contracts with private insurers and pharmacy benefit managers and to spread certain fixed costs, particularly corporate overhead, information technology and marketing spending, over a large patient population. In addition, the geographic scope of our operations gives us a competitive advantage in developing referral relationships with national and regional nursing home and assisted living companies who, we believe, often seek the administrative and service consistency benefits resulting from working with a limited number of providers.

      We Have Implemented a Highly Effective Pharmacy Cost Control System. Pharmaceuticals represent our second largest category of patient care expenses. To manage those expenses, we have developed and implemented a comprehensive pharmacy cost management system. Using this system, in 2001 we achieved an average daily pharmacy cost per patient that was significantly lower than the industry average. Our pharmacy cost management system involves:

•	a flexible, proprietary, disease and symptom-specific drug formulary that emphasizes the use of generic drugs, if as effective as the brand-name alternative;

•	the use of our proprietary software applications to streamline the enrollment of our patients in a nationwide network of pharmacies;

•	the commitment of our clinical staff to reducing our patients’ use of treatments that are needlessly expensive or clinically ineffective; and

•	an education program for our physicians and nurses that emphasizes both clinical and cost effectiveness.

      We Have Developed an Advanced, Proprietary Technology Infrastructure. We have developed a proprietary technology infrastructure consisting of a highly-scalable, Linux-based operating platform we call CareNation and a variety of hospice specific applications. Because we own our core technology, we believe we will be able to minimize our payment of third-party licensing or maintenance and support fees that would likely increase as we grow. We believe that our web-based platform provides a level of secure, rapid and remote access from a wide variety of sources that is not currently available from third-party vendors. In addition, as we deploy additional applications, we anticipate improvements in our operating efficiency and ability to deliver a consistently high level of care across our organization. Our systems currently enable us to:

•	track patient admission and certification;

•	enroll our patients in a nationwide network of pharmacies;

•	monitor patient census and length of stay data; and

•	automate our bereavement communications.

      In addition to ongoing efforts to refine our existing applications, we are in the process of developing additional applications, including a new billing program and applications that will allow us to better monitor and produce timely and detailed reports on key expenses, such as labor and pharmaceuticals. We expect to be able to deploy our existing and new technologies rapidly in hospice programs that we develop or acquire in the future. We intend to continue to invest in our technology infrastructure to streamline our decision making and drive efficiencies in our operations, while providing further support and functionality to our care providers. In the future, we may consider commercializing these technologies.

      We Provide “Open Access” to Hospice-Eligible Patients. Our service philosophy is to provide hospice care to all adult patients who are eligible to receive hospice care under Medicare guidelines, regardless of the complexity of their illness. We call this philosophy “open access.” In a May 2002 report to Congress, the Medicare Payment Advisory Commission, or MedPAC, concluded that many patients who meet Medicare hospice eligibility requirements currently have problems accessing hospice care because of restrictive eligibility criteria on the part of some hospice care providers. Operating with an open access philosophy enables us to remove these barriers to hospice care access and to achieve important competitive advantages, including:

•	Strong relationships with our referral sources. We believe that our open access service philosophy helps us build strong relationships with our referral sources because we will accept all hospice-eligible adult patients they refer to us.

•	Greater utilization of our services, resulting in lower direct care costs. Patient care expenses are generally higher during the initial and latter days of care. In the initial days of care, expenses tend to be higher because of the initial purchases of pharmaceuticals, medical equipment and supplies and the administrative costs of determining the patient’s hospice eligibility, registering the patient and organizing the plan of care. In the latter days of care, expenses tend to be higher because patients generally require more services, especially pharmaceuticals and nursing care, due to their deteriorating medical condition. Therefore, when we increase the number of days a patient stays in our care, we increase the number of lower cost days over which our costs are spread. Our open access philosophy involves a commitment on the part of all our staff to encourage patients to use our services, and referral sources to refer patients, at the earliest stage of hospice eligibility. We believe this philosophy has contributed to our 2001 average length of stay of approximately 83 days per patient, which we believe to be well in excess of the industry average.

      We Have an Experienced Management Team. We have assembled a management team at both the corporate and program level with the financial, regulatory and operating experience to grow our company. Our corporate executive officers, half of whom have joined us since January 1, 2001, have significant experience operating publicly traded healthcare companies and growing businesses both organically and through acquisitions.

Our Business Strategy

      We intend to enhance our position as a market leader in the hospice care industry by pursuing the following strategies:

     Continue to Drive Same-Store Census Growth

      An important aspect of our growth strategy involves increasing patient census within our existing programs. Since the end of 1998, following the completion of our last material acquisition, through September 30, 2002, we grew our same-store patient census by approximately 131.9%, from 1,579 to 3,662 patients. We intend to continue to increase our same-store growth by:

•	Continuing to provide superior quality of care. We have driven our same-store growth to date largely through “word of mouth” recommendations based on the quality of our care. Consistent with our mission, we will continue to focus our efforts on providing superior care to our patients and their families.

•	Building relationships that enhance our presence in local markets. We intend to increase our presence in local markets by fostering relationships with physicians, discharge planners, local faith-based and other community organizations and their leaders, and by providing educational workshops on hospice care and other end-of-life issues.

•	Focusing on our formal marketing initiatives. In September 2001, we initiated our first ever company-wide marketing program with the goal of expanding awareness and acceptance of hospice care and increasing our market share. Since then, we have added to our team of professional relations representatives and revised our employee compensation structure to include bonus incentives for increasing census at the program level. Our same-store census has grown 63.1% since the inception of this program, from 2,245 patients as of September 1, 2001 to 3,662 patients as of September 30, 2002. We believe that a continued commitment to these initiatives will help us continue growing.

•	Building relationships with national and regional nursing homes, assisted living facilities and managed care organizations. By building relationships with nursing home chains, assisted living providers, and managed care organizations, we hope to develop steady referral sources, that have the ability to provide multiple referrals on an on-going basis.

Expand Through Strategic Acquisitions and New Program Development

      We intend to expand our services in existing and new markets. Factors we consider when examining expansion opportunities include the following:

•	hospice utilization and the number of eligible beneficiaries in the community who are not receiving hospice care;

•	proximity to our existing programs and our ability to leverage our local resources through regional density;

•	existing competition;

•	the potential profitability of the target hospice program; and

•	the regulatory environment.

      After we identify a market that fits our criteria for expansion, we may choose to develop or acquire a new hospice program or enter into a strategic alliance with an existing hospice program. Because small, non-urban, not-for-profit hospice providers dominate the United States hospice care industry, and because demanding market conditions have made it more difficult for small providers to offer cost-effective quality care, we believe that there will be significant opportunities for us to acquire or enter into strategic alliances with existing programs. We believe that because of the quality of our care, our management capabilities and our dedication to open access, many smaller hospice programs, including not-for-profit providers, will look favorably on combining their operations with ours.

      In markets where there are no suitable acquisition or strategic alliance opportunities, we may develop a new program. When we develop a new program, we first deploy a small staff and acquire necessary office space, contracts and referral sources. Then we admit a small number of patients and request a Medicare certification survey. Following Medicare certification, we employ robust recruiting, training, community education and marketing efforts to build census.

     Build Market Share in Non-Urban Markets

      Hospice care usage by Medicare beneficiaries in non-urban areas has increased dramatically in recent years. A significant portion of our current business involves providing care in these areas. We plan to continue to focus on building market share in the non-urban markets in which we currently operate and in new markets. We find these markets particularly attractive because:

•	we tend to encounter less competition from larger healthcare institutions devoted to aggressive curative care; and

•	we are able to develop a dominant market share by quickly building relationships and brand identity with local referral sources.

  Become the Employer of Choice in the Hospice Care Industry

      We are committed to maintaining a superior work environment consisting of competitive compensation, proper staffing, useful management tools and extensive internal training. All of our full-time employees participate in a performance-based cash bonus program that rewards them based on a combination of factors including quality of care, compliance, profitability and census growth. We analyze current data from each of our programs in order to adjust staffing levels in response to or in anticipation of fluctuations in patient census so that we can minimize staff turnover. We have also initiated the development of technology tools designed to reduce administrative paperwork and enable our clinical staff to focus on patient care. As a result of these initiatives, our turnover rate for full-time employees with at least one year of service has steadily decreased from approximately 41.0% for the year ended December 31, 1999 to approximately 19.7% for the nine months ended September 30, 2002. We calculate our turnover rates for any period on a monthly basis by dividing the number of full-time employees with at least one year of service whose employment terminated during the month by the average number of full-time employees employed during such month.

Our Services

      We provide a full range of hospice services, from pain and symptom control to emotional and spiritual support, tailored to the individual needs of our patients and their families. Each patient who enrolls in one of our programs is assigned an interdisciplinary care team consisting of, depending on the patient’s needs, a physician, a nurse, a home health aide, a social worker, occupational and speech pathology therapists, a spiritual counselor, a dietary counselor, a volunteer, a homemaker and a bereavement coordinator. Below is a list of the key services we provide:

•	pain and symptom management;

•	emotional and spiritual support;

•	special palliative modalities such as radiation therapy, chemotherapy and infusion therapy;

•	diagnostic testing;

•	inpatient and respite care;

•	physician visits;

•	nursing care;

•	personal care by home health aides;

•	homemaker services;

•	social worker visits;

•	spiritual counseling;

•	bereavement counseling for up to 13 months after the patient’s death;

•	dietary counseling;

•	physical, occupational and speech therapy;

•	medical equipment and supplies; and

•	medications.

Our services are available twenty-four hours a day, seven days a week and can be provided in a patient’s home or other residence of choice, such as a nursing home or assisted living facility, or in a hospital or other inpatient facility. We currently operate two inpatient facilities, a 12-bed, stand-alone facility in Cincinnati, Ohio, and a 10-bed hospital-based facility in Albuquerque, New Mexico.

Marketing and Referral Relationships

      The primary focus of our marketing activities is on increasing patient referrals from existing referral sources and establishing new referral sources. Our referral sources include:

•	nursing homes;

•	assisted living facilities;

•	hospitals;

•	physicians;

•	home health care organizations;

•	managed care companies;

•	community social service organizations; and

•	religious organizations.

      Historically, we have dedicated relatively few resources to formal marketing activities. Most of our referrals have been the result of “word of mouth” among referral sources about the high quality of our care. We have recently, however, implemented a standardized marketing strategy. A key element of our marketing strategy is training our professional relations representatives and providing them with the tools to communicate effectively to a variety of different types of referral sources, including referral sources with which an individual professional relations representative may not have had significant prior experience.

      Each of our hospice care programs has a marketing team led by the program director who is assisted by at least one director of professional relations. Each program employs between one and four professional relations representatives. At September 30, 2002, we employed 78 professional relations representatives company-wide. Consistent with our belief that marketing is a team effort, each program’s marketing team is supported by other program employees, including admissions coordinators, patient care managers, medical directors, chaplains, social workers, counselors and nurses. Each professional relations representative seeks to develop patient referral sources located in the representative’s territory by regularly calling on those referral sources and educating them regarding our services and hospice care generally. Our professional relations representatives provide feedback to those sources regarding the status of referred patients when appropriate and with the patient’s consent. Our marketing efforts also include educational seminars for physicians and hospital personnel and community-based events.

Information Technology

      We believe that information technology can significantly enhance our financial, operational, clinical, and compliance performance, and that by building our own information technology infrastructure and software, we can achieve important cost efficiencies as we grow. We employ an in-house software development team of experienced professionals capable of developing solutions in a complex data environment. We believe that by building our own information technology solutions, we can reduce or eliminate outside training costs, expensive third-party applications, and many third-party license or other fees which typically increase when the number of transactions processed or number of users increases.

      In addition to the proprietary applications already in place, we are in the process of developing applications we believe will reduce paperwork and travel costs for our nurses, aides and other clinicians in the field, and allow for the automated transfer of enrollment information to suppliers, which we expect to lead to faster delivery of items needed to appropriately care for patients. We are also developing applications designed to monitor and produce timing reports on key expenses such as labor and pharmaceuticals, which we anticipate will enable us to make better staffing, procurement and budgetary decisions. We also expect to deploy a new billing system operating on the CareNation platform during the first half of 2003.

Compliance

      We have a strong commitment to operating our business in a manner that adheres to all regulatory requirements, internal company policies and procedures and our corporate philosophy. We have adopted a proactive approach to compliance that includes:

•	developing information systems that allow us to continuously monitor our performance in key areas;

•	performing internal compliance audits;

•	implementing a continuous quality improvement process designed to ensure regulatory compliance and improve patient care; and

•	developing a priority index that enables us to shift compliance resources to those hospice programs more likely to experience compliance-related issues before they arise.

Education and Training

      We have devoted substantial time and resources to the development of a comprehensive education and training program. We have contracted with a national provider of healthcare educational resources to develop company and industry specific written materials, videos and on-line training and educational resources. We believe these resources will help us deliver consistently high quality service and increase employee confidence, satisfaction and retention.

Competition

      Hospice care in the United States is competitive. The hospice care industry is highly fragmented and we compete with a large number of organizations, some of which may have significantly greater financial and marketing resources than we have. Based on industry data, we estimate that approximately 73% of existing hospice programs in 2000 were local, not-for-profit hospice programs. Most hospice programs are small and community-based. We also compete with other multi-program hospice companies including Vitas Healthcare Corporation, Odyssey Healthcare Inc. and SouthernCare Hospice, Inc.

      In addition, we compete with a number of hospitals, nursing homes, home health agencies and other health care providers which offer home care to patients who are terminally ill, or market palliative care and “hospice-like” programs. In addition, various health care companies have diversified into the hospice market, including Beverly Enterprises, Inc. and Manor Care, Inc.

      Relatively few barriers to entry exist in the markets we serve. Accordingly, other companies that are not currently providing hospice care may enter these markets and expand the variety of services they offer.

Insurance

      We maintain general liability insurance coverage on a claims-made basis with limits of $1.0 million per occurrence and $3.0 million in the aggregate. We maintain healthcare professional liability insurance coverage on a claims-made basis with limits of $1.0 million per occurrence and $3.0 million in the aggregate. We also maintain umbrella coverage with a limit of $10.0 million excess over both general and healthcare professional liability coverage. While we believe our insurance coverage is adequate for our current operations, we cannot assure you that it will cover all future claims or will be available in adequate amounts or at a reasonable cost.

Offices

      Our principal executive office is located in Scottsdale, Arizona. The lease for this facility expires in December 2006. As of September 30, 2002, we operated 38 hospice care programs, including one stand-alone inpatient facility and one hospital-based inpatient facility, serving patients in 14 states from leased program offices in 13 states. We believe that our properties are adequate for our current business needs. In addition, we believe that adequate space can be obtained to meet our foreseeable business needs. With the exception of our corporate headquarters, we have no material operating leases.

Government Regulation

General

      As a provider of healthcare services, we are subject to extensive federal, state and local statutes and regulations. These laws and regulations significantly affect the way in which we operate various aspects of our business. For example, we must comply with federal, state and local laws relating to hospice care eligibility, the development and maintenance of plans of care, and the coordination of services with nursing homes or assisting living facilities where many of our patients live. In addition, each state in which we operate has its own licensing requirements with which we must comply.

      We also must comply with regulations and conditions of participation to be eligible to receive payments from various federal and state government-sponsored healthcare programs, such as Medicare and Medicaid. Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to Social Security benefits who are 65 years of age or older or who are disabled. Medicaid is a medical assistance program, jointly funded by the states and the federal government that provides certain medical and psychiatric care services to qualifying low-income persons. States are not required to provide Medicaid coverage for hospice services, but 43 states and the District of Columbia currently do so. Thirteen of the fourteen states in which we currently provide services offer coverage for Medicaid hospice services; Oklahoma does not offer a Medicaid hospice benefit at this time. Those states in which we operate that do provide a Medicaid benefit may limit the days for which hospice service will be covered, establish pre-authorization processes that can deny or delay access to hospice care, or establish Medicaid managed care programs that include only limited forms of hospice care coverage.

      In the future, we may choose to provide hospice care services in one of the few states that do not provide Medicaid coverage for hospice services. All of our current hospice programs have been certified as Medicare providers and are eligible to receive payments from applicable state Medicaid programs.

Medicare Conditions of Participation for Hospice Programs

      Federal regulations established as part of the Medicare program require that every hospice program continue to satisfy various conditions of participation to be certified and receive payment for the services it provides. Compliance with the conditions of participation is monitored by state survey agencies designated by the Medicare program. In some cases, failure to comply with the conditions may result in payment denials, the imposition of fines or penalties, or the implementation of a corrective action plan. In extreme cases or cases where there is a history of repeat violations, a state survey agency may recommend a suspension of new admissions to the program or termination of the program in its entirety.

      The Medicare conditions of participation for hospice programs include the following:

•	Governing Body. Each hospice must have a governing body that assumes full responsibility for the policies and the overall operation of the hospice and for ensuring that all services are provided in a manner consistent with accepted standards of practice. The governing body must designate one individual who is responsible for the day-to-day administrative operations of the hospice.

•	Direct Provision of Core Services. Medicare limits those services for which the hospice may use individual independent contractors or contract agencies to provide care to patients. Specifically, substantially all nursing, social work, and counseling services must be provided directly by hospice employees meeting specific educational and professional standards. During periods of peak patient loads or under extraordinary circumstances, the hospice may be permitted to use contract workers, but the hospice must agree in writing to maintain professional, financial and administrative responsibility for the services provided by those individuals or entities.

•	Medical Director. Each hospice must have a medical director who is a physician and who assumes responsibility for overseeing the medical component of the hospice’s patient care program.

•	Professional Management of Non-Core Services. A hospice may arrange to have non-core services such as therapy services, home health aide services, medical supplies or drugs provided by a non-employee or outside entity. If the hospice elects to use an independent contractor to provide non-core services, however, the hospice must retain professional management responsibility for the arranged services and ensure that the services are furnished in a safe and effective manner by qualified personnel, and in accordance with the patient’s plan of care.

•	Plan of Care. The patient’s attending physician, the medical director or designated hospice physician, and the interdisciplinary team must establish an individualized written plan of care prior to providing care to any hospice patient. The plan must assess the patient’s needs and identify services to be provided to meet those needs and must be reviewed and updated at specified intervals.

•	Continuation of Care. A hospice may not discontinue or reduce care provided to a Medicare beneficiary if the individual becomes unable to pay for that care.

•	Informed Consent. The hospice must obtain the informed consent of the hospice patient, or the patient’s representative, that specifies the type of care services that may be provided as hospice care.

•	Training. A hospice must provide ongoing training for its employees.

•	Quality Assurance. A hospice must conduct ongoing and comprehensive self-assessments of the quality and appropriateness of care it provides and that its contractors provide under arrangements to hospice patients.

•	Interdisciplinary Team. A hospice must designate an interdisciplinary team to provide or supervise hospice care services. The interdisciplinary team develops and updates plans of care, and establishes policies governing the day-to-day provision of hospice services. The team must include at least a physician, registered nurse, social worker and spiritual or other counselor. A registered nurse must be designated to coordinate the plan of care.

•	Volunteers. Hospice programs are required to recruit and train volunteers to provide patient care services or administrative services. Volunteer services must be provided in an amount equal to at least five percent of the total patient care hours provided by all paid hospice employees and contract staff.

•	Licensure. Each hospice and all hospice personnel must be licensed, certified or registered in accordance with applicable federal, state and local laws and regulations.

•	Central Clinical Records. Hospice programs must maintain clinical records for each hospice patient that are organized in such a way that they may be easily retrieved. The clinical records must be complete and accurate and protected against loss, destruction, and unauthorized use.

      In addition to the conditions of participation governing hospice services generally, Medicare regulations also establish conditions of participation related to the provision of various services and supplies that many hospice patients receive from us. These services include therapy services (physical therapy, occupational therapy, speech-language pathology), home health aide and homemaker services, pharmaceuticals, medical supplies, short-term inpatient care and respite inpatient care, among other services.

Surveys and Audits

      Hospice programs are subject to periodic survey by federal and state governmental authorities to ensure compliance with various licensing and certification requirements. Regulators conduct periodic surveys of hospice programs and provide reports containing statements of deficiencies for alleged failure to comply with various regulatory requirements. Survey reports and statements of deficiencies are common in the healthcare industry. In most cases, the hospice program and reviewing agency will agree upon the steps to be taken to bring the hospice into compliance with applicable regulatory requirements. In some cases, however, a state or federal agency may take a number of adverse actions against a facility, including:

•	the imposition of fines;

•	temporary suspension of admission of new patients to the hospice’s service;

•	in extreme circumstances, de-certification from participation in the Medicaid or Medicare programs; or

•	in extreme circumstances, revocation of the hospice’s license.

      From time to time we receive survey reports containing statements of deficiencies. We review these reports, prepare responses, work with the relevant regulator and take appropriate corrective action, if required. In June 2000, the Medicare provider agreement for our Odessa, Texas hospice program was terminated and we voluntarily surrendered our state hospice license for that program. In July 1999, our Las Vegas, Nevada hospice program was given a Medicare termination notice. We elected to voluntarily terminate our provider status for that program. We believe that each of our current hospice programs is in material compliance with Medicare and Medicaid certification requirements and state licensure requirements.

      Billing Audits/Claims Reviews. Medicare fiscal intermediaries and other payors periodically conduct pre-payment or post-payment medical reviews or other audits of our claims. In order to conduct these reviews, the payor requests documentation from us and then reviews that documentation to determine compliance with applicable rules and regulations, including the eligibility of patients to receive hospice benefits, the appropriateness of the care provided to those patients, and the documentation of that care.

      Certificate/Determination of Need Laws and Other Restrictions. Approximately 14 states continue to have certificate/determination of need laws that seek to limit the number or size of hospice care providers. These states require some form of state agency review or approval before a hospice may add new services or undertake significant capital expenditures. Approval under these certificate of need laws is generally conditioned on the showing of a demonstrable need for services in the community. In the future we may seek to develop or acquire hospice programs in states having certificate of need laws. To the extent that state agencies require us to obtain a certificate of need or other similar approvals to expand services at our existing hospice programs or to make acquisitions or develop hospice programs in new or existing geographic markets, our plans could be adversely affected by a failure to obtain a certificate or approval.

      Limitations on For-Profit Ownership. A few states have laws that restrict the development and expansion of for-profit hospice programs. For example, Florida does not permit the operation of a hospice by a for-profit corporation unless it was operated in that capacity on or before July 1, 1978, although the law might permit us to purchase a grandfathered for-profit hospice and continue to operate it. New York law states that a hospice cannot be owned by a corporation that has another corporation as a stockholder. These types of additional state law restrictions could affect our ability to expand into New York or Florida, or other locations with similar restrictions.

      Limits on the Acquisition or Conversion of Non-Profit Health Care Corporations. An increasing number of states have enacted laws that restrict the ability of for-profit entities to acquire or otherwise assume the operations of a non-profit health care provider. Some states may require government review, public hearings, and/or government approval of transactions in which a for-profit entity proposes to purchase a non-profit healthcare facility or insurer. Heightened scrutiny of these transactions may significantly increase the costs associated with future acquisitions of non-profit hospice programs in some states, otherwise increase the difficulty in completing those acquisitions, or prevent them entirely. We cannot assure you that we will not encounter regulatory or governmental obstacles in connection with our acquisition of non-profit hospice programs in the future.

      Professional Licensure and Participation Agreements. Many of our employees are subject to federal and state laws and regulations governing the ethics and practice of their chosen profession, including physicians, physical, speech and occupational therapists, social workers, home health aides, pharmacists, and nurses. In addition, those professionals who are eligible to participate in the Medicare, Medicaid or other federal health care programs as individuals must not have been excluded from participation in those programs at any time.

     Overview of Government Payments — General

      Payments from Medicare and Medicaid are subject to legislative and regulatory changes as well as susceptible to budgetary pressures. Our revenues and profitability are therefore subject to the effect of those changes and to possible reductions in coverage or payment rates by private third-party payors. For the year ended December 31, 2000, 92.1% of our net patient revenue, and for the year ended December 31, 2001, 98.9% of our net patient revenue was attributable to Medicare and Medicaid payments. As a result, any changes in the regulatory, payment or enforcement landscape may significantly affect our operations.

     Overview of Government Payments — Medicare

      Medicare Eligibility Criteria. To receive Medicare payment for hospice services, the hospice medical director and, if the patient has one, the patient’s attending physician, must certify that the patient has a life expectancy of six months or less if the illness runs its normal course. This determination is made based on the physician’s clinical judgment. Due to the uncertainty of such prognoses, however, it is likely that some percentage of our patients will not die within six months of entering the hospice program. The Medicare program (among other third-party payors) recognizes that terminal illnesses often do not follow an entirely predictable course, and therefore the hospice benefit remains available to beneficiaries so long as the hospice physician or the patient’s attending physician continues to certify that the patient’s life expectancy remains six months or less. Specifically, the Medicare hospice benefit provides for two initial 90-day benefit periods followed by an unlimited number of 60-day periods. A Medicare beneficiary may revoke his or her election of the Medicare hospice benefit at any time and resume receiving regular Medicare benefits. The patient may elect the hospice benefit again at a later date so long as he or she remains eligible.

      Levels of Care. Medicare pays for hospice services on a prospective payment system basis under which we receive an established payment for each day that we provide hospice services to a Medicare beneficiary, depending upon the level of service provided. These rates are then subject to annual adjustments for inflation and may also be adjusted based upon the location where the services are provided due to variability in labor costs — the greatest single expense for hospice programs. The rate we receive will vary depending on which of the following four levels of care is being provided to the beneficiary:

•	Routine Home Care. We are paid the routine home care rate for each day that a patient is in our program and is not receiving one of the other categories of hospice care or when a patient is receiving hospital care for a condition that is not related to his or her terminal illness. We are paid the same daily rate regardless of the volume or intensity of the services provided to the patient and his or her family or caregivers.

•	General Inpatient Care. General inpatient care is provided when a patient requires inpatient services for a short period for pain control or symptom management that typically cannot be provided in other settings. General inpatient care services must be provided in a Medicare or Medicaid certified hospital or long-term care facility or at a freestanding inpatient hospice facility with the required registered nurse staffing.

•	Continuous Home Care. Continuous home care is provided only during periods of crisis when a hospice patient requires predominantly nursing care to achieve palliation or management of acute medical problems while at home. Medicare requires that at least eight hours of services be provided (licensed nursing care must be provided for more than one half of the time) within a single day in order to qualify for reimbursement under the continuous home care provisions. While the Medicare published continuous home care rates are daily rates, Medicare actually pays for continuous home care services on an hourly basis. This hourly rate can be obtained by dividing the daily rate by 24.

•	Respite Care. Respite care permits a hospice patient to receive services on an inpatient basis for a short period of time in order to relieve the patient’s family or other caregivers from the demands of caring for the patient. We can receive payment for respite care provided to a patient for up to five consecutive days at a time on an occasional basis. Any additional consecutive days of respite care will be reimbursed at the routine home care rate.

      Program Limits on Hospice Care Payments. Medicare payments for hospice services are subject to two additional limits or “caps,” both of which are assessed on a provider-wide basis. The first of these two caps is commonly known as the “80-20” rule and applies only to Medicare inpatient services. Specifically, the 80-20 rule states that if the number of inpatient care days any of our hospice programs provides to Medicare beneficiaries exceeds 20.0% of the total days of hospice care it provides, those days in excess of the 20.0% figure may be reimbursed only at the routine home care rate. Compliance with the 80-20 rule is measured by examining all claims submitted by a hospice program between November 1 and the following October 31.

      None of our hospice programs has exceeded the cap on inpatient care services. However, we cannot assure you that one or more of our hospice programs will not exceed the inpatient cap in the future.

      Overall Medicare payments to our hospice programs are also subject to an annual per-beneficiary limitation or cap. This per-beneficiary cap amount is revised annually to account for inflation. For the twelve-month period ended October 31, 2002, the annual hospice benefit cap was $17,391. Medicare has not yet announced the per-beneficiary cap amount that will be effective for services performed during the twelve months ending October 31, 2003. Medicare may not announce the new cap amount until the third quarter 2003. Once announced, the new cap amount will become effective retroactively for all services performed since November 1, 2002. Compliance with the cap, however, is not determined on the basis of individual beneficiary experiences. Instead, compliance is measured by calculating the total Medicare payments received by a program for all Medicare hospice care beneficiaries between November 1 of each year and October 31 of the following year and comparing the result with the product of the per-beneficiary cap amount and the number of Medicare beneficiaries electing hospice care for the first time from that hospice program during the relevant period.

      Between 1999 and 2001, five of our hospice programs exceeded the Medicare per-beneficiary cap amount. As a result, we were required to repay a portion of our payments to Medicare. We actively monitor the per-beneficiary cap amount at each of our programs and implement corrective measures if necessary. We maintain what we believe are adequate reserves in the event that we exceed the cap in the future. We cannot assure you that one or more of our hospice programs will not exceed the cap amount in the future.

      Medicare Managed Care Programs. The Medicare program has entered into contracts with managed care companies to provide a managed care benefit to those Medicare beneficiaries who wish to participate in managed care programs, commonly referred to as Medicare HMOs, Medicare + Choice or Medicare risk products. We provide hospice care to Medicare beneficiaries who participate in these managed care programs. Our payments for services provided to Medicare beneficiaries enrolled in Medicare HMO programs are processed in the same way and at the same rates as those of Medicare beneficiaries who are not in Medicare HMOs. Under current Medicare policy, Medicare pays the hospice directly for services provided to Medicare HMO, Medicare + Choice or risk product patients and then reduces the standard per member per month payment that the managed care program receives.

      Adjustments to Payment Rates and Payment Methodology. In the last several years there have been a number of adjustments to the base rates paid by Medicare for all four levels of hospice services. Specifically, the Balanced Budget Act of 1997 (“BBA of 1997”), Balanced Budget Refinement Act of 1999 (“BBRA of 1999”), and Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 (“BIPA 2000”), have all modified hospice payment rates in recent fiscal years. The Medicare fiscal year begins on October 1 of each year and runs through September 30 of the following year. The BBA of 1997 made several changes in Medicare coverage of and payment for hospice care services. One change tied payment rate increases for Medicare hospice services to the “market basket” inflation rate minus one percentage point for each of the Medicare fiscal years 1998 through 2002. In addition, the BBA of 1997 required us to begin filing annual cost reports with the Department of Health and Human Services effective in fiscal year 2000 for each of our hospice programs for informational purposes and to submit claims on the basis of the location where we furnished hospice services rather than the location of the hospice agency, as was previously allowed. The BBRA of 1999 increased the Medicare payment for hospice services by 0.5% for Medicare fiscal year 2001 and 0.75% for Medicare fiscal year 2002. Subsequently, effective April 1, 2001, BIPA 2000 increased the base Medicare daily payment rates for hospice care by another 5.0%. On October 1, 2001, the base Medicare payment rates for hospice care were again increased by approximately 3.2% over the base rates previously in effect. Most recently, the base Medicare payment rates were increased an additional 3.4%, effective October 1, 2002.

      It is possible that there will be further modifications to the rate structure under which Medicare certified hospice programs are currently paid. As part of BIPA 2000, Congress ordered MedPAC to conduct a review of Medicare beneficiaries’ access to and use of hospice care and to report their results and recommendations to Congress in June 2002. In its May 2002 report to Congress, MedPAC recommended that the Secretary for the Department of Health and Human Services review the adequacy of hospice payment rates to ensure that the rates are adequate given the realities of the costs associated with providing hospice services in today’s market, and further recommended that the Secretary consider the possibility of moving to a case-mix adjusted payment system or create a separate payment mechanism to deal with more costly outlier patients who present with unusually complex cases or cases requiring significantly more intensive services than most hospice patients.

      Sequential Billing. The Center for Medicare and Medicaid Services has implemented a process known as sequential billing that prevents hospice programs from billing a period of service for a patient before the prior billed period has been reimbursed. This billing process can negatively impact a hospice program’s cash flow when pre-payment audits or medical reviews are ongoing, or lost or incorrect bills are encountered.

     Overview of Government Payments — Medicaid

      Medicaid Coverage and Reimbursement. State Medicaid programs are another source of our net patient revenue. Medicaid is a state-administered program financed by state funds and matching federal funds to provide medical assistance to the indigent and certain other eligible persons. In 1986, hospice services became an optional state Medicaid benefit. For those states that elect to provide a hospice benefit, the care must be provided by a Medicare-certified hospice, and the scope of hospice services available must include at least all of the services provided under the Medicare hospice benefit. Most of those states providing a Medicaid hospice benefit pay us at rates equal to or greater than the rates provided under Medicare and calculated using the same methodology. States maintain flexibility to establish their own hospice election procedures and to limit the number and duration of benefit periods for which they will pay for hospice services.

      Nursing Home Residents. For our patients who receive nursing home care under state Medicaid programs in states other than Arizona, Oklahoma, Pennsylvania and South Carolina, the applicable Medicaid program pays us an amount equal to no more than 95.0% of the Medicaid per diem nursing home rate for “room and board” services furnished to the patient by the nursing home in addition to the applicable Medicare or Medicaid hospice per diem payment. Then, pursuant to our standard agreements with nursing homes, we pay the nursing home for these “room and board” services at a rate between 95.0% and 100.0% of the full Medicaid per diem room and board.

     Other Healthcare Regulations

      Federal and State Anti-Kickback Laws and Safe Harbor Provisions. The federal anti-kickback law makes it a felony to knowingly and willfully offer, pay, solicit or receive any form of remuneration in exchange for referring, recommending, arranging, purchasing, leasing or ordering items or services covered by a federal health care program including Medicare or Medicaid. The anti-kickback prohibitions apply regardless of whether the remuneration is provided directly or indirectly, in cash or in kind. Although the anti-kickback statute does not prohibit all financial transactions or relationships that providers of healthcare items or services may have with each other, interpretations of the law have been very broad. Under current law, courts and federal regulatory authorities have stated that this law is violated if even one purpose (as opposed to the sole or primary purpose) of the arrangement is to induce referrals.

      Violations of the anti-kickback law carry potentially severe penalties including imprisonment of up to five years, criminal fines of up to $25,000 per act, civil money penalties of up to $50,000 per act, and additional damages of up to three times the amounts claimed or remuneration offered or paid. Federal law also authorizes exclusion from the Medicare and Medicaid programs for violations of the anti-kickback statute.

      The Office of the Inspector General for the Department of Health and Human Services, or the OIG, has published numerous “safe harbors” that exempt some practices from enforcement action under the anti-kickback statute and related laws. These statutory and regulatory safe harbors protect various bona fide employment relationships, contracts for the rental of space or equipment, personal service arrangements, and management contracts, among other things, provided that certain conditions set forth in the statute or regulations are satisfied. The safe harbor regulations, however, do not comprehensively describe all lawful relationships between healthcare providers and referral sources, and the failure of an arrangement to satisfy all of the requirements of a particular safe harbor does not mean that the arrangement is unlawful. Failure to comply with the safe harbor provisions, however, may mean that the arrangement will be subject to scrutiny by the OIG. It is possible for us to request an advisory opinion from the OIG regarding an existing or proposed business arrangement and the possible anti-kickback concerns raised by that arrangement.

      Many states, including some states where we do business, have adopted similar prohibitions against payments that are intended to induce referrals of patients, regardless of the source of payment. Some of these state laws lack explicit “safe harbors” that may be available under federal law. Sanctions under these state anti-remuneration laws may include civil money penalties, license suspension or revocation, exclusion from Medicare or Medicaid, and criminal fines or imprisonment. Little precedent exists regarding the interpretation or enforcement of those statutes.

      We contract with a significant number of healthcare providers and practitioners, including physicians, hospitals and nursing homes, and arrange for these individuals or entities to provide services to our patients. In addition, we have contracts with other suppliers, including pharmacies, ambulance services and medical equipment companies. Some of these individuals or entities may refer, or be in a position to refer, patients to us, and we may refer, or be in a position to refer, patients to these individuals or entities. These arrangements may not qualify for a safe harbor. We believe that our contracts and arrangements with providers, practitioners and suppliers are not in violation of applicable anti-kickback or related laws. We cannot assure you, however, that these laws will ultimately be interpreted in a manner consistent with our practices.

      HIPAA Anti-Fraud Provisions. HIPAA includes several revisions to existing health care fraud laws by permitting the imposition of civil monetary penalties in cases involving violations of the anti-kickback statute or contracting with excluded providers. In addition, HIPAA created new statutes making it a federal felony to engage in fraud, theft, embezzlement, or the making of false statements with respect to healthcare benefit programs, which include private, as well as government programs. In addition, for the first time, federal enforcement officials have the ability to exclude from the Medicare and Medicaid programs any investors, officers and managing employees associated with business entities that have committed healthcare fraud, even if the investor, officer or employee had no actual knowledge of the fraud.

      OIG Fraud Alerts, Advisory Opinions and Other Program Guidance. In 1976, Congress established the OIG to, among other things, identify and eliminate fraud, abuse and waste in HHS programs. To identify and resolve such problems, the OIG conducts audits, investigations and inspections across the country and issues public pronouncements identifying practices that may be subject to heightened scrutiny. In the last several years, there have been a number of hospice related audits and reviews conducted. These reviews and recommendations have included the following:

•	better ensuring that Medicare hospice eligibility determinations are made in accordance with the Medicare regulations; and

•	revising the annual cap on hospice benefits to better reflect the cost of care provided.

      In 2002, the OIG specifically called for a review of hospice plans of care to examine the variance among hospice plans of care and the extent to which services are provided in accordance with plans of care, and to determine whether there should be uniform standards or minimum requirements for their completion. In addition, the OIG called for a review of payments for the care of hospice patients residing in nursing homes and the level of services they receive. We cannot predict what, if any changes may be implemented in coverage, reimbursement, or enforcement policies as a result of these OIG reviews and recommendations.

      In order to provide guidance to healthcare providers regarding various business practices and how to avoid scrutiny under the fraud and abuse statutes, the OIG occasionally issues targeted “fraud alerts” or “advisory bulletins” addressing specific practices in the industry that may be vulnerable to abuse. For example, in March 1998, the OIG issued a special fraud alert titled “Fraud and Abuse in Nursing Home Arrangements with Hospices.” This special fraud alert focused on payments received by nursing homes from hospice programs.

      Federal False Claims Acts. The federal law includes several criminal and civil false claims provisions, which provide that knowingly submitting claims for items or services that were not provided as represented may result in the imposition of multiple damages, administrative civil money penalties, criminal fines, imprisonment, and/or exclusion from participation in federally funded healthcare programs, including Medicare and Medicaid. In addition, the OIG may impose extensive and costly corporate integrity requirements upon a healthcare provider that is the subject of a false claims judgment or settlement. These requirements may include the creation of a formal compliance program, the appointment of a government monitor, and the imposition of annual reporting requirements and audits conducted by an independent review organization to monitor compliance with the terms of the agreement and relevant laws and regulations.

      The Civil False Claims Act prohibits the known filing of a false claim or the known use of false statements to obtain payments. Penalties for violations include fines ranging from $5,500 to $11,000, plus treble damages, for each claim filed. Provisions in the Civil False Claims Act also permit individuals to bring actions against individuals or businesses in the name of the government as so called “qui tam” relators. If a qui tam relator’s claim is successful, he or she is entitled to share in the government’s recovery.

      State False Claims Laws. At least 10 states and the District of Columbia, including Massachusetts, Nevada and Texas where we currently do business, have adopted state false claims laws that mirror to some degree the federal false claims laws. While these statutes vary in scope and effect, the penalties for violating these false claims laws include administrative, civil and/or criminal fines and penalties, imprisonment, and the imposition of multiple damages.

      The Stark Law and State Physician Self-Referral Laws. Section 1877 of the Social Security Act, commonly known as the “Stark Law,” prohibits physicians from referring Medicare or Medicaid patients for “designated health services” to entities in which they hold an ownership or investment interest or with whom they have a compensation arrangement, subject to a number of statutory or regulatory exceptions. Penalties for violating the Stark Law are severe, and include:

•	denial of payment;

•	civil monetary penalties of $15,000 per referral or $1,000,000 for “circumvention schemes;”

•	assessments equal to 200.0% of the dollar value of each such service provided; and

•	exclusion from the Medicare and Medicaid programs.

      Hospice care itself is not specifically listed as a designated health service, however, a number of the services that we provide including physical therapy, pharmacy services and certain infusion therapies are among the services identified as designated health services for purposes of the self-referral laws. We cannot assure you that future regulatory changes will not result in hospice services becoming subject to the Stark Law’s ownership, investment or compensation prohibitions in the future.

      Many states where we operate have laws similar to the Stark Law, but with broader effect because they apply regardless of the source of payment for care. Penalties similar to those listed above as well the loss of state licensure may be imposed in the event of a violation of these state self-referral laws. Little precedent exists regarding the interpretation or enforcement of these statutes.

      Civil Monetary Penalties. The Civil Monetary Penalties Statute state that civil penalties ranging between $10,000 and $50,000 per claim or act may be imposed on any person or entity that knowingly submits improperly filed claims for federal health benefits, or makes payments to induce a beneficiary or provider to reduce or limit the use of health care services or to use a particular provider or supplier. Civil monetary penalties may be imposed for violations of the anti-kickback statute and for the failure to return known overpayments, among other things.

      Prohibition on Employing or Contracting with Excluded Providers. The Social Security Act and federal regulations state that individuals or entities that have been convicted of a criminal offense related to the delivery of an item or service under the Medicare or Medicaid programs or that have been convicted, under state or federal law, of a criminal offense relating to neglect or abuse of residents in connection with the delivery of a healthcare item or service cannot participate in any federal health care programs, including Medicare and Medicaid. Additionally, individuals and entities convicted of fraud, that have had their licenses revoked or suspended, or that have failed to provide services of adequate quality also may be excluded from the Medicare and Medicaid programs. Federal regulations prohibit Medicare providers, including hospice programs, from submitting claims for items or services or their related costs if an excluded provider furnished those items or services. The OIG maintains a list of excluded persons and entities. Nonetheless, it is possible that we might unknowingly bill for services provided by an excluded person or entity with whom we contract. The penalty for contracting with an excluded provider may range from civil monetary penalties of $50,000 and damages of up to three times the amount of payment that was inappropriately received.

      Corporate Practice of Medicine and Fee Splitting. Most states have laws that restrict or prohibit anyone other than a licensed physician, including business entities such as corporations, from employing physicians and/or prohibit payments or fee-splitting arrangements between physicians and corporations or unlicensed individuals. Violations of corporate practice of medicine and fee-splitting laws vary from state to state, but may include civil or criminal penalties, the restructuring or termination of the business arrangements between the physician and unlicensed individual or business entity, or even the loss of the physician’s license to practice medicine. These laws vary widely from state to state both in scope and origin (e.g. statute, regulation, Attorney General opinion, court ruling, agency policy) and in most instances have been subject to only limited interpretation by the courts or regulatory bodies.

      We employ or contract with physicians to provide medical direction and patient care services to our patients. We have made efforts in those states where certain contracting or fee arrangements are restricted or prohibited to structure those arrangements in compliance with the applicable laws and regulations. Despite these efforts, however, we cannot assure you that agency officials charged with enforcing these laws will not interpret our contracts with employed or independent contractor physicians as violating the relevant laws or regulations. Future determinations or interpretations by individual states with corporate practice of medicine or fee splitting restrictions may force us to restructure our arrangements with physicians in those locations.

      Health Information Practices. Portions of HIPAA were intended to reduce administrative expenses and burdens associated with the transmission and use of electronic health records and claims for payment. While it is likely that these provisions may reduce costs in the long-term, we believe that they will bring about significant and, in some cases, costly changes in the short-term. HIPAA requires the United States Department of Health and Human Services to issue rules to define and implement standards for the following:

•	electronic transactions and code sets;

•	unique identifiers for providers, employers, health plans and individuals;

•	security and electronic signatures;

•	privacy; and

•	enforcement.

      To date, the United States Department of Health and Human Services has released two final rules mandating the use of new standards with respect to certain health care transactions and health information. The first rule establishes standard code sets to be used to complete common health care transactions, including:

•	health care claims information;

•	plan eligibility, referral certification and authorization;

•	claims status;

•	plan enrollment and disenrollment;

•	payment and remittance advice;

•	plan premium payments; and

•	coordination of benefits.

      The Department of Health and Human Services finalized these transaction and code set standards on August 17, 2000 and they became effective October 16, 2002. In compliance with the law, we requested a one-year extension of this compliance deadline and provided CMS with information regarding our strategy for implementing the requirements by October 16, 2003.

      The second set of rules, issued in final form on December 28, 2000, relates to the privacy of individually identifiable health information in whatever manner it is maintained (e.g. electronic, paper, oral) and the patient’s access to and control over health information. These standards require our compliance and the compliance of nearly all health care providers, plans and clearinghouses with rules governing the use and disclosure of protected health information for a wide range of purposes including treatment, payment, operations, fundraising, marketing and research. The rules also require us to enter into written agreements with any business associates to whom we disclose information, explaining the manner in which they are to maintain, use or disclose protected health information that they obtain from us.

      The privacy regulations became effective on April 14, 2001, with a compliance date of April 14, 2003. Proposed modifications to the privacy regulations were published in the Federal Register on March 27, 2002 and final regulations were issued on August 14, 2002.

      Sanctions for failing to comply with the HIPAA privacy rules could include civil monetary penalties of $100 per incident, up to a maximum of $25,000 per person, per year, per standard. The final rule also provides for criminal penalties of up to $50,000 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, up to $100,000 and five years in prison for obtaining protected health information under false pretenses, and up to $250,000 and ten years in prison for obtaining or disclosing protected health information with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm.

      On August 12, 1998, the Department of Health and Human Services issued a proposed security rule establishing standards requiring affected entities like us to establish and maintain reasonable and appropriate administrative, technical and physical safeguards to ensure the integrity, confidentiality and availability of health information. The security regulations under HIPAA have not yet been finalized by the Department of Health and Human Services although final rules are expected to be issued before the end of the calendar year. Once the security regulations are issued in final form, we will have approximately two years to become fully compliant.

Employees

      As of September 30, 2002, we had 1,373 full time employees and 149 part-time employees. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Legal Proceedings

      From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we are not aware of any pending or threatened legal proceeding that we expect would have a material adverse effect on us.

      However, in September 2002, we did receive a demand in connection with a possible lawsuit arising from a fatal traffic accident involving one of our former employees. The demand alleges damages of $9.0 million, but the claimant has made a preliminary settlement offer of $4.0 million. We maintained aggregate liability insurance of $4.0 million at the time of the accident.

MANAGEMENT

Executive Officers and Directors

      Set forth below is information concerning our executive officers and directors, including their ages as of September 30, 2002.

Name	Age	Position

Barry M. Smith	48	Chairman of the Board of Directors
Richard R. Slager	48	President and Chief Executive Officer, Director
Carla A. Davis	31	Senior Vice President of Operations
Perry G. Fine, M.D.	49	National Medical Director, Director
Stephen Lewis	56	Senior Vice President and General Counsel
Mark E. Liebner	50	Chief Financial Officer
David A. Freeman(1)(3)	41	Director
Pete A. Klisares(1)(2)(3)	66	Director
Ronald A. Matricaria(1)(2)	59	Director
William J. McBride(2)(3)	57	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

(3)	Member of the corporate governance committee.

      Barry M. Smith co-founded VistaCare in July 1995. In January 1996, Mr. Smith was appointed to serve as our President, Chief Executive Officer and as the Chairman of our board of directors. In May 2001, Mr. Smith resigned as our President and Chief Executive officer and is less involved in our operations on a day-to-day basis, but remains the Chairman of our board of directors. From June 1990 until January 1996, he served as Chief Executive Officer and Chairman of the board of directors of ValueRx, Inc. a pharmacy benefits manager. He was Vice President of Operations for PCS Health Systems Inc., a prescription benefit management company, from May 1988 to June 1990. From July 1981 until May 1988, Mr. Smith served in a variety of management positions in the Medical Products, Renal Care and Prescription Drug divisions of Baxter Healthcare Corporation. Mr. Smith currently serves on the board of directors of Inpatient Consultants, Inc., a company focused on delivering patient care in acute care hospitals.

      Richard R. Slager has served as our President and Chief Executive Officer and as a member of our board of directors since May 2001. From June 1999 until May 2001, he was Chairman of the board of directors and Chief Executive Officer of SilverAge LLC, an online monitoring and interactive technical company for seniors. In May 1989, Mr. Slager founded Karrington Health, Inc., an assisted living provider, and he served as Chairman of the board of directors and Chief Executive Officer of Karrington Health, Inc. until June 1999.

      Carla A. Davis has served as our Senior Vice President of Operations since May 2002. From December 1998 until May 2002, Ms. Davis held several senior operational positions at VistaCare including Program Director, Southeastern Area Director, Atlantic Coast Regional Director and Eastern Regional Vice President of Operations. From June 1996 until June 1998, Ms. Davis served as the East Coast Development Manager for Vencor Hospice Programs, a national hospice program. From January 1994 until June 1996, Ms. Davis served as a Provider Education Consultant for Palmetto GBA, a Medicare fiscal intermediary for hospice and home health providers.

      Perry G. Fine, M.D. has served as our National Medical Director since June 1996 and as a member of our board of directors since September 2001. Dr. Fine is currently a Professor of Anesthesiology in the School of Medicine at the University of Utah, a post he has held since July 1985. Dr. Fine has extensive clinical, educational, research and public policy experience dating back to the inception of the Medicare hospice benefit. He is a founding member of the American Academy of Hospice and Palliative Medicine.

Dr. Fine serves on the board of directors of the Partnership for Caring, the vanguard advocacy organization to improve end-of-life care, and he is Chairman of the ethics committee for the National Hospice and Palliative Care Organization.

      Stephen Lewis has served as one of our Senior Vice Presidents since May 2002 and as our General Counsel since November 2001. From December 1999 until November 2001, he served as Assistant Director, Office of General Services of the Ohio Department of Insurance. From August 1993 until June 1999, Mr. Lewis served as Vice President of Development and General Counsel for Karrington Health, Inc., a publicly traded assisted living provider. From August 1986 until December 1992, he served as Vice President and General Counsel of VOCA Corporation, a developer and operator of residential facilities for persons with mental retardation and developmental disabilities. From November 1974 until August 1986, Mr. Lewis was a practicing attorney with the law firm of Topper, Alloway, Goodman, Deleone & Duffy, which merged with Benesch, Friedlander, Coplan & Aronoff in January 1986.

      Mark E. Liebner has served as our Chief Financial Officer since April 2002. From March 2000 until April 2002, he served as Managing Director of Searchlight Partners LLC, a corporate advisory services firm. From October 1991 until March 2000, Mr. Liebner served as Chief Financial Officer of Rural Metro Corporation, a publicly traded provider of healthcare transportation services.

      David A. Freeman has served as a member of our board of directors since July 2001. In October 1995, Mr. Freeman co-founded Ferrer Freeman & Co., LLC, a private equity firm that invests exclusively in healthcare companies. Since October 1995, he has served as a Member of the General Partner of Ferrer Freeman & Co. From January 1994 until August 1995, Mr. Freeman served as Managing Director of J.P. Morgan & Co. Incorporated, where he worked in Global Health Care Investment Banking and had substantial responsibility for J.P. Morgan’s Private Equity Investment activity in health care. Mr. Freeman serves on the board of directors of America Service Group, Inc., a provider of healthcare and pharmacy programs for correctional agencies, National Surgical Hospitals, Inc., a surgical hospital company that partners with local physicians to develop freestanding hospitals, Provider HealthNet Services, Inc., a provider of information technology, medical records and other business process outsourcing services for the healthcare industry, and Webmedx, Inc., a provider of software and services for the production and distribution of clinical reports. Mr. Freeman also serves on the finance committee of Waveny Care Center.

      Pete A. Klisares has served as a member of our board of directors since November 2001. Since November 1999, Mr. Klisares has been a principal owner and manager of MiGG Capital Investment Company, a private capital investment fund, and a business consultant. From August 1997 until June 1999, he served as President and Chief Operating Officer of Karrington Health, Inc., an assisted living provider. From November 1991 until August 1997, Mr. Klisares was an Executive Vice President of Worthington Industries, Inc., a steel processing and specialty steel product manufacturer. From August 1960 until May 1991, he was employed by AT&T Corp., where he retired as a Vice President of Manufacturing. Mr. Klisares currently serves on the board of directors of Huntington National Bank, Dominion Homes, Inc., a homebuilder, Sunrise Assisted Living, Inc., an assisted living provider, and MPW Industrial Services Group, Inc., a provider of industrial cleaning and related facilities support services.

      Ronald A. Matricaria has served as a member of our board of directors since August 2002. From April 1993 until May 1999, Mr. Matricaria was President and Chief Executive Officer of St. Jude Medical, Inc., a developer and distributor of cardiovascular medical devices. Mr. Matricaria has served as Chairman of the board of directors of St. Jude Medical, Inc. since January 1999, a position from which he plans to retire at the end of 2002. In addition, Mr. Matricaria currently serves on the board of directors of Cyberonics, Inc., a developer and distributor of implantable medical devices for the treatment of neurological disorders, Cardiodynamics International Corporation, a medical technology and information solutions company, and Endocare, Inc., a developer and distributor of diagnostic and treatment tools for cancer and other diseases.

      William J. McBride has been one of our directors since 1995. Prior to his retirement in 1995, Mr. McBride was President, Chief Operating Officer and a director of Value Health, Inc., a provider of specialty managed healthcare benefit programs and healthcare information services, and President and Chief Executive Officer of CIGNA Healthplans, Inc., a Subsidiary of CIGNA Corporation, an investor-owned employee benefits organization. Mr. McBride also serves on the board of directors of AMERIGROUP Corporation, a managed healthcare company focused on providing healthcare services to people eligible to receive Medicaid, Children’s Health Insurance Program and Family Care benefits, and on the boards of directors of several privately held companies.

Board of Directors

      The terms of office of the members of our board of directors are divided into three classes. Messrs. Freeman and Smith serve as Class I Directors (whose terms expire in 2003), Mr. McBride and Dr. Fine serve as Class II Directors (whose terms expire in 2004) and Messrs. Slager, Klisares and Matricaria serve as Class III Directors (whose terms expire in 2005). At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. The classification of our board of directors may have the effect of delaying or preventing changes in control or management of VistaCare. For more information, see the section of this prospectus entitled “Description of Capital Stock — Delaware Anti-Takeover Law and certain Charter and By-law Provisions.”

      Each executive officer is appointed by, and serves at the discretion of, our board of directors. There are no family relationships among any of our directors or officers.

Committees of Our Board of Directors

      Our compensation committee consists of Messrs. Freeman, Klisares and Matricaria. It establishes the salaries and incentive compensation of our executive officers and administers our stock plans.

      Our audit committee consists of Messrs. Klisares, McBride and Matricaria. It reviews the results and scope of audits and other services provided by our independent public accountants and reviews our system of internal accounting and financial controls. Our audit committee also reviews such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

      Our corporate governance committee consists of Messrs. Freeman, Klisares and McBride. It provides oversight and recommendations to our board of directors and its committees regarding:

•	the size, composition and functioning of the board of directors and its committees;

•	evaluation of director nominees;

•	compensation and benefits of directors; and

•	other matters of corporate governance.

Director Compensation

      Non-employee directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of our board of directors. In addition, each non-employee director receives a $20,000 annual retainer and $1,500 per board meeting and $750 per board conference call attended. Each non-employee director who serves on a board committee receives $750 per committee meeting and $375 per committee conference call attended. Each non-employee director who serves as the chairman of a board committee receives an additional $500 per committee meeting and $125 per committee conference call attended. In November 2001, each of William J. McBride and Pete A. Klisares, two of our non-employee directors, was granted an option to purchase 20,000 shares of our common stock at $3.75 per share under our 1998 Stock Option Plan. In August 2002, Ronald A. Matricaria, one of our non-employee directors, was granted an option to purchase 40,000 shares of our common stock at $12.50 per share under our 1998 Stock Option Plan. In November 2002, each of our non-employee directors was granted an option to purchase the number of shares of our common stock set forth opposite such director’s name in the table below at $12.50 per share under our 1998 Stock Option Plan:

Name	Number of Shares

David A. Freeman	50,000
Pete A. Klisares	10,000
Ronald A. Matricaria	10,000
William J. McBride	10,000

Following the completion of this offering, non-employee directors will be entitled to participate in our 2002 Non-Employee Director Stock Option Plan.

Executive Compensation

      The table below sets forth summary information concerning the compensation awarded to all individuals serving as our Chief Executive Officer during 2001, all of our other executive officers who were serving as executive officers as of December 31, 2001 and whose compensation in 2001 exceeded $100,000, and two additional individuals who would have been among our four most highly compensated executive officers as of December 31, 2001 but for the fact that these individuals were not serving as executive officers as of December 31, 2001. The individuals listed below are referred to in this prospectus as our “named executive officers”.

Summary Compensation Table

	Annual Compensation
				Securities
			Other Annual	Underlying
Name And Principal Position	Salary	Bonus	Compensation	Options

Richard R. Slager,	$158,635	$90,475	$106,298 (2)	480,000
President and Chief Executive Officer(1)
Barry M. Smith,	$282,067	$100,000	—	—
Chairman(3)
Perry G. Fine, M.D.	$144,615	—	—	—
National Medical Director
David E. Daucher,	$176,836	—	—	—
Chief Financial Officer(4)
Lois C. Armstrong,	$101,253	—	—	—
Chief Operating Officer(5)

(1)	Mr. Slager was hired in May 2001.

(2)	Represents amounts paid to Mr. Slager for relocation and temporary living expenses.

(3)	Mr. Smith served as our Chief Executive Officer until May 2001.

(4)	Mr. Daucher served as our Chief Financial Officer until August 2001.

(5)	Ms. Armstrong served as our Chief Operating Officer until May 2001.

Option Grants in 2001

      The following table presents information concerning stock options granted during 2001 to our only named executive officer who received a grant in 2001.

	Individual Grants

					Potential Realizable
	Number of	Percent of			Value at Assumed Rate of
	Shares	Total Options			Stock Price Appreciation
	Underlying	Granted to	Exercise		for Option Term(1)
	Options	Employees in	Price Per
	Granted	Year	Share(1)	Expiration Date	5%	10%

Richard R. Slager(2)	480,000	51.9%	$3.75	June 7, 2011	$1,132,010	$2,868,736

(1)	Amounts reported in these columns represent amounts that may be realized upon exercise of the option immediately prior to the expiration of its term assuming the specified compound rates of appreciation (5% and 10%) in the market value of our common stock over the term of the option. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercise of this stock option will depend on the future performance of our common stock, the optionholder’s continued employment through the option period, and the date on which the option is exercised.

(2)	This option vests in equal annual installments over five years; provided, however, that in the event of a change in control of VistaCare, the option will become fully vested.

Year End Option Values

      None of our named executive officers exercised any stock options in 2001. The following table presents information concerning the unexercised stock options held by each of our named executive officers as of December 31, 2001.

	Number of
	Shares Underlying		Value of Unexercised
	Unexercised		in-the-Money
	Options at Year-End(1)		Options at Year-End(1)

	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard R. Slager	—	480,000	—	$3,960,000
Barry M. Smith	8,000	32,000	$63,000	$252,000
Perry G. Fine, M.D.	60,800	19,200	$577,960	$165,040
David E. Daucher	—	—	—	—
Lois C. Armstrong	—	—	—	—

(1)	There was no public market for our common stock on December 31, 2001. Accordingly, these values have been calculated in accordance with the rules of the Securities and Exchange Commission, on the basis of an assumed initial public offering price per share of $12.00, less the applicable exercise price.

Employment and Compensation Arrangements

Management Agreements

      In October 2002, we entered into management agreements with each of Richard R. Slager, our Chief Executive Officer, Mark E. Liebner, our Chief Financial Officer, Carla A. Davis, our Senior Vice President of Operations, and Stephen Lewis, our Senior Vice President and General Counsel.

      Under these agreements, the executives are entitled to compensation in the event of their employment termination or a sale of the company, as described below.

      Compensation Upon Termination of Employment Prior to Change of Control

      In the event that, prior to a change of control of VistaCare, the employment of any of the executives is terminated by us for any reason other than for cause or the executive’s death or disability or by the executive for good reason, we are required to:

•	continue to pay the executive his or her then current salary for twelve months following employment termination; and

•	continue to provide the executive with health and life insurance benefits for twelve months following employment termination, or pay the full value of such benefits in cash.

      Compensation Upon Termination of Employment After a Change of Control

      In the event that, within two years following a change in control of VistaCare, the employment of Mr. Slager is terminated for any reason, including Mr. Slager’s death, disability or voluntary resignation, but excluding a termination by VistaCare for cause, we are required to:

•	pay Mr. Slager a lump sum amount equal to three times his then current salary; and

•	continue to provide Mr. Slager with health and life insurance benefits for three years following employment termination, or pay the full value of such benefits in cash.

In addition, upon a change in control of VistaCare, regardless of whether Mr. Slager’s employment is terminated, the vesting of all of his options to purchase common stock, other than the 320,000 shares subject to the stock option agreement described below, would be accelerated in full.

      In the event that, within two years following a change in control of VistaCare, the employment of Messrs. Liebner or Lewis or Ms. Davis is terminated by VistaCare for any reason other than cause or the executive’s death or disability or is terminated by the executive for good reason, we are required to:

•	pay the executive a lump sum amount equal to two times his or her then current salary;

•	continue to provide the executive with health and life insurance benefits for two years following employment termination, or pay the full value of such benefits in cash; and

•	accelerate the vesting of all options to purchase common stock held by the executive.

Compensation Upon Sale of the Company

      The management agreements for Messrs. Slager and Liebner and Ms. Davis provide that, if there is a sale of the company, as defined below, in which the per-share equity value of VistaCare implied by the transaction is at least $12.50, we are required to pay the executive a fee, the amount of which depends on the date of the sale. The table below sets forth the amount of the fee we would be required to pay to Mr. Slager, depending on the date of the sale:

Date of Sale	Fee

Between September 30, 2002 and December 31, 2002	$5.0 million
Between January 1, 2003 and December 31, 2003	$4.0 million
Between January 1, 2004 and December 31, 2004	$3.0 million
Between January 1, 2005 and December 31, 2005	$2.0 million
Between January 1, 2006 and December 31, 2006	$1.0 million

      The table below sets forth the amount of the fee that we would be required to pay to each of Mr. Liebner and Ms. Davis, depending on the date of the sale:

Date of Sale	Fee

Between September 30, 2002 and December 31, 2002	$1.0 million
Between January 1, 2003 and December 31, 2003	$0.8 million
Between January 1, 2004 and December 31, 2004	$0.6 million
Between January 1, 2005 and December 31, 2005	$0.4 million
Between January 1, 2006 and December 31, 2006	$0.2 million

      As used in the management agreements, a “sale of the company” means:

•	the acquisition of more than 50% of our voting securities by any person, party or group, other than in connection with a sale of securities by us; or

•	the acquisition of VistaCare by means of reorganization, merger, consolidation or asset sale, unless our stockholders prior to such acquisition hold, in substantially the same proportions as prior to the acquisition, more than 50% of the voting securities of the acquiring entity following the acquisition.

      In exchange for the foregoing rights, each of the executives has agreed to covenants restricting them from competing with our business or soliciting our employees or patient referral sources for two years following their employment termination and from disclosing or divulging any of our confidential information.

     Stock Option Agreement

      In November 2002, we entered into a stock option agreement with Richard R. Slager, our Chief Executive Officer, pursuant to which we granted Mr. Slager an option to purchase 320,000 shares of our common stock at $12.50 per share under our 1998 Stock Option Plan. The shares subject to the option vest on September 30, 2012. However, if the average closing price of our common stock during specified periods exceeds specified thresholds (which increase over time), the vesting of the option will be accelerated with respect to a portion of the shares covered by the option. In addition, if there is a sale of VistaCare, the vesting of the option may be accelerated, in full or in part, depending on the per-share sale price.

Severance Agreement

      In November 1995, we entered into an employee confidentiality and non-competition agreement with Barry M. Smith, the Chairman of our board of directors. This agreement provides that if Mr. Smith’s employment is terminated for any reason, we are obligated to pay him severance of twelve months’ salary, and he is prohibited, for a period of twelve months following the date of his termination, from engaging in any business that competes with our hospice business, and soliciting any of our employees or attempting to divert any business away from us. The agreement also requires Mr. Smith to maintain the confidentiality of certain information relating to our business.

Stock Plans

     1998 Stock Option Plan

      General. Our 1998 Stock Plan, or the 1998 plan, provides for the grant of incentive stock options and non-statutory options. The 1998 plan authorizes us to issue up to 3,200,000 shares of our common stock upon exercise of options granted under the plan. As of September 30, 2002, 1,656,060 shares were subject to outstanding options under the plan. The 1998 plan is administered by our board of directors and the compensation committee.

      Eligibility to Receive Awards. Employees, officers, directors and consultants of VistaCare and our subsidiaries are eligible to be granted stock options under the 1998 plan. Under present law, however, incentive stock options qualifying under Section 422 of the Internal Revenue Code may only be granted to employees.

      Incentive Stock Options and Non-statutory Stock Options. Stock options entitle the holder to purchase a specified number of shares of common stock at a specified option price, subject to the other terms and conditions contained in the option grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of VistaCare). Options may not be granted for a term in excess of ten years. Our board of directors or our compensation committee determines:

•	the recipients of stock options;

•	the number of shares subject to each option granted;

•	the exercise price of non-statutory stock options;

•	the vesting schedule of the option (generally over five years);

•	the duration of the option (generally ten years, subject to earlier termination in the event of the termination of the optionee’s employment); and

•	the manner of payment of the exercise price of the option.

      Acquisition of VistaCare. The 1998 plan provides that, in the event that we merge with or are acquired by another company, outstanding stock options shall be assumed by the acquiring or surviving company, or equivalent options of the acquiring or surviving company shall be substituted for VistaCare options. If the acquiring or surviving company refuses to assume or substitute its options for VistaCare options, outstanding VistaCare options may be exercised in full prior to the acquisition regardless of vesting restrictions, provided, that if such options are not exercised prior to the acquisition or merger, they will terminate.

     2002 Non-Employee Director Stock Option Plan

      Our 2002 Non-Employee Director Stock Option Plan, or the director plan, which authorizes the grant of options to purchase up to 300,000 shares of common stock to our non-employee directors, will become effective upon the closing of this offering. Under the director plan, each future non-employee director will be granted a stock option to purchase 20,000 shares of common stock on the date he or she is first elected to our board of directors. In addition, on November 11 of each year following the date of this prospectus, each non-employee director will be granted an option to purchase 10,000 shares of our common stock, provided that he or she attended at least 75% of the meetings of the board of directors in the preceding year or any board committee on which he or she served. The exercise price for all options granted under the director plan will be equal to the fair market value of the common stock on the date of grant. Each option granted under the director plan will be immediately exercisable in full. Each option will expire on the earlier of ten years from the date of grant or on the first anniversary of the date on which the optionee ceases to be a director.

     2002 Employee Stock Purchase Plan

      Our 2002 Employee Stock Purchase Plan, or the purchase plan, provides for the issuance of up to 200,000 shares of our common stock to participating employees.

      All of our employees, including directors who are employees, and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week for more than five months in a calendar year are eligible to participate in the purchase plan. Employees who would immediately after the grant own five percent or more of the total combined voting power or value of our stock or any subsidiary are not eligible to participate.

      The purchase plan will be implemented through a series of offerings, the dates of which shall be established from time to time by our board of directors. Participating employees may purchase shares under the purchase plan through periodic payroll deductions, lump sum payments, or both. The purchase price of the shares in each offering period will be 85% of the closing price per share of the common stock on either the first or last day of the offering period, whichever is lower.

Employee Bonus Plan

      Our Employee Bonus Plan, or the bonus plan, provides for quarterly and annual cash bonuses to all of our full and part-time employees. General terms of the bonus plan include:

•	quarterly bonuses are paid to eligible employees 45 days after the end of the applicable quarter;

•	employees must be employed on the date on which bonuses are paid;

•	bonuses are based on a predetermined percentage of an employee’s quarterly earnings; and

•	all bonuses are subject to approval by our board of directors.

      Bonuses are determined as follows:

•	Operations Staff. Members of our operations staff are paid quarterly bonuses based on a combination of factors including program, region and company-wide economic performance and internal compliance ratings for the program in which the staff members are employed. Annual bonuses, which constitute 20% of bonuses paid to operations staff members, are based on the fulfillment of personal objectives and are paid following the completion of annual performance reviews.

•	Area and Regional Staff. Members of our area and regional staff are paid quarterly bonuses based on area or regional and company-wide economic performance. Annual bonuses, which constitute 50% of bonuses paid to area and regional staff members, are based on the fulfillment of personal objectives and are paid following the completion of annual performance reviews.

•	Corporate Office Staff. Members of our corporate office staff, other than senior managers, are paid both quarterly and annual bonuses. Senior managers are paid only annual bonuses. One half of bonuses paid to corporate office staff members are based on company-wide economic performance. The remainder is based on personal performance.

Key Employee Sale Bonus Plan

      In October 2002, our board of directors adopted a Key Employee Sale Bonus Plan, or the sale bonus plan. The sale bonus plan is designed to provide incentives for our key employees to remain employed by us during the period leading up to a potential “sale of the company,” as defined below, in order to maximize the proceeds from any such sale.

      As used in the sale bonus plan, a “sale of the company” means:

•	the acquisition of more than 50% of our voting securities by any person, party or group, other than in connection with a sale of securities by us; or

•	the acquisition of VistaCare by means of reorganization, merger, consolidation or asset sale, unless our stockholders prior to such acquisition hold, in substantially the same proportions as prior to the acquisition, more than 50% of the voting securities of the acquiring entity following the acquisition.

      The sale bonus plan provides that if there is a sale of the company prior to December 31, 2006, and the per-share equity value of VistaCare implied by the transaction is at least $12.50, we will establish a bonus pool. The amount of the bonus pool depends on when the sale closes, as described in the table below.

Date of Sale	Bonus Pool Amount

Between September 30, 2002 and December 31, 2002	$1.0 million
Between January 1, 2003 and December 31, 2003	$0.8 million
Between January 1, 2004 and December 31, 2004	$0.6 million
Between January 1, 2005 and December 31, 2005	$0.4 million
Between January 1, 2006 and December 31, 2006	$0.2 million

      The sale bonus plan provides that our Chief Executive Officer shall allocate the bonus pool amount among key employees after consultation with the compensation committee of our board of directors. The sale bonus plan prohibits the allocation of a bonus to the Chief Executive Officer and any person not employed by us immediately prior to the sale of the company. Payments under this plan have priority over any payments to our stockholders in connection with a sale of the company. Sale bonuses are to be paid in the same form and same proportion as the consideration that we, or our stockholders, receive in connection with any sale of the company.

      The sale bonus plan terminates on December 31, 2006, or, if earlier, following a sale of the company.

401(k) Plans

      We maintain two plans qualified under Section 401(k) of the Internal Revenue Code. Under our 401(k) plans, a participant may contribute a maximum of 10% or 15%, depending on the plan under which he or she participates, of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit ($11,000 in calendar year 2002). The percentage elected by more highly compensated participants may be required to be lower. In addition, at the discretion of our board of directors, we may make discretionary matching and/or profit-sharing contributions into our 401(k) plans for eligible employees.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers has served as a director or member of the compensation committee of any other entity whose executive officers served as a director or member of our compensation committee.

Limitation of Liability and Indemnification Matters

      Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of his or her fiduciary duties as a director, except for liability

•	for any breach of his or her duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which he or she derived an improper personal benefit.

      Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by law. Our certificate of incorporation permits us to advance expenses incurred by an indemnified director or officer in connection with the defense of any action or proceeding arising out of such director’s or officer’s status as a director or officer upon an undertaking by such director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to such indemnification.

      We have also purchased directors and officers liability insurance.

Indemnification Agreements

      We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements provide that we will indemnify our directors and officers to the fullest extent permitted by law for liabilities they may incur because of their status as directors and officers. These agreements also provide that we will advance expenses to our directors and officers relating to claims for which they may be entitled to indemnification. Upon a potential change of control of VistaCare, our directors and officers may request that we create a trust for their benefit in an amount sufficient to satisfy any expenses that they may reasonably expect to incur in connection with a claim against them. These indemnification agreements also provide that we will maintain directors’ and officers’ liability insurance.

CERTAIN TRANSACTIONS

Vista Care Foundation

      The Vista Care Foundation is a non-profit corporation established by Barry M. Smith, the Chairman of our board of directors, in March 1996 for the purpose of soliciting, investing and distributing funds to advance the cause of end-of-life care. The foundation:

•	provides grants directly to terminally ill patients to fulfill basic needs and last wishes;

•	funds hospice services for patients who lack the means to pay for hospice care;

•	provides funding for end-of-life research and community and professional education; and

•	provides grants that help the bereaved overcome their grief of the loss of a loved one.

      The business and affairs of the foundation are currently governed by a five member board of trustees. Perry G. Fine, M.D., one of our directors, and David W. Rehm, our Senior Vice President of Business Development, serve on the foundation’s board of trustees. In addition, Mr. Rehm serves as the foundation’s President and Chief Executive Officer. Prior to September 2002, Barry M. Smith, the Chairman of our board of directors, served on the foundation’s board of trustees. At any meeting of the foundation’s board of trustees at which at least three, but fewer than four, trustees are present, it is possible that Dr. Fine and Mr. Rehm could control the outcome of all actions taken at such meeting.

      Since March 2002, we have been making charitable contributions to the foundation, which as of September 30, 2002 aggregated $454,782. A portion of our contributions to the foundation are used to cover the foundation’s operating expenses. We also provide-in-kind contributions to the foundation, including office space and office equipment at our Phoenix, Arizona program site. Since March 2002, the foundation has been funding the cost of a portion of the care we provide to our patients who lack the means to pay for such care. As of September 30, 2002, the aggregate amount of such funding was $84,353. We may terminate these arrangements at any time for any reason. We record the difference between the amount of our contributions to the foundation and the amount we receive from the foundation as general and administrative expense.

Employment Termination Arrangements with Former Officers

      In March 1996, we extended a loan to Lloyd S. Wylie, our former Chief Financial Officer, in the original principal amount of $66,000 and bearing interest at 7.5% per annum. The loan was secured by a pledge of the shares of common stock issuable upon exercise of a stock option granted to Mr. Wylie. Such stock option, which was exercisable for 48,000 shares of common stock at $1.68 per share, was fully vested when Mr. Wylie’s employment terminated in June 1999. In September 2002, we entered into a settlement agreement and mutual release with Mr. Wylie pursuant to which we agreed to repurchase Mr. Wylie’s stock option for $105,839, reduced by the outstanding principal and accrued interest on Mr. Wylie’s loan as of June 30, 1999 in the amount of $72,979, and deem such loan fully paid.

      In February 1999 and March 2000, we paid aggregate consideration of $71,934 to Stephen Bodhain, our former Chief Operating Officer, for the repurchase of vested options to purchase 34,667 shares of our common stock following Mr. Bodhaine’s termination of employment.

      In November 2000, we entered into a severance agreement and full release of claims with Carolyn Cassin, a former Vice President, in connection with her termination of employment. Under this agreement, we made severance payments to Ms. Cassin totaling $102,000, and agreed to continue her health benefits for a period of six months following the date of her termination of employment. In exchange for the severance payments, Ms. Cassin waived all claims against us arising from her employment, agreed to maintain the confidentiality of information relating to our business and not to compete with our business or solicit our employees for six months following her termination of employment.

      In October 2001, we entered into a full and final release of claims with Lois Armstrong, our former Chief Operating Officer, in connection with the termination of her employment. At that time, we made a severance payment to Ms. Armstrong totaling $250,000. In exchange for the severance payment, Ms. Armstrong waived all claims against us arising from her employment, agreed to maintain the confidentially of information relating to our business, and agreed not to compete with our business prior to December 31, 2001 or to solicit our employees for six months following her termination of employment.

      In February 2002, we entered into a settlement agreement, buy-sell agreement and mutual release with David Daucher, our former Chief Financial Officer, in connection with his termination of employment. Pursuant to that agreement, we made a severance payment of $247,500 to Mr. Daucher. We also paid Mr. Daucher $502,500 to repurchase 5,000 shares of our Series D Preferred Stock and to settle all claims arising prior to the date of the agreement, including claims arising from Mr. Daucher’s employment.

      In October 2002, we entered into a severance agreement and mutual release of claims with Philip B. Arnold, a former Executive Vice President, in connection with the termination of his employment. Pursuant to that agreement, we agreed to make aggregate severance payments to Mr. Arnold of $194,000. In addition, we agreed to provide him with continuing health insurance benefits for a period of six months following the termination of his employment. In exchange for these benefits, Mr. Arnold waived all claims against us arising from his employment, and agreed to maintain the confidentiality of information relating to our business and not to compete with our business for a period of one year following his termination of employment.

1999 Bridge Loan, Stock Sale and Limited Release Agreement

      In July 1999, we borrowed $1.0 million from Bessemer Venture Partners III L.P. pursuant to an unsecured promissory note bearing interest at 8.0% per annum. As consideration for the loan, we issued to Bessemer Venture Partners III L.P. a warrant to purchase 20,000 shares of our common stock at $0.025 per share. The expiration date of the warrant is July 26, 2009. In December 1999, we paid all accrued interest due under the promissory note and the entire principal balance on the note was applied to the purchase of capital stock we sold pursuant to the stock purchase agreement referenced in the next paragraph.

      In December 1999, we issued and sold an aggregate of 1,316,743 shares of our Class C Common Stock at $0.025 per share and an aggregate of 65,000 shares of our Series D Preferred Stock at $50 per share to FCC Partners I, L.P., FFC Executive Partners I, L.P., Bessemer Venture Partners III L.P., certain persons related to Bessemer Venture Partners III L.P. and David E. Daucher, our former Chief Financial Officer. The price at which we issued and sold the Class C Common Stock represented a substantial discount from fair market value. The purchasers of the Class C Common Stock, which were all of the persons named above, except for David E. Daucher, had previously purchased shares of our Series B Preferred Stock. We issued the shares of Class C Common Stock to adjust the effective conversion price of certain shares of Series B Preferred Stock previously sold to those purchasers in exchange for a limited release from those purchasers of claims they had related to the accuracy of certain representations and warranties we made to them in connection with our previous sale of Series B Preferred Stock.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding beneficial ownership of our common stock as of September 30, 2002 and as adjusted to reflect the sale of the shares of common stock in this offering, by:

•	each stockholder who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	each selling stockholder; and

•	all of our executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. For the purpose of calculating the percentage of shares beneficially owned by any stockholder, the number of shares of common stock deemed outstanding “Prior to Offering” includes:

•	10,956,676 shares of common stock outstanding, assuming the conversion of all of our outstanding convertible preferred stock (including the conversion of the $3,712,500 of our outstanding Series A-1 Preferred Stock at an assumed initial public offering price of $12.00 per share, the midpoint of our estimated offering price range), the conversion of all of our outstanding Class B Common Stock and the conversion of all of our outstanding Class C Common Stock; and

•	the shares of common stock subject to options and warrants held by the beneficial owner that are currently exercisable within 60 days after September 30, 2002.

      The number of shares of common stock outstanding “After Offering” includes an additional 4,500,000 shares of common stock offered by us in this offering. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in this table have the sole voting power with respect to all shares of common stock listed as beneficially owned by them.

	Shares Beneficially			Shares to be
	Owned Prior to		Number of	Beneficially Owned
	Offering		Shares	After Offering(1)
			Offered in
	Number of		this	Number of
Name of Beneficial Owner	Shares	Percent	Offering(1)	Shares	Percent

Selling Stockholders:
Bessemer Venture Partners III L.P. and certain related persons(2)	2,631,503	24.0%	463,796	2,167,707	14.0%
Ferrer Freeman & Company, LLC(3)	5,510,208	50.3%	953,380	4,556,828	29.5%
Banc of America Commercial Finance Corporation(4)	200,000	1.8%	34,604	165,396	1.1%
Belisarius Corporation	7,787	*	1,388	6,399	*
Brimstone Island Co. L.P.(5)	50,553	*	7,077	43,476	*
Gabrieli Family Foundation(6)	11,658	*	1,632	10,026	*
Hardymon Family Limited Partnership(7)	54,428	*	9,702	44,726	*
Lighthouse Capital Partners II, L.P.(8)	22,222	*	3,845	18,377	*
Quentin Corporation	11,664	*	2,079	9,585	*
Michael I. Barach	13,656	*	2,434	11,222	*
Neill H. Brownstein	29,168	*	5,199	23,969	*
William T. Burgin(9)	101,117	*	14,156	86,961	*
Gerald Christopher	824	*	147	677	*
Rodney A. Cohen	786	*	140	646	*
David J. Cowan(10)	9,334	*	1,664	7,670	*
Richard R. Davis	7,787	*	1,388	6,399	*
Christopher F. O. Gabrieli(11)	140,007	1.3%	19,601	120,406	*
Adam P. Godfrey	1,535	*	274	1,261	*
Barbara M. Henagan	6,057	*	1,080	4,977	*
Diane N. McPartlin	1,816	*	324	1,492	*
Bradford Mills	6,057	*	1,080	4,977	*
Robert J. S. Roriston	1,167	*	208	959	*
Thomas F. Ruhm	1,207	*	215	992	*
Russell D. Sternlicht	609	*	109	500	*
Directors and Executive Officers:
Richard R. Slager(12)	96,000	*	—	96,000	*
Barry M. Smith(13)	2,025,500	18.5%	—	2,025,500	13.1%
Carla A. Davis(14)	14,800	*	—	14,800	*
Perry G. Fine, M.D.(15)	72,000	*	—	72,000	*
Stephen Lewis	—	—	—	—	—
Mark E. Liebner	—	—	—	—	—
William J. McBride(16)	60,000	*	—	60,000	*
David A. Freeman(17)	5,510,208	50.3%	953,380	4,556,828	29.5%
Pete A. Klisares(18)	20,000	*	—	20,000	*
Ronald A. Matricaria(19)	40,000	*	—	40,000	*
All executive officers and directors as a group (10 persons)(20)	7,838,508	71.5%	953,380	6,885,128	44.5%

*	Less than one percent of the outstanding common stock.

(1)	Assumes no exercise of the underwriters’ over-allotment option.

(2)	Bessemer Venture Partners III L.P.’s address is 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538. Consists of 2,402,755 shares held of record by Bessemer Venture Partners III L.P., 20,000 of which may be purchased within 60 days of September 30, 2002 upon exercise of a warrant, 56,082 shares held of record by BVP III Special Situations L.P., 101,117 shares held of record by Mr. William T. Burgin, 7,787 shares held of record by Mr. Robert H. Buescher, 54,428 shares held of record by The Hardymon Family Limited Partnership, and 9,334 shares of record held by Mr. David J. Cowan. Each of Mr. William T. Burgin, Mr. Robert H. Buescher, Mr. G. Felda Hardymon and Mr. David J. Cowan is a manager of Deer III & Co. LLC, which is the general partner of both Bessemer Venture Partners III L.P. and BVP III Special Situations L.P., and as such each has sole voting power and dispositive power with respect to the shares held by Bessemer Venture Partners III L.P. and BVP III Special Situations L.P. Each of Messrs. Burgin, Buescher, Hardymon and Cowan disclaims beneficial ownership of the shares held by Bessemer Venture Partners III L.P. and BVP III Special Situations L.P. except to the extent of each such manager’s pecuniary interest therein. Mr. William T. Burgin disclaims beneficial ownership of the shares held by Messrs. Buescher and Cowan and The Hardymon Family Limited Partnership. Mr. Robert H. Buescher disclaims beneficial ownership of the shares held by Messrs. Burgin and Cowan and The Hardymon Family Limited Partnership. Mr. G. Felda Hardymon is the general partner of The Hardymon Family Limited Partnership, and as such has sole voting power and dispositive power with respect to the shares held by The Hardymon Family Limited Partnership. Mr. Hardymon disclaims beneficial ownership of the shares held by Messrs. Burgin, Buescher and Cowan. Mr. David J. Cowan disclaims beneficial ownership of the shares held by Messrs. Burgin and Buescher and The Hardymon Family Limited Partnership.

(3)	Ferrer Freeman & Company, LLC’s address is 10 Glenville Street, Greenwich, Connecticut, 06831. FFC Partners I, L.P. owns 5,291,296 shares and FFC Executive Partners I, L.P. owns 218,912 shares. Ferrer Freeman & Company, LLC is the general partner of both FFC Partners I, L.P. and FFC Executive Partners I, L.P.

(4)	Represents 200,000 shares of our Class B Common Stock, which will be converted into an equal number of shares of our common stock upon the closing of this offering.

(5)	William T. Burgin is the general partner of Brimstone Island Co. L.P., and as such has sole voting and dispositive power with respect to the shares held by Brimstone Island Co. L.P.

(6)	Christopher F. O. Gabrieli has sole voting and dispositive power with respect to the shares held by Gabrieli Family Foundation.

(7)	Mr. G. Felda Hardymon is the general partner of The Hardymon Family Limited Partnership, and as such has sole voting and dispositive power with respect to the shares held by The Hardymon Family Limited Partnership. Mr. Hardymon’s beneficial ownership includes 2,402,775 shares held of record by Bessemer Venture Partners III L.P. and 56,082 shares held of record by BVP III Special Situations L.P., as previously described in note (2) above. Mr. Hardymon is a manager of Deer III & Co. LLC, which is the general partner of both Bessemer Venture Partners III L.P. and BVP III Special Situations L.P., and as such has sole voting and dispositive power with respect to the shares held by Bessemer Venture Partners III L.P. and BVP III Special Situations L.P. Mr. Hardymon disclaims beneficial ownership of the shares held by Bessemer Venture Partners III L.P. and BVP III Special Situations L.P. except to the extent of his pecuniary interest therein.

(8)	Richard D. Stubblefield is the President and Gwill E. York is the Secretary of Lighthouse Capital Partners, Inc., the general partner of Lighthouse Management Partners II, L.P., the general partner of Lighthouse Capital Partners II, L.P., and as such have sole voting and dispositive power with respect to the shares held by Lighthouse Capital Partners II, L.P.

(9)	Mr. Burgin’s beneficial ownership includes 2,402,775 shares held of record by Bessemer Venture Partners III L.P. and 56,082 shares held of record by BVP III Special Situations L.P., as previously described in note (2) above. Mr. Burgin is a manager of Deer III & Co. LLC, which is the general partner of both Bessemer Venture Partners III L.P. and BVP III Special Situations L.P., and as such has sole voting and dispositive power with respect to the shares held by Bessemer Venture Partners III L.P. and BVP III Special Situations L.P. Mr. Burgin disclaims beneficial ownership of the shares held by Bessemer Venture Partners III L.P. and BVP III Special Situations L.P. except to the extent of his pecuniary interest therein.

(10)	Mr. Cowan’s beneficial ownership includes 2,402,775 shares held of record by Bessemer Venture Partners III L.P. and 56,082 shares held of record by BVP III Special Situations L.P., as previously described in note (2) above. Mr Cowan is a manager of Deer III & Co. LLC, which is the general partner of both Bessemer Venture Partners III L.P. and BVP III Special Situations L.P., and as such has sole voting and dispositive power with respect to the shares held by Bessemer Venture Partners III L.P. and BVP III Special Situations L.P. Mr. Cowan disclaims beneficial ownership of the shares held by Bessemer Venture Partners III L.P. and BVP III Special Situations L.P. except to the extent of his pecuniary interest therein.

(11)	Mr. Gabrieli formerly served on our board of directors.

(12)	Represents options to purchase 96,000 shares that are exercisable within 60 days of September 30, 2002.

(13)	Mr. Smith’s address is c/o Vista Care, Inc., 8125 North Hayden Road, Suite 300, Scottsdale, AZ 85258. Mr. Smith’s beneficial ownership includes options to purchase 16,000 shares that are exercisable within 60 days of September 30, 2002. Mr. Smith’s beneficial ownership also includes 602,850 shares held by the Barry and Julia Smith Family Trust and 1,406,650 shares held by B&J Smith Associates, Limited Partnership. Mr. Smith is a trustee of the Barry and Julia Smith Family Trust and he is the controlling stockholder of B&J Investments, Inc., the general partner of B&J Smith Associates, Limited Partnership. Mr. Smith has shared voting and dispositive power over the shares held by the Barry and Julia Smith Family Trust and he has sole voting and dispositive power over the shares held by B&J Smith Associates, Limited Partnership. Mr. Smith disclaims beneficial ownership of the shares held by the Barry and Julia Smith Family Trust and B&J Smith Associates, Limited Partnership except to the extent of his pecuniary interest therein.

(14)	Represents options to purchase 14,800 shares that are exercisable within 60 days of September 30, 2002.

(15)	Represents options to purchase 72,000 shares that are exercisable within 60 days of September 30, 2002.

(16)	Includes options to purchase 10,000 shares that are exercisable within 60 days of September 30, 2002.

(17)	David A. Freeman serves on our board of directors. Mr. Freeman’s beneficial ownership includes 5,291,296 shares held by FFC Partners I, L.P. and 218,912 shares held by FFC Executive Partners I, L.P. as previously described in note (3) above. Mr. Freeman is a member of Ferrer Freeman & Company, LLC, the general partner of both FFC Partners I, L.P. and FFC Executive Partners I, L.P. Mr. Freeman has shared voting and dispositive power over the shares held by the FFC funds. Mr. Freeman disclaims beneficial ownership of the shares held by the FFC funds except to the extent of his pecuniary interest therein. Mr. Freeman is not a selling stockholder in this offering.

(18)	Includes options to purchase 10,000 shares that are exercisable within 60 days of September 30, 2002.

(19)	Represents options to purchase 40,000 shares that are exercisable within 60 days of September 30, 2002.

(20)	Includes options to purchase 258,800 shares that are exercisable within 60 days of September 30, 2002.

DESCRIPTION OF CAPITAL STOCK

      Upon the closing of this offering, our authorized capital stock will consist of 33,000,000 shares of common stock, $0.01 par value per share, 200,000 shares of Class B Common Stock and 2,000,000 shares of preferred stock, $0.01 par value per share. As of September 30, 2002, there were outstanding:

•	3,836,763 shares of common stock held by 47 stockholders of record;

•	200,000 shares of our Class B Common Stock (convertible at any time into an equal number of shares of our common stock) held by one stockholder of record;

•	1,316,743 shares of Class C Common Stock (convertible into an equal number of shares of our common stock upon the closing of this offering) held by 26 stockholders of record;

•	1,322,500 shares of convertible preferred stock (convertible into 5,603,170 shares of common stock upon the closing of this offering, assuming the conversion of the $3,712,500 of our outstanding Series A-1 Preferred Stock at $12.00 per share, the midpoint of the estimated offering price range) held by 53 stockholders of record;

•	29,500 shares of redeemable preferred stock (redeemable upon the closing of this offering) held by 2 stockholders of record;

•	options to purchase an aggregate of 1,656,060 shares of common stock; and

•	a warrant to purchase 20,000 shares of common stock.

      The following summary of our capital stock and our certificate of incorporation and by-laws is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws included as exhibits to the registration statement of which this prospectus is a part. For more information, see the section of this prospectus entitled “Where You Can Find More Information”.

Common Stock

      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. In addition, our credit facility restricts the payment of cash dividends. For more information, see the section of this prospectus entitled “Dividend Policy.” Upon the liquidation, dissolution or winding up of VistaCare, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

      In addition to our common stock, our certificate of incorporation authorizes us to issue shares of Class B Common Stock. Our Class B Common Stock is similar in all respects to our common stock except holders of our Class B Common Stock are not entitled to any voting rights other than as prescribed by applicable law. Each share of our Class B Common Stock is convertible at any time at the option of the holder into one share of our common stock.

Preferred Stock

      Under the terms of our certificate of incorporation, our board of directors is authorized to designate and issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company.

      The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third-party to acquire, or could discourage a third-party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Certain Charter and By-law Provisions

      We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by the corporation’s board of directors and/or stockholders in a prescribed manner. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

      Our certificate of incorporation and by-laws provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of the directors then in office. The classification of our board of directors and the limitation on filling of vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from attempting to acquire, control of VistaCare.

      Our by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our by-laws further provide that special meetings of the stockholders may only be called by the Chairman of our board of directors, our President or our board of directors. In order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice, and provide certain information to us. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third-party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by written consent.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Shares and Lock-up Agreements

      After this offering, we will have outstanding 15,456,676 shares of common stock, based upon shares outstanding as of September 30, 2002 and assuming no exercise of outstanding options and warrants after September 30, 2002. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 9,456,676 shares of common stock held by existing stockholders are “restricted” shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below.

      Our directors and executive officers, together with others who hold significant amounts of our common stock, have agreed to a 180-day lock-up with respect to 9,067,318 shares of our common stock they will hold after this offering. In addition, the lock-up will apply to all shares of our common stock which such persons may acquire during this 180-day period upon exercise of options and warrants to acquire our capital stock. This generally means that they cannot sell these shares during the 180 days following the date of this offering. After the 180-day lock-up period ends, these shares may be sold only in accordance with an available exemption from registration, such as Rule 144 or 701, which are described below.

      In addition to being subject to the lock-up described in the preceding sentence, 2,009,500 shares of our common stock which are deemed to be beneficially owned by Barry M. Smith, the Chairman of our board of directors, are subject to an agreement with us that provides that such shares may not be sold, transferred or disposed of until eighteen months following the date of this offering, unless:

•	the shares are sold in a registered offering;

•	the shares are transferred in connection with the sale of VistaCare; or

•	the transfer, when combined with all prior transfers, represents less than 40% of the shares.

These restrictions will lapse if and when FFC Capital Partners I, L.P. and FFC Executive Partners I, L.P. cease to hold in the aggregate at least 10% of our outstanding common stock.

      Taking into account the lock-up agreements and the agreement described in the immediately preceding paragraph, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows, assuming that FFC Capital Partners I, L.P. and FFC Executive Partners I, L.P. continue to hold at least 10% of our outstanding capital stock:

Date of Availability for Sale	Number Of Shares

On the date of this prospectus	356,922
90 days after the date of this prospectus	10,800
180 days after the date of this prospectus	7,057,818

      The numbers of shares of common stock listed above do not include shares of common stock issuable upon exercise of stock options granted under our stock plans that were unexercised as of September 30, 2002. Following this offering, we intend to file registration statements under the Securities Act covering shares of common stock issuable upon the exercise of options or reserved for issuance under our stock plans.

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year would be entitled to sell, within any three-month period, up to that number of restricted shares as is equal to the greater of one percent of the number of shares of common stock then outstanding (which will equal approximately 154,567 shares immediately after this offering) or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

      Under Rule 144(k), beginning on the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      Rule 701 may be relied upon with respect to the resale of shares of common stock originally purchased from us by directors, employees or consultants prior to the date of this prospectus. Shares issued in reliance on Rule 701 are restricted shares and, subject to the lock-up agreements described above, may be sold beginning 90 days after the date of this prospectus by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and may be sold by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Future Registrations of Shares

      Following this offering, we intend to file registration statements under the Securities Act covering the shares of common stock issuable upon the exercise of stock options or reserved for issuance under our stock plans. The shares registered under these registration statements will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the lock-up agreements described above. For more information, see the section of this prospectus entitled “Management — Stock Plans”.

      In addition, following this offering, assuming that the underwriters do not exercise their over-allotment option, the holders of 7,135,191 shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and the holders of 7,300,587 shares of common stock will have the right to participate in future registrations of securities by us. We may be required to effect up to three demand registrations on Form S-1 and an unlimited number of demand registrations on Form S-3. We are generally required to bear all of the expenses of all registrations except for underwriting discounts and selling commissions, which will be borne by the holders participating in the registrations. Registration of any of the shares of common stock would result in these shares becoming freely tradable without restriction under the Securities Act upon effectiveness of the registration statement.

UNDERWRITING

General

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., SG Cowen Securities Corporation, William Blair & Company, L.L.C. and Jefferies & Company, Inc. are acting as representatives, has agreed to purchase from us and the selling stockholders the number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
SG Cowen Securities Corporation
William Blair & Company, L.L.C.
Jefferies & Company, Inc.

Total	6,000,000

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Over-Allotment Option

      The selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 900,000 additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and the selling stockholders will be obligated to sell the additional shares of common stock to the underwriters.

Commissions and Expenses

      The following table summarizes the underwriting discount that we and the selling stockholders will pay. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 900,000 shares from the selling stockholders. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from us and the selling stockholders.

	Amount VistaCare		Amount Selling Stockholders
	Will Pay		Will Pay

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$
Total	$	$	$	$

      The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $          per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $          per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $1.8 million. We will pay all costs and expenses of this offering, other than the underwriting discount relating to shares sold by the selling stockholders.

Offering Price Determination

      Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We and the selling stockholders have further agreed to indemnify Lehman Brothers Inc. against any liabilities related to the directed share program described below, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

      If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Offers and Sales in Canada

      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer registered in accordance with local and provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Directed Share Program

      At our request, the underwriters have reserved up to 300,000 shares, or 5% of the common stock offered by this prospectus, for sale under a directed share program to specified business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

Electronic Distribution

      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Discretionary Sales

      The underwriters have informed us and the selling stockholders that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Choate, Hall & Stewart, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated balance sheets as of September 30, 2002 and December 31, 2001 and 2000, and our related consolidated statements of operations, changes in preferred stock and stockholders’ deficit, and cash flows for the nine months ended September 30, 2002 and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the registration of the common stock we are offering. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement because we have omitted certain parts of the registration statement as permitted by Securities and Exchange Commission rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

      When we complete this offering, we will be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can obtain our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders

VistaCare, Inc.

      We have audited the accompanying consolidated balance sheets of VistaCare, Inc. as of September 30, 2002 and December 31, 2001 and 2000, and the related consolidated statements of operations, changes in preferred stock and stockholders’ deficit, and cash flows for the nine months ended September 30, 2002 and for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the management of VistaCare, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VistaCare, Inc. at September 30, 2002 and December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the nine months ended September 30, 2002 and for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Phoenix, Arizona

November 15, 2002, except as to Note 14,
     as to which the date is                     , 2002

      The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 14 to the consolidated financial statements.

/s/ ERNST & YOUNG LLP

Phoenix, Arizona

November 20, 2002

VISTACARE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share information)

	December 31,
			September 30,
	2000	2001	2002

ASSETS
Current assets:
Cash and cash equivalents	$2,547	$1,383	$1,556
Patient accounts receivable	20,370	16,558	20,611
Prepaid expenses and other current assets	492	134	635

Total current assets	23,409	18,075	22,802
Equipment, net	1,862	1,795	2,416
Goodwill, net of amortization of $1,743, $2,408 and $2,408 at December 31, 2000 and 2001 and September 30, 2002, respectively	18,467	17,802	20,514
Other assets	2,281	3,325	4,316
Deferred offering costs	—	—	775

Total assets	$46,019	$40,997	$50,823

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,298	$2,510	$2,633
Accrued expenses	9,643	14,945	18,514
Current portion of long-term debt	2,920	1,806	1,250
Current portion of capital lease obligations	—	75	80

Total current liabilities	16,861	19,336	22,477
Long-term debt	9,035	8,325	10,443
Capital lease obligations, less current portion	—	175	117
Redeemable Non-convertible Preferred Stock:
Series A-2 redeemable non-convertible, $0.01 par value; authorized 29,500 shares; 29,500 shares issued and outstanding at December 31, 2000 and 2001 and September 30, 2002, respectively	292	292	292
Redeemable and Convertible Preferred Stock:
Series A-1 convertible, $0.01 par value; authorized 404,500 shares; 375,000 shares issued and outstanding at December 31, 2000 and 2001 and September 30, 2002, respectively	3,713	3,713	3,713
Series B convertible, $0.01 par value; authorized 485,000 shares; 485,000 shares issued and outstanding at December 31, 2000 and 2001 and September 30, 2002, respectively (mandatory redemption value at the mandatory redemption date will be approximately $40,360)	32,093	35,383	38,082
Series C convertible, $0.01 par value; authorized 402,500 shares; 402,500 shares issued and outstanding at December 31, 2000 and 2001 and September 30, 2002, respectively (mandatory redemption value at the mandatory redemption date will be approximately $2,622)	2,054	2,264	2,438
Series D convertible, $0.01 par value; authorized 65,000 shares; 65,000, 60,000 and 60,000 shares issued and outstanding at December 31, 2000 and 2001 and September 30, 2002, respectively (mandatory redemption value at the mandatory redemption date will be approximately $4,221)	3,558	3,597	3,875
Stockholders’ deficit:
Class A Common Stock, $0.01 par value; authorized 14,000,000 shares; 3,781,842, 3,781,842 and 3,836,763 shares issued and outstanding at December 31, 2000 and 2001 and September 30, 2002, respectively	37	37	38
Class B Common Stock, $0.01 par value; authorized 400,000 shares; no shares issued and outstanding at December 31, 2000 and 2001, 200,000 shares issued and outstanding on September 30, 2002	—	—	2
Class C Common Stock, $0.01 par value, authorized 1,320,000 shares; 1,316,743 shares issued and outstanding at December 31, 2000 and 2001 and September 30, 2002, respectively	13	13	13
Additional paid-in capital	833	1,279	2,911
Deferred compensation	—	(396)	(1,556)
Accumulated deficit	(22,470)	(33,021)	(32,022)

Total stockholders’ deficit	(21,587)	(32,088)	(30,614)

Total liabilities and stockholders’ deficit	$46,019	$40,997	$50,823

See accompanying notes.

VISTACARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share information)

				Nine Months Ended
	Year Ended December 31,			September 30,

	1999	2000	2001	2001	2002

				(unaudited)
Net patient revenue	$78,768	$81,595	$91,362	$66,332	$93,753
Operating expenses:
Patient care	50,693	55,256	63,950	47,738	56,851
General and administrative (exclusive of stock-based compensation charges reported below)	25,500	23,541	30,666	21,046	30,449
Depreciation and amortization	1,677	1,797	1,990	1,542	953
Stock-based compensation	—	—	50	—	309

Total operating expenses	77,870	80,594	96,656	70,326	88,562

Operating (loss) income	898	1,001	(5,294)	(3,994)	5,191
Non-operating income (expense):
Interest income	69	202	52	45	—
Interest expense	(1,542)	(1,497)	(1,157)	(922)	(804)
Other expense	(202)	(8)	(163)	(56)	(87)

Net (loss) income before income taxes	(777)	(302)	(6,562)	(4,927)	4,300
Income tax expense	68	81	150	109	150

Net (loss) income	(845)	(383)	(6,712)	(5,036)	4,150
Accrued preferred stock dividends	(2,879)	(3,482)	(3,839)	(2,856)	(3,151)

Net (loss) income to common stockholders	$(3,724)	$(3,865)	$(10,551)	$(7,892)	$999

Net (loss) income per common share:
Basic net (loss) income per common share	$(0.98)	$(0.76)	$(2.07)	$(1.55)	$0.19

Diluted net (loss) income per common share	$(0.98)	$(0.76)	$(2.07)	$(1.55)	$0.09

Weighted average shares outstanding:
Basic	3,798	5,098	5,098	5,098	5,132

Diluted	3,798	5,098	5,098	5,098	11,626

See accompanying notes.

VISTACARE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Redeemable
	Non-convertible
	Preferred Stock		Convertible and Redeemable Preferred Stock

	Series A-2		Series A-1		Series B		Series C		Series D

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, January 1, 1999	29	$292	375	$3,713	485	$26,404	402	$1,690	—	$—
Issuance of Common Stock, Class C	—	—	—	—	—	—	—	—	—	—
Issuance of Preferred Stock, Series D	—	—	—	—	—	—	—	—	65	3,250
Accrued preferred stock dividends	—	—	—	—	—	2,706	—	173	—	—
Issuance of warrants	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 1999	29	292	375	3,713	485	29,110	402	1,863	65	3,250
Accrued preferred stock dividends	—	—	—	—	—	2,983	—	191	—	308
Redemption of warrants	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 2000	29	292	375	3,713	485	32,093	402	2,054	65	3,558
Accrued preferred stock dividends	—	—	—	—	—	3,290	—	210	—	339
Repurchase of stock	—	—	—	—	—	—	—	—	(5)	(300)
Deferred compensation related to stock options	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 2001	29	292	375	3,713	485	35,383	402	2,264	60	3,597
Exercise of stock options	—	—	—	—	—	—	—	—	—	—
Exercise of warrants	—	—	—	—	—	—	—	—	—	—
Deferred compensation related to stock options	—	—	—	—	—	—	—	—	—	—
Deferred compensation related to cancelled stock options	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—
Accrued preferred stock dividends	—	—	—	—	—	2,699	—	174	—	278

Balance, September 30, 2002	29	$292	375	$3,713	485	$38,082	402	$2,438	60	$3,875

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders’ Deficit

	Common Stock		Additional
			Paid-In	Deferred	Accumulated
	Shares	Amount	Capital	Compensation	Deficit	Total

Balance, January 1, 1999	3,782	$37	$57	$—	$(14,881)	$(14,787)
Issuance of Common Stock, Class C	1,317	13	20	—	—	33
Issuance of Preferred Stock, Series D	—	—	—	—	—	—
Accrued preferred stock dividends	—	—	—	—	(2,879)	(2,879)
Issuance of warrants	—	—	1,263		—	1,263
Net loss	—	—	—	—	(845)	(845)

Balance, December 31, 1999	5,099	50	1,340	—	(18,605)	(17,215)
Accrued preferred stock dividends	—	—	—	—	(3,482)	(3,482)
Redemption of warrants	—	—	(507)	—	—	(507)
Net loss	—	—	—	—	(383)	(383)

Balance, December 31, 2000	5,099	50	833	—	(22,470)	(21,587)
Accrued preferred stock dividends	—	—	—	—	(3,839)	(3,839)
Repurchase of stock	—	—	—	—	—	—
Deferred compensation related to stock options	—	—	446	(446)	—	—
Amortization of deferred compensation	—	—	—	50	—	50
Net loss	—	—	—		(6,712)	(6,712)

Balance, December 31, 2001	5,099	50	1,279	(396)	(33,021)	(32,088)
Exercise of stock options	54	1	160	—	—	161
Exercise of warrants	200	2	3	—	—	5
Deferred compensation related to stock options	—	—	1,625	(1,625)	—	—
Deferred compensation related to cancelled stock options	—	—	(156)	156	—	—
Amortization of deferred compensation	—	—	—	309	—	309
Net income	—	—	—	—	4,150	4,150
Accrued preferred stock dividends	—	—	—	—	(3,151)	(3,151)

Balance, September 30, 2002	5,353	$53	$2,911	$(1,556)	$(32,022)	$30,614

See accompanying notes.

VISTACARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

				Nine Months
	Year Ended December 31,			Ended September 30,

	1999	2000	2001	2001	2002

				(unaudited)
Operating activities
Net (loss) income	$(845)	$(383)	$(6,712)	$(5,036)	$4,150
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,677	1,797	1,990	1,542	953
Warrant amortization	139	151	151	114	303
Site closure settlement	—	(526)	—	—	—
Loss on disposal of assets	—	60	—	10	—
Amortization of deferred compensation related to stock options	—	—	50	—	309
Changes in operating assets and liabilities:
Patient accounts receivable	(4,790)	1,394	2,764	2,385	(4,053)
Prepaid expenses and other	99	(215)	359	60	(501)
Accounts payable and accrued expenses	1,840	(198)	4,562	(1,347)	2,917

Net cash (used in) provided by operating activities	(1,880)	2,080	3,164	(2,272)	4,078
Investing activities
Site acquisition	—	—	—	—	(2,462)
Purchases of equipment	(1,184)	(447)	(331)	(533)	(1,095)
Increase in other assets	(88)	(1,819)	(1,720)	(1,401)	(1,470)

Net cash used in investing activities	(1,272)	(2,266)	(2,051)	(1,934)	(5,027)
Financing activities
Net (payments) proceeds on long-term debt	—	(2,190)	(1,977)	2,189	956
Proceeds from issuance of common stock	33	—	—	—	166
Proceeds from issuance of preferred stock	3,250	—	—	—	—
Repurchase of preferred stock	—	—	(300)	—	—

Net cash provided by (used in) financing activities	3,283	(2,190)	(2,277)	2,189	1,122

Net increase (decrease) in cash and cash equivalents	131	(2,376)	(1,164)	(2,017)	173
Cash and cash equivalents, beginning of period	4,792	4,923	2,547	2,547	1,383

Cash and cash equivalents, end of period	$4,923	$2,547	$1,383	$530	$1,556

Supplemental cash flow data
Interest paid	$1,500	$1,442	$1,188	$980	$697

Non-cash activity
Issuance of warrants	$1,263	$—	$—	$—	$—
Redemption of warrants	$—	$(507)	$—	$—	$—
Capital lease obligations	$—	$—	$251	$—	$—
Accrued preferred stock dividends	$2,879	$3,482	$3,839	$2,856	$3,151
Acquisition note payable	$—	$—	$—	$—	$250
Deferred offering costs	$—	$—	$—	$—	$775

See accompanying notes.

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the nine months ended September 30, 2001 is unaudited)

Description of Business

      VistaCare, Inc. (VistaCare), is a Delaware corporation providing medical care designed to address the physical, emotional, and spiritual needs of patients with a terminal illness and to provide support services for their family members. Hospice services are provided predominately in the patient’s home; however, certain patients require inpatient services. These inpatient services are provided by VistaCare at its stand-alone inpatient facility in Cincinnati, Ohio, at its hospital-based inpatient facility in Albuquerque, New Mexico or through leased beds at unrelated hospitals and skilled nursing facilities on a per diem basis. VistaCare provides services in Alabama, Arizona, Colorado, Georgia, Indiana, Massachusetts, New Mexico, Nevada, Ohio, Oklahoma, Pennsylvania, South Carolina, Texas and Utah.

      Interim financial data: The financial statements for the nine months ended September 30, 2001 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information for the nine months ended September 30, 2001 in accordance with generally accepted accounting principles.

      The results of operations for the nine months ended September 30, 2002 are not necessary indicative of the results for the full fiscal year.

1. Significant Accounting Policies

     Basis of Presentation

      The accompanying consolidated financial statements include the accounts of VistaCare and its wholly-owned subsidiaries, Vista Hospice Care, Inc. (including its wholly owned-subsidiary, VistaCare USA, Inc.) and FHI Health Services, Inc. Intercompany transactions and balances have been eliminated in consolidation.

     Cash and Cash Equivalents

      Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

     Patient Accounts Receivable

      VistaCare receives payment for services provided to patients from third-party payors including federal and state governments under the Medicare and Medicaid programs and private insurance companies. Approximately 82%, 89% and 89% of VistaCare’s accounts receivable were from Medicare and Medicaid as of December 31, 2000 and 2001, and September 30, 2002, respectively.

     Equipment

      Equipment is recorded at cost. Equipment acquired with the acquisitions of FHI Health Services, Inc., Vencor Hospice, Inc. (VistaCare USA, Inc.) and Palliative Care Concepts, Inc. was recorded at estimated fair value on the date of acquisition. Depreciation is calculated on the straight-line method over the estimated useful lives of depreciable assets, approximately five years.

     Deferred Offering Costs

      The direct and incremental costs associated with VistaCare’s planned initial public offering (IPO) will be deferred until the closing of the IPO or the IPO is aborted. Upon the closing of the IPO, the offering costs will be deducted from the proceeds of the IPO. If the IPO is aborted, the offering costs will be charged to expense.

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

     Capitalized Software Development Costs

      VistaCare capitalizes certain internal salaries related to the development of computer software used in its operations. Such capitalized software development costs are being amortized over three years. Capitalized software development costs, net of amortization, included in other assets, amounted to $888,000, $2,197,000 and $3,492,000 as of December 31, 2000 and 2001, and September 30, 2002, respectively. Costs incurred during the preliminary project stage and post implementation/operations stage are expensed as incurred.

     Goodwill

      During 1998, VistaCare completed the acquisitions of FHI Health Services, Inc. and Vencor Hospice, Inc. (VistaCare USA, Inc.). During 2002, VistaCare completed the acquisition of Palliative Care Concepts, Inc. The difference between the purchase prices and fair value of assets acquired and liabilities assumed was recorded as goodwill. Prior to January 1, 2002, VistaCare amortized goodwill over a period of 30 years.

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, which became effective for VistaCare in the first quarter of 2002. Under these new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests that must be conducted at least annually, or more often if events or circumstances arise that indicate that the carrying value of the goodwill associated with VistaCare’s acquired businesses exceeds its fair market value. VistaCare determined that no impairment of goodwill existed as of September 30, 2002.

      The following is provided to present VistaCare’s net (loss) income as if the provisions of SFAS 142 had been adopted for each of the following periods (in thousands):

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	1999	2000	2001	2001	2002

Net (loss) income as reported	$(3,724)	$(3,865)	$(10,551)	$(7,892)	$999
Goodwill amortization expense included in net (loss) income	659	676	665	499	—

Adjusted net (loss) income	$(3,065)	$(3,189)	$(9,886)	$(7,393)	$999

Basic earnings per share:
Reported net (loss) income	$(0.98)	$(0.76)	$(2.07)	$(1.55)	$0.19
Goodwill amortization	0.17	0.13	0.13	0.10	—

Adjusted net (loss) income	$(0.81)	$(0.63)	$(1.94)	$(1.45)	$0.19

Diluted earnings per share:
Reported net (loss) income	$(0.98)	$(0.76)	$(2.07)	$(1.55)	$0.09
Goodwill amortization	0.17	0.13	0.13	0.10	—

Adjusted net (loss) income	$(0.81)	$(0.63)	$(1.94)	$(1.45)	$0.09

     Acquisition

      In August 2002, VistaCare completed the acquisition of Palliative Care Concepts, Inc., a hospice program in Albuquerque, New Mexico. VistaCare paid $2,500,000 in cash and issued a $250,000 unsecured promissory note to the seller in connection with the acquisition. The purchase price was allocated primarily to goodwill.

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

     Net Patient Revenue

      Net patient revenue is the amount VistaCare believes it is entitled to collect for its services, adjusted as described below. The amount VistaCare believes it is entitled to collect for its services varies depending on the level of care provided, the payor and the geographic area where services are rendered. Net patient revenue includes adjustments for estimated payment denials (which VistaCare experiences from time to time for reasons such as its failure to submit complete claim documentation, its failure to provide timely written physician certifications as to patient eligibility, or the payor deems the patient ineligible for hospice coverage), contractual adjustments, amounts VistaCare estimates it could be required to repay to Medicare, such as payments that VistaCare would be required to make in the event that any of its programs exceed the annual per-beneficiary cap, and subsequent changes to initial level of care determinations. VistaCare adjusts its estimates from time to time based on its billing and collection experience. VistaCare believes that it can reasonably estimate such adjustments to net patient revenue because it has significant historical experience and because it has a centralized billing and collection department that continually monitors the factors that could potentially result in a change in estimate. There were no material changes in estimates to net patient revenue for the years ended December 31, 1999, 2000 or 2001 or for the nine months ended September 30, 2002. VistaCare records net patient revenue when the related services are performed.

      Approximately 93%, 92%, 99%, 97% and 97% of VistaCare’s net patient revenue was derived from the Medicare and Medicaid programs for the years ended December 31, 1999, 2000 and 2001 and for the nine months ended September 30, 2001 and 2002, respectively. VistaCare operates under arrangements with Medicare, Medicaid and other third-party payors pursuant to which these payors reimburse VistaCare for services it provides to hospice-eligible patients these payors cover, subject only to VistaCare’s submission of adequate and timely claim documentation. VistaCare has a patient intake process that screens patients for hospice eligibility and identifies whether their care will be covered by Medicare, Medicaid, private insurance, managed care or self-pay. Only after a patient’s hospice eligibility is determined, a payment source is identified and services have been provided does VistaCare recognize net patient revenue for services provided to that patient. Whether Medicare or Medicaid continue to provide reimbursement for hospice care is dependent upon governmental policies.

Provision for Doubtful Accounts

      VistaCare records a provision for doubtful accounts as a general and administrative expense. The provision for doubtful accounts primarily represents VistaCare’s estimate of uncollectible amounts from self-pay patients and from those patients who are responsible for, but do not pay, private insurance co-payments.

Medicare and Medicaid Regulation

      VistaCare is subject to certain limitations on Medicare payments for inpatient services. Specifically, if the number of inpatient care days of care any hospice program provides to Medicare beneficiaries exceeds 20% of the total days of hospice care such program provides to all patients for an annual period beginning September 28, the days in excess of the 20% figure may be reimbursed only at the routine home care rate. None of VistaCare’s hospice programs exceeded the payment limits on inpatient services in 1999, 2000, 2001 or the nine months ended September 30, 2002.

      VistaCare is also subject to a Medicare annual per-beneficiary cap. Compliance with the Medicare per-beneficiary cap is measured by comparing the Medicare payments received for each hospice program to the per-beneficiary cap amount for each Medicare beneficiary electing hospice care for the first time during the respective year. VistaCare accrues adjustments for exceeding the Medicare per-beneficiary cap as a reduction to net patient revenue. VistaCare exceeded the Medicare per-beneficiary cap by approximately $1,048,000, $1,061,000 for the years ended December 31, 2000 and 2001, respectively, and $180,000 and $259,000 in the

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

nine months ended September 30, 2001 and 2002, respectively, which amounts are reported as a reduction to net patient revenue in those periods. Unpaid amounts of restitution are reflected in accrued expenses. VistaCare monitors each of its programs to determine whether they are likely to exceed the per-beneficiary cap and adjusts the accrual as necessary based on its estimate of the extent to which it could be required to repay Medicare. VistaCare did not exceed the Medicare per-beneficiary cap in 1999.

      Laws and regulations governing the Medicare and Medicaid program are complex and subject to interpretation. VistaCare believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing which would have a material impact on VistaCare’s consolidated financial condition or results of operations. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

      Charity Care

      VistaCare provides care at no cost to patients who meet certain criteria established by VistaCare. Charity care totaled approximately $2,672,000, $1,677,000, $2,367,000, for the years ended December 31, 1999, 2000, 2001, respectively and $1,748,000 and $941,000 for the nine months ended September 30, 2001 and 2002, respectively. Because VistaCare does not pursue collection of amounts determined to qualify as charity care, these amounts are not recorded in net patient revenue. Costs VistaCare incurs in providing charity care are recorded as patient care expenses.

     Patient Care Expenses

      Patient care expenses consist primarily of salaries, benefits, payroll taxes and travel costs associated with hospice care providers. Patient care expenses also include the cost of pharmaceuticals, durable medical equipment, medical supplies, inpatient arrangements, net nursing home costs, and purchased services such as ambulance, infusion and radiology.

     Nursing Home Costs

      For patients receiving nursing home care under state Medicaid programs who elect hospice care under Medicare or Medicaid, VistaCare contracts with nursing homes for the nursing homes’ provision to patients of room and board services. In most states, the applicable Medicaid program must pay VistaCare, in addition to the applicable Medicare or Medicaid hospice daily or hourly rate, an amount equal to at least 95% of the Medicaid daily nursing home rate for room and board furnished to the patient by the nursing home. In some states, the Medicaid program pays the nursing home directly for these costs or has created a Medicare managed care program that either reduces or eliminates this room and board payment. Under VistaCare’s standard nursing home contracts, VistaCare pays the nursing home for these room and board services at predetermined contract rates. Nursing home costs are offset by nursing home revenue and the net amount is included in patient care expenses.

      Nursing home costs totaled approximately $15,200,000, $14,500,000, $17,400,000, $13,000,000 and $16,900,000 for the years ended December 31, 1999, 2000, 2001 and for the nine months ended September 30, 2001 and 2002, respectively. Nursing home revenue totaled approximately $14,500,000, $13,900,000, $16,400,000, $11,600,000 and $16,300,000 for the years ended December 31, 1999, 2000, 2001 and for the nine months ended September 30, 2001 and 2002, respectively.

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

     Advertising Costs

      VistaCare expenses all advertising costs as incurred, which expenses totaled approximately $469,000, $1,100,000, $1,030,000, $680,000 and $735,000 for the years ended December 31, 1999, 2000 and 2001 and for the nine months ended September 30, 2001 and 2002, respectively.

     Income Taxes

      VistaCare accounts for income taxes under the liability method as required by Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on temporary differences between financial statement and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for years in which the related taxes are expected to be paid or recovered. Valuation allowances are established against the deferred tax assets due to the uncertainty of VistaCare’s ability to use net operating tax loss carryforwards in the future.

     Medical Malpractice

      VistaCare is covered by claims made general and professional liability insurance coverage with limits of $1,000,000 per claim and $3,000,000 in the aggregate. VistaCare has not experienced any uninsured medical malpractice losses.

     Health Benefit Costs

      In 2001 and 2002 VistaCare provided health and dental benefit coverage to its employees through a self funded program. Benefit costs are determined based on the historical benefit cost per employee. VistaCare has recorded a liability for its estimated exposure relating to reported and incurred but not reported claims.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

      VistaCare’s cash and cash equivalents, patient accounts receivable, and long-term debt represent financial instruments as defined by Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. The carrying value of these financial instruments is a reasonable approximation of fair value.

  Stock-Based Compensation

      VistaCare has elected to follow Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. Under APB No. 25, if the exercise price of VistaCare’s stock options equals or exceeds the estimated fair value of the underlying stock on the dates of grant, no compensation expense is recognized. However, if the exercise prices of VistaCare’s stock options are less than the estimated fair value at the date of grant, then compensation expense will be recognized for the difference over the related vesting periods. SFAS 123 requires companies that continue to follow APB 25 to provide a pro forma disclosure of the impact of applying the fair-value method of SFAS 123 (see Note 8).

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

  Earnings Per Share

      Basic net (loss) income per common share is computed by dividing net (loss) income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net (loss) income by the weighted average number of shares outstanding during the period plus the effect of dilutive securities, giving effect to the conversion of the convertible preferred stock (using the if-converted method), and outstanding warrants and employee stock options (using the treasury stock method).

  Recent Accounting Pronouncements

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. VistaCare has adopted SFAS No. 144 effective January 1, 2002. The adoption of the statement did not have any significant impact on VistaCare’s financial position or results of operations.

  Reclassifications

      Certain reclassifications have been made to the 2000 and 1999 financial statements in order to conform with the 2001 and 2002 presentation.

2.     Equipment

      A summary of equipment follows (in thousands):

	December 31,
			September 30,
	2000	2001	2002

Equipment	$2,893	$3,407	$4,286
Furniture and fixtures	1,145	1,218	1,275
Leasehold improvements	176	185	336

	4,214	4,810	5,897
Accumulated depreciation	(2,352)	(3,015)	(3,481)

	$1,862	$1,795	$2,416

3.     Accrued Expenses

      A summary of accrued expenses follows (in thousands):

	December 31,
			September 30,
	2000	2001	2002

Treatment costs	$4,883	$6,359	$8,637
Self-insured health costs	—	1,251	1,503
Salaries and payroll taxes	2,238	3,210	6,230
Medicare cap accrual	1,048	1,528	675
Other	1,474	2,597	1,469

	$9,643	$14,945	$18,514

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

4.     Income Taxes

      The components of income tax expense follows (in thousands):

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	1999	2000	2001	2001	2002

Current taxes:
Federal	$—	$—	$—	$—	$—
State	68	81	150	109	150

Income tax expense	$68	$81	$150	$109	$150

      The provision for income taxes for the nine months ended September 30, 2001 and 2002 reflect VistaCare’s estimate of the effective tax rate expected to be applicable for the year. This estimate is reevaluated by VistaCare each quarter based on forecasts of income before taxes for the year. VistaCare estimates the effective tax rate for the year ended December 31, 2002 to be between 3% and 4%.

      The reconciliation of income tax expense computed at the federal statutory tax rate to income tax expense recorded is as follows (in thousands):

	Year Ended December 31,						Nine Months
							Ended
							September 30,
	1999		2000		2001		2002

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

Tax benefit at statutory rate	$(264)	34%	$(103)	34%	$(2,214)	34%	$1,607	34%
State taxes, net of federal benefit	(47)	6	(18)	6	(391)	6	283	6
Effect of permanent items	(534)	69	270	(89)	220	(3)	35	1
Change in valuation allowance	916	(118)	(119)	39	1,821	(28)	(1,214)	(26)
Other	(3)	—	51	(17)	714	(11)	(561)	(12)

	$68	(9)%	$81	(27)%	$150	(2)%	150	3%

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

      Deferred income taxes reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at enacted rates. Temporary differences are primarily attributable to net operating tax loss carryforwards, recognition of certain accruals and the allowance for doubtful accounts. A summary of deferred tax assets and liabilities follows (in thousands):

	December 31,
				September 30,
	1999	2000	2001	2002

Deferred tax assets:
Net operating losses	$2,032	$3,111	$4,731	$3,589
Allowance for doubtful accounts	1,472	1,351	1,796	2,173
Accrued expenses	950	173	341	352
Bonuses	774	544	549	396
Insurance reserve	—	—	—	448
Charitable contributions	112	112	112	115
Alternative minimum tax credits	50	44	44	44

	5,390	5,335	7,573	7,117
Valuation allowance	(5,129)	(4,654)	(6,475)	(5,261)

	261	681	1,098	1,856
Deferred tax liabilities:
Depreciation and amortization	261	325	168	348
Software development costs	—	356	930	1,508

	261	681	1,098	1,856
Net deferred assets	$—	$—	$—	$—

      A valuation allowance has been established against the deferred tax assets due to the uncertainty of VistaCare’s ability to use net operating losses to offset future taxable income. The net operating loss carryforwards of approximately $7,000,000 at September 30, 2002, $11,000,000 at December 31, 2001 and $7,000,000 at December 31, 2000, begin to expire in the year 2011 for federal income tax purposes and 2002 for state income tax purposes. Future utilization of the available net operating loss carryforwards may be limited under Internal Revenue Code Section 382 based upon changes in ownership that have occurred or may occur in the future. The recognition of deferred tax assets in the future may result in approximately $1,500,000 being netted against goodwill as certain of VistaCare’s net operating loss carryforwards were related to the 1998 acquisitions.

5.     Long-Term Debt

      In April 2001, VistaCare entered into a $30,000,000 revolving line of credit and a $3,000,000 term loan (credit facility). The credit facility is collateralized by substantially all of VistaCare’s assets including cash, accounts receivable and equipment. Loans under the revolving line of credit bear interest at an annual rate equal to, at VistaCare’s option, either the “prime rate” in effect from time to time, as reported in the “Money Rates” section of the Wall Street Journal, plus 1.5%, or the one-month London Interbank Borrowing Rate in effect from time to time, plus 3.0%. Interest on the term loan accrues at the one-month London Interbank Offering Rate in effect from time to time, plus 3.5% per annum. Interest rates increase by 3.5% if there is an event of default. Accrued interest is due and payable weekly on revolving credit loans bearing interest at the prime rate. Accrued interest on loans bearing interest at the London Interbank Offering Rate, including the term loan, is due and payable on the last business day of the month. As of September 30, 2002, the effective rate of interest on the revolving line of credit was 4.8% per annum and the effective rate of

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

interest on the term loan was 5.3% per annum. As of December 31, 2000, 2001 and September 30, 2002, $12,409,000, $10,434,000 and $11,443,000, respectively, was outstanding under the credit facility. Under the revolving line of credit, VistaCare may borrow, repay and reborrow on a weekly basis an amount equal to the lesser of: (i) $30,000,000 or (ii) 85% of the estimated net value of eligible accounts receivable. VistaCare is required to make monthly principal payments of $83,333 on the term loan. The maturity date for both the term loan and the revolving line of credit is April 30, 2005.

      In connection with the Palliative Care Concepts, Inc. acquisition, VistaCare issued a $250,000 unsecured promissory note. The promissory note bears interest at a rate of 4.0% per annum and is payable in full in August 2003.

      Scheduled maturities of long-term debt, as of September 30, 2002, follow (in thousands):

2003	$1,250
2004	1,000
2005	9,443

$11,693

      As of September 30, 2002, an additional $5,700,000 was available for borrowing under the revolving line of credit.

      The credit facility contains certain customary covenants including those that restrict the ability of VistaCare to incur additional indebtedness, pay dividends under certain circumstances, permit liens on property or assets, make capital expenditures, make certain investments, and prepay or redeem debt or amend certain agreements relating to outstanding indebtedness. VistaCare was not in compliance with certain financial covenants as of December 31, 2001. In July 2002, VistaCare and the lender entered into an agreement pursuant to which the lender agreed to waive VistaCare’s past failure to comply with such covenants and to amend certain of the financial covenants for future periods. As of September 30, 2002, VistaCare was in compliance with the terms of such amended covenants.

      During 1999, VistaCare issued warrants to purchase 336,000 shares of its Class B Common Stock (subsequently reduced to 200,000 shares) to an institutional lender in connection with a credit facility that was repaid in full in April 2001 with proceeds of VistaCare’s credit facility. On the date of issuance, the value of the warrants was estimated at $1,263,000, based on the estimated fair value of VistaCare’s Class B Common Stock. The value of the warrants was recorded as a reduction to long-term debt, and is being amortized using the straight-line method. As of December 31, 2000 and 2001, the unamortized value of the warrant was $454,000 and $303,000, respectively. In September 2002, the warrants were exercised in full.

6.     Redeemable and Convertible Preferred Stock

      Pursuant to VistaCare’s amended and restated certificate of incorporation, VistaCare is authorized to issue 2,000,000 shares of Preferred Stock, $0.01 par value per share, of which 404,500 shares are designated as Series A-1 Preferred Stock, 29,500 shares are designated as Series A-2 Preferred Stock, 485,000 shares are designated as Series B Preferred Stock, 402,500 shares are designated as Series C Preferred Stock, and 65,000 shares are designated as Series D Preferred Stock.

      The Series A-1 Preferred Stock is voting stock convertible into shares of VistaCare’s Class A Common Stock upon the closing of a qualified initial public offering. The Series A-1 Preferred Stock will be converted into a number of shares of Class A Common Stock equal to the original purchase price, plus any dividends declared or accrued and unpaid, divided by the initial public offering share price. The Series A-1 Preferred Stock is also subject to mandatory redemption at the original purchase price, plus any dividends declared or

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

accrued but unpaid, on August 29, 2003. Dividends accrue on the Series A-1 Preferred Stock at the rate of 15%, compounded semi-annually, commencing August 29, 2003. As of September 30, 2002, the Board had not declared or paid any dividends.

      The Series A-2 Preferred Stock is non-voting stock subject to mandatory redemption at the original purchase price, plus any dividends declared or accrued and unpaid, on August 29, 2003 or upon the closing of a qualified initial public offering. Dividends accrue on the Series A-2 Preferred Stock at the rate of 15%, compounded semi-annually, commencing August 29, 2003. As of September 30, 2002, the Board had not declared or paid any dividends.

      The Series B Preferred Stock is voting stock convertible into a number of shares of VistaCare’s Class A Common Stock equal to the original purchase price divided by the conversion price of $5.53 per share. The Series B Preferred Stock is subject to mandatory conversion upon the closing of a qualified initial public offering, provided no Series A Preferred Stock remains outstanding. The Series B Preferred Stock is also subject to mandatory redemption at the original purchase price, plus any dividends declared or accrued and unpaid, on August 29, 2003. The mandatory redemption value will approximate $40,360,000 on August 29, 2003 if VistaCare has not paid any dividends prior to that date. Dividends accrue on the outstanding shares of the Series B Preferred Stock at the rate of 10% per annum, compounded semi-annually, until the mandatory redemption date. After the mandatory redemption date, dividends accrue at the rate of 15% per annum, compounded semi-annually. Dividends are payable if and when declared by the Board of Directors or upon redemption or liquidation. As of September 30, 2002, the Board had not declared or paid any dividends. The value of the Series B Preferred Stock is recorded at the amount initially received on the date of issuance, adjusted for accrued and unpaid dividends in order to approximate the mandatory redemption amount at the mandatory redemption date.

      The Series C Preferred Stock is voting stock convertible into a number of shares of VistaCare’s Class A Common Stock equal to the original purchase price divided by the conversion price, adjusted for antidilution, of $8.10 per share. The Series C Preferred Stock is subject to mandatory conversion upon the closing of a qualified initial public offering, provided no Series A Preferred Stock remains outstanding. The Series C Preferred Stock is also subject to mandatory redemption at the original purchase price, plus any dividends declared or accrued and unpaid, on August 29, 2003. The mandatory redemption value will approximate $2,622,000 on August 29, 2003 if VistaCare has not paid any dividends prior that date. Dividends accrue on the outstanding shares of the Series C Preferred Stock at the rate of 10% per annum, compounded semi-annually, until the mandatory redemption date. After the mandatory redemption date, dividends accrue at the rate of 15% per annum, compounded semi-annually. Dividends are payable if and when declared by the Board of Directors or upon redemption or liquidation. As of September 30, 2002, the Board had not declared or paid any dividends. The value of the Series C Preferred Stock is recorded at the amount initially received on the date of issuance, adjusted for accrued and unpaid dividends in order to approximate the mandatory redemption amount at the mandatory redemption date.

      The Series D Preferred Stock is voting stock convertible into a number of shares of VistaCare’s Class A Common Stock equal to the original purchase price divided by the conversion price of $4.25. The Series D Preferred Stock is subject to mandatory conversion upon the closing of a qualified initial public offering, provided no Series A Preferred Stock remains outstanding. The Series D Preferred Stock is also subject to mandatory redemption at the original purchase price, plus any dividends declared or accrued but unpaid, on August 29, 2003. The mandatory redemption value will approximate $4,221,000 on August 29, 2003 if VistaCare has not paid any dividends prior to that date. Dividends accrue on the outstanding shares of the Series D Preferred Stock at the rate of 10% per annum, compounded semi-annually, until the mandatory redemption date. After the mandatory redemption date, dividends accrue at the rate of 15% per annum, compounded semi-annually. Dividends are payable only when declared by the Board of Directors or upon

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

redemption or liquidation. As of September 30, 2002, the Board had not declared or paid any dividends. In December 2001, VistaCare entered into an agreement with a former employee to repurchase 5,000 shares of Series D Preferred Stock for $300,000. The value of the Series D Preferred Stock is recorded at the amount initially received on the date of issuance, adjusted for accrued and unpaid dividends in order to approximate the mandatory redemption amount at the mandatory redemption date.

      As of December 31, 2001 and September 30, 2002 the Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock balances include accrued preferred stock dividends of $12,434,000 and $15,585,000, respectively. Upon the closing of an initial public offering, the accumulated dividends, which are not payable in the event of a conversion into common stock, will be reclassified as additional paid-in-capital.

7. Stockholders’ Equity

     Common Stock

      Pursuant to VistaCare’s amended and restated certificate of incorporation, VistaCare is authorized to issue 14,000,000 shares of voting Class A Common Stock, $0.01 par value per share; 400,000 shares of nonvoting Class B Common Stock, $0.01 par value per share; and 1,320,000 shares of nonvoting Class C Common Stock, $0.01 par value per share.

      The Class B Common Stock can be converted into shares of Class A Common Stock at the holder’s option. Following the closing of the initial public offering contemplated by this prospectus, each share of the Class C Common Stock may be converted into shares of Class A Common Stock at the holder’s option.

     Common Stock Warrants

      In June 1999, VistaCare issued warrants to an institutional lender to purchase 336,000 shares of Class B Common Stock at an exercise price of $0.025 per share. The shares subject to the warrants were reduced to 200,000 in March 2000 under the terms of the agreement. In September 2002, the warrants were exercised in full.

      In December 1999, VistaCare issued warrants to a stockholder to purchase 20,000 shares of Class A Common Stock at an exercise price of $0.025 per share. The warrants may be exercised at any time through July 26, 2009.

8. Stock Options

      In 1998, VistaCare established a qualified and nonqualified stock option plan (the Plan) whereby options to purchase shares of VistaCare’s common stock are granted at a price equal to the estimated fair value of the stock at the date of the grant as determined by the Board of Directors. A total of 3,200,000 shares of common stock are reserved for issuance under the Plan. The options granted under the Plan typically vest over a three, five or seven-year period.

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

      Summary information related to the Plan is as follows:

	Number of	Weighted-
	Shares Under	Average
	Option	Exercise Prices

Options outstanding at January 1, 1999	766,000	$2.65
Granted	204,000	3.75
Canceled	(248,000)	2.20

Options outstanding at December 31, 1999	722,000	3.23
Granted	285,412	3.75
Canceled	(70,000)	2.88

Options outstanding at December 31, 2000	937,412	3.35
Granted	924,400	3.75
Canceled	(355,412)	3.75

Options outstanding at December 31, 2001	1,506,400	3.50
Granted	441,380	7.15
Exercised	(54,920)	2.93
Canceled	(236,800)	3.33

Options outstanding at September 30, 2002	1,656,060	4.50

      For the years ended December 31, 1999, 2000, 2001 and for the nine months ended September 30, 2001 and 2002, the weighted average grant date fair value of the options approximated $3.75, $3.75, $4.22, $9.38 and $10.50, respectively.

      VistaCare recorded deferred compensation in connection with the grant of stock options to employees for the year ended December 31, 2001 and for the nine months ended September 30, 2002. In August 2002, VistaCare granted 12,000 stock options to a consultant, at an exercise price of $12.50 per share, which vests in equal annual installments over 3 years. For options granted in November 2001, February 2002, May 2002, and August 2002, the fair value on the grant dates, as determined by VistaCare’s board of directors, was approximately $3.75, $3.75, $6.25 and $12.50, respectively. In connection with VistaCare’s initial public offering, VistaCare determined that the estimated deemed fair value of its common stock for accounting purposes to be $5.35, $7.75, $10.33 and $13.75 as of November 2001, February 2002, May 2002 and August 2002, respectively. This resulted in deferred compensation expense of $446,000 and $1,625,000 in 2001 and 2002, respectively. The deferred compensation will be amortized ratably over the respective vesting periods of the options. No deferred compensation was recorded for options granted prior to November 2001. Those options were granted at exercise prices equal to the deemed fair value of the common stock on the date of grant, as determined by VistaCare’s board of directors.

      The following table summarizes the stock options outstanding exercisable as of September 30, 2002:

		Weighted Average		Number
		Remaining	Number	Unvested and
	Number	Contractual Life	Vested and	Not
Exercise Price	Outstanding	(Years)	Exercisable	Exercisable

$1.68	122,000	1	118,800	3,200
2.50	2,000	1	1,600	400
3.75	1,198,680	4	309,720	888,960
6.25	228,500	5	—	228,500
12.50	104,880	4	20,000	84,880

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

      Total stock options vested and exercisable as of December 31, 2000 and 2001 was 294,800 and 308,000, respectively.

      Pro forma information regarding net (loss) income is required by SFAS No. 123, Accounting for Stock-Based Compensation, which requires that the information be determined as if VistaCare has accounted for its employee stock options granted during the fiscal periods ended December 31, 1999, 2000 and 2001 and for the nine months ended September 30, 2002 under the fair value method of SFAS 123. The deemed fair value for options granted prior to the initial public offering was estimated at the date of grant using the minimum value option valuation model, which assumes the stock price has no volatility since the common stock was not publicly traded at the time of grant. The following assumptions were used to calculate the deemed fair value of the option awards at the date of grant: no dividend payout expected, expected option life of 5 years and a risk free interest rate averaging 6% for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2002.

      The minimum value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because, among other things, changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For purposes of pro forma disclosures, the deemed fair value of the options is amortized to expense over the vesting periods.

      If compensation for options granted under the Plan had been determined based on the deemed fair value at the grant date consistent with the method provided under SFAS 123, then VistaCare’s net (loss) income would have been as indicated in the pro forma amounts below (in thousands, except per share information):

	Year Ended December 31,			Nine Months Ended
				September 30,
	1999	2000	2001	2002

Net (loss) income to common stockholders:
As reported	$(3,724)	$(3,865)	$(10,551)	$999
Pro forma	(3,777)	(3.956)	(10,801)	938
Basic net (loss) per common share:
As reported	$(0.98)	$(0.76)	$(2.07)	$0.19
Pro forma	(0.99)	(0.78)	(2.12)	0.18
Diluted net (loss) per common share:
As reported	$(0.98)	$(0.76)	$(2.07)	$0.09
Pro forma	(0.99)	(0.78)	(2.12)	0.08

9. Minimum Lease Payments

      VistaCare conducts a major part of its operations from leased facilities which include several extended care centers and office space. The leases, which have varying terms, the latest of which expires in 2006, are classified as operating leases.

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

      Future minimum rental payments under noncancelable leases with terms in excess of one year as of September 30, 2002, follows (in thousands):

2003	$2,627
2004	2,193
2005	1,575
2006	945

$7,340

      Total rental expense was $2,071,000, $2,143,000, $2,466,000, $1,770,000 and $2,122,000 for the years ended December 31, 1999, 2000, 2001, and for the nine months ended September 30, 2001 and 2002, respectively.

10. Related Party Transactions

      In March 1996, VistaCare extended a loan to a former Chief Financial Officer in the original principal amount of $66,000 and bearing interest at 7.5% per annum. The loan was collateralized by a pledge of the shares of common stock issuable upon exercise of a stock option held by the executive. Such stock option, which was exercisable for 48,000 shares of common stock at $1.68 per share, was fully vested when the executive’s employment terminated in June 1999. In September 2002, VistaCare entered into a settlement agreement and mutual release with the executive pursuant to which VistaCare agreed to repurchase the stock option for $105,839, reduced by the outstanding principal and accrued interest on the loan as of June 30, 1999 in the amount of $72,979, and deem such loan fully paid.

      In February 1999 and March 2000, VistaCare paid aggregate consideration of $71,934 to a former Chief Operating Officer for the repurchase of vested options to purchase 34,667 shares of common stock following the executive’s termination of employment.

      In July 1999, VistaCare borrowed $1 million from an existing stockholder pursuant to an unsecured promissory note bearing interest at 8.0% per annum. As consideration for the note, VistaCare issued to the stockholder a warrant to purchase 20,000 shares of common stock at $0.025 per share. The expiration date of the warrant is July 26, 2009. In December 1999, VistaCare paid all accrued interest due under the promissory note and the entire principal balance on the note was applied to the purchase of Class C Common Stock.

      In December 1999, VistaCare issued and sold an aggregate of 1,316,743 of Class C Common Stock at $0.025 per share and an aggregate of 65,000 shares of Series D Preferred Stock at $50 per share to certain existing stockholders and VistaCare’s former Chief Financial Officer. The Class C Common Stock issuance price represented a substantial discount from the estimated fair value of VistaCare’s Class C Common Stock. purchased shares of VistaCare’s Series B Preferred Stock. The Class C Common Stock was issued as a means of adjusting the conversion price of certain shares of Series B Preferred Stock previously sold to those purchasers in exchange for a limited release from those purchasers of claims they had related to the accuracy of certain representations and warranties made in connection with the previous sale of the Series B Preferred Stock. There was no beneficial conversion feature to this transaction as the effective adjusted conversion price of these shares of Series B Preferred Stock exceeded the estimated fair value of the Class A Common Stock at the time of this transaction.

      In November 2000, VistaCare entered into a severance agreement and full release of claims with a former Vice President in connection with the executive’s termination of employment. Under this agreement, VistaCare made severance payments totaling $102,000, and agreed to continue the executive’s health benefits for a period of six months following the date of the executive’s termination of employment. In exchange for

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

the severance payments, the executive waived all claims against VistaCare arising from the executive’s employment, agreed to maintain the confidentiality of information relating to VistaCare’s business and not to compete with VistaCare’s business or solicit VistaCare’s employees for six months following the executive’s termination of employment.

      In October 2001, VistaCare entered into a full and final release of claims with a former Chief Operating Officer in connection with the termination of the executive’s employment. At that time, VistaCare made a severance payment to the executive totaling $250,000. In exchange for the severance payment, the executive waived all claims against VistaCare arising from the executive’s employment, agreed to maintain the confidentiality of information relating to VistaCare’s business, and agreed not to compete with VistaCare’s business prior to December 31, 2001 or to solicit VistaCare’s employees for six months following the executive’s termination of employment.

      In February 2002, VistaCare entered into a settlement agreement, buy-sell agreement and mutual release with a former Chief Financial Officer in connection with the executive’s termination of employment. Pursuant to that agreement, VistaCare made a severance payment of $247,500 to the executive. VistaCare also paid the executive $502,500 to repurchase 5,000 shares of its Series D Preferred Stock and to settle all claims arising prior to the date of the agreement, including claims arising from the executive’s employment.

      In October 2002, VistaCare entered into a severance agreement and mutual release of claims with a former Executive Vice President in connection with the executive’s termination of employment. Pursuant to that agreement, VistaCare agreed to make aggregate severance payments of $194,000. In addition, VistaCare agreed to provide continuing health insurance benefits for a period of six months following termination. In exchange for these benefits, the executive waived all claims against VistaCare arising from the executive’s employment, and agreed to maintain the confidentiality of information relating to VistaCare’s business and not to compete with VistaCare for a period of one year following the executive’s termination of employment.

      For the nine months ended September 30, 2002, VistaCare donated $455,000 to the Vista Care Foundation (the Foundation). The donation is reported in general and administrative expenses. The Foundation is a non-profit corporation that was established by VistaCare’s Chairman of the Board for the purpose of soliciting, investing and distributing funds for hospice related care. Although one of VistaCare’s directors and one of VistaCare’s executives serve on the Foundation’s board of directors, VistaCare does not presently have an ownership or controlling interest in the Foundation. For the nine months ended September 30, 2002, the Foundation contributed to VistaCare approximately $159,000 for patient care to patients who lack means to pay for such care. The contribution is reported as a reduction to net patient revenue.

11. Litigation

      VistaCare is involved in various litigation and administrative proceedings arising in the normal course of business. In the opinion of management, any liabilities that may result from these claims will not, individually or in the aggregate, have a material adverse effect on VistaCare’s financial position, results of operations, or cash flows.

      In September 2002, VistaCare received notification of a claim relating to a fatal traffic accident, which occurred in 2001, involving one of its former employees. The claim alleges damages of $9,000,000, but VistaCare has received a preliminary settlement offer of $4,000,000 from the “plaintiff”. At the time of the accident, VistaCare was covered by liability and umbrella insurance with limits of $4,000,000 in the aggregate. VistaCare and its insurance company are in the early stages of assessing the merit of the claim. VistaCare has consulted with its insurer and believes that the claim will be settled within the policy limits. VistaCare has determined, without considering any possible insurance recovery, that a loss in connection with

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

this matter is possible, but not probable. Accordingly, VistaCare has not recorded any liability relating to this matter.

12.	Dilutive Securities

      The following table presents the calculation of basic and diluted net (loss) income per common share (in thousands, except per share information):

				Nine Months Ended
	Year Ended December 31,			September 30,

	1999	2000	2001	2001	2002

Numerator
Net (loss) income	$(845)	$(383)	$(6,712)	$(5,036)	$4,150
Series B, C and D
Preferred Stock Dividends	(2,879)	(3,482)	(3,839)	(2,856)	(3,151)

Numerator for basic and diluted earnings per share — (loss) income available to common stockholders	$(3,724)	$(3,865)	$(10,551)	$(7,892)	$999

Denominator
Denominator for basic net (loss) income per share — weighted average shares	3,798	5,098	5,098	5,098	5,132
Effect of dilutive securities
Employee stock options	—	—	—	—	871
Series A, B, C and D Preferred Stock					5,603
Common stock warrants	—	—	—	—	20

Denominator for diluted net (loss) income per share — adjusted weighted average shares and assumed conversion	3,798	5,098	5,098	5,098	11,626

Net (loss) income per common share:
Basic net (loss) income to common stockholders	$(0.98)	$(0.76)	$(2.07)	$(1.55)	$0.19

Diluted net (loss) income to common stockholders	$(0.98)	$(0.76)	$(2.07)	$(1.55)	$0.09

      The effect of dilutive securities amounting to 5,996,000, 5,934,000, 6,056,000 and 5,924,000 was not included in the diluted earnings per share calculation for the years ended December 31, 1999, 2000, 2001 and for the nine months ended September 30, 2001, respectively, because inclusion of the securities would be anti-dilutive.

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2001 is unaudited)

13.	Allowance for Denials

      The allowance for denials for patient accounts receivable is as follows (in thousands):

	Balance at		Write-Offs,	Balance
	Beginning	Provision for	Net of	at End of
	of Year	Denials	Recoveries	Year

Year ended December 31, 1999	$1,986	$783	$911	$3,680
Year ended December 31, 2000	3,680	3,313	(3,616)	3,377
Year ended December 31, 2001	3,377	6,199	(5,086)	4,490
Nine months ended September 30, 2002	4,490	1,911	(1,167)	5,234

14.	Subsequent Event

      On November 19, 2002, VistaCare’s Board of Directors approved 1-for-2.5 reverse stock split of each of the Class A common stock, the Class B common stock and the Class C common stock, subject to stockholder approval. The financial impact of the reverse stock split has been incorporated in the financial statements, and related footnotes, as of December 31, 2000, 2001 and September 30, 2002 and for each of the three years in the period ended December 31, 2001 and for the nine months ended September 30, 2001 and 2002.

VistaCare Locations

Boston
Philadelphia
Columbus
Indianapolis
Cincinnati
Terre Haute
New Albany
Evansville
Ogden
Salt Lake City
Reno
Denver
Scottsdale
Phoenix
Tucson
Albuquerque
Hobbs
Carlsbad
Plainview
Lubbock
Tulsa
Oklahoma City
Denton
Greenville
Ft. Worth
Dallas
San Angelo
Kerrville
Temple
Austin
San Antonio
Houston
Corpus Christi
Atlanta
Athens
Greenville
Macon
Columbus
Savannah
Home office
Program sites
VistaCare
Live all the days of your life.

VistaCare Locations
Home office Program sites

LOGO

6,000,000 Shares

Common Stock

PROSPECTUS
                        , 2002

LEHMAN BROTHERS
SG COWEN
WILLIAM BLAIR & COMPANY
JEFFERIES & COMPANY, INC.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

      Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the common stock offered hereby are as follows:

SEC registration fee	$7,820
NASD filing fee	$9,000
Nasdaq National Market listing fee	$100,000
Printing and engraving expenses	$350,000
Legal fees and expenses	$800,000
Accounting fees and expenses	$500,000
Transfer agent and registrar fees and expenses	$24,500
Miscellaneous	$8,680
Total	$1,800,000

      VistaCare will bear all expenses shown above.

Item 14.     Indemnification of Directors and Officers

      The Delaware General Corporation Law, VistaCare’s Certificate of Incorporation and individual indemnification agreements between VistaCare and its directors and officers provide for indemnification of VistaCare’s directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of VistaCare and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

      The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of VistaCare against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

      In addition, VistaCare has purchased directors and officers liability insurance.

Item 15.     Recent Sales of Unregistered Securities

      The following information relates to all securities issued or sold by VistaCare in the last three years and not registered under the Securities Act:

Between September 10, 1999 and November 11, 2002, VistaCare issued stock options to various employees and directors to purchase an aggregate of 2,169,012 shares of its Class A Common Stock at exercise prices ranging from $3.75 to $12.50 per share. The employees and directors paid no separate consideration for the options.

On December 27, 1999, VistaCare issued and sold a total of 65,000 shares of its Series D Convertible Preferred Stock to Bessemer Venture Partners III L.P., BVP III Special Situations, L.P., FFC Partners I, L.P., FFC Executive Partners I, L.P. and 24 accredited investors for an aggregate purchase price of $3,250,000.

On December 27, 1999, VistaCare issued and sold a total of 1,316,743 shares of its Class C Common Stock to Bessemer Venture Partners III L.P., BVP III Special Situations, L.P., FFC Partners I,

L.P., FFC Executive Partners I, L.P. and 23 accredited investors for an aggregate purchase price of $32,919.

On December 27, 1999, VistaCare issued a warrant to Bessemer Venture Partners III L.P. (“BVP”) to purchase 20,000 shares of its Class A Common Stock at an exercise price of $0.025 per share. This warrant was issued in connection with a bridge loan provided by BVP. BVP paid no separate consideration for the warrant.

On January 17, 2002, VistaCare issued and sold 2,000 shares of its Class A Common Stock to Harmon C. and Nita R. Killebrew for a purchase price of $1.68 per share, for an aggregate purchase price of $3,350, upon exercise of outstanding stock options.

On May 31, 2002, VistaCare issued and sold 20,000 shares of its Class A Common Stock to one of its directors, William J. McBride, for a purchase price of $1.68 per share, for an aggregate purchase price of $33,500, upon exercise of outstanding stock options.

On May 31, 2002, VistaCare sold 10,000 shares of its Class A Common Stock to one of its directors, William J. McBride, for a purchase price of $3.75 per share, for an aggregate purchase price of $37,500, upon exercise of outstanding stock options.

On July 20, 2002, VistaCare sold 6,400 shares of its Class A Common Stock to Gregory Watanabe for a purchase price of $3.75 per share, for an aggregate purchase price of $24,000, upon exercise of outstanding options.

On July 30, 2002, VistaCare sold 10,000 shares of its Class A Common Stock to one of its directors, Pete A. Klisares, for a purchase price of $3.75 per share, for an aggregate purchase price of $37,500, upon the exercise of outstanding stock options.

On August 30, 2002, VistaCare sold 6,520 shares of its Class A Common Stock to Patricia G. Schrock, for a purchase price of $3.75 per share, for an aggregate purchase price of $24,450, upon the exercise of outstanding stock options.

On September 11, 2002, Banc of America Commercial Finance Corporation exercised in full a warrant that VistaCare issued on July 14, 1999 to its predecessor, Nations Credit Commercial Corporation, for 200,000 shares of VistaCare’s Class B Common Stock at an exercise price of $0.025 per share, for an aggregate exercise price of $5,000. Such shares of Class B Common Stock may be converted into an equal number of shares of Class A Common Stock at any time at the holder’s option.

On October 3, 2002, VistaCare sold 2,400 shares of its Class A Common Stock to Rene Berryman for a purchase price of $3.75 per share, for an aggregate purchase price of $9,000, upon the exercise of outstanding stock options.

      Each of the transactions described above was conducted in reliance upon the exemptions from registration provided in Rule 701 promulgated under Section 3(b) of the Securities Act or Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. Each of the certificates representing VistaCare’s securities issued or to be issued in connection with each such transaction contains or will contain a restrictive legend.

Item 16.     Exhibits and Financial Statement Schedules

      (a) Exhibits.

Exhibit No.		Exhibit

1.01		Form of Underwriting Agreement.
3	.01*	Third Amended and Restated Certificate of Incorporation of VistaCare, Inc. as amended to date.
3.02		Form of Certificate of Amendment to Third Amended and Restated Certificate of Incorporation of VistaCare, Inc. (to be filed prior to the closing of this public offering).
3.03		Form of Fourth Amended and Restated Certificate of Incorporation of VistaCare, Inc. (to be filed prior to the closing of this public offering).
3	.04*	Amended and Restated By-Laws of VistaCare, Inc.
4	.01*	Specimen certificate for shares of VistaCare, Inc. common stock.
5.01		Legal opinion of Choate, Hall & Stewart.
10.01		1998 Stock Option Plan, as amended and restated November 11, 2002.
10	.02*	2002 Employee Stock Purchase Plan.
10.03		2002 Non-Employee Director Stock Option Plan, as amended and restated November 11, 2002.
10	.04*	Employee Bonus Plan.
10	.05*	Amended and Restated Loan and Security Agreement dated as of June 3, 2002 by and among VistaCare, Inc. and its subsidiaries and Healthcare Business Credit Corporation.
10	.06*	Post Closing Obligations and First Amendment and Waiver to Amended and Restated Loan and Security Agreement, dated as of July 29, 2002, by and among VistaCare, Inc. and its subsidiaries and Healthcare Business Credit Corporation.
10	.07*	Warrantholders Rights Agreement dated as of July 15, 1998 by and among VistaCare, Inc., Banc of America Commercial Finance Corporation and the stockholders named therein.
10	.08*	First Amendment to Warrantholders Rights Agreement dated as of July 14, 1999 by and among VistaCare, Inc., Banc of America Commercial Finance Corporation and the stockholders named therein.
10	.09*	Warrant dated as of July 14, 1999 issued to Banc of America Commercial Finance Corporation (formerly known as NationsCredit Commercial Corporation).
10	.10*	Amendment to Warrant dated as of August 16, 2001 between VistaCare, Inc. and Banc of America Commercial Finance Corporation.
10	.11*	Warrant dated December 27, 1999 issued to Bessemer Venture Partners III L.P.
10	.12*	Registration Rights Agreement dated as of August 29, 1997 by and among Vista Hospice Care, Inc. and the investors named therein (the “Registration Rights Agreement”).
10	.13*	Amendment No. 1 to the Registration Rights Agreement dated as of June 15, 1998 by and among Vista Hospice Care, Inc., VistaCare, Inc. and the investors named therein.
10	.14*	Amendment No. 2 to the Registration Rights Agreement dated as of July 17, 1998 by and among Vista Hospice Care, Inc. and the investors named therein.
10	.15*	Amendment No. 3 to the Registration Rights Agreement dated as of December 30, 1998 by and among Vista Hospice Care, Inc., VistaCare, Inc. and the investors named therein.
10	.16*	Amendment No. 4 to the Registration Rights Agreement dated as of December 27, 1999 by and among VistaCare, Inc. and the investors named therein.
10	.17*	Form of Indemnification Agreement between VistaCare, Inc. and its directors and officers.
10	.18*	Office Lease Agreement dated April 12, 1999 by and between VistaCare, Inc. and McCormick Place, L.L.C.
10	.19*	First Amendment to Lease Agreement dated as of August 31, 1999 by and between VistaCare, Inc. and McCormick Place, L.L.C.
10	.20*	Second Amendment to Lease Agreement dated as of October 25, 1999 by and between VistaCare, Inc. and McCormick Place, L.L.C.

Exhibit No.		Exhibit

10	.21*	Employee Confidentiality and Non-Competition Agreement dated as of November 22, 1995 by and between Vista Hospice Care, Inc. and Barry M. Smith.
10	.22*	Employment Offer Letter dated May 24, 2001 by and between VistaCare, Inc. and Richard R. Slager.
10	.23*	Employment Offer Letter dated August 1, 1996 by and between Vista Hospice Care, Inc. and Perry G. Fine, M.D.
10	.24*	Employment Offer Letter dated July 31, 1998 by and between VistaCare, Inc. and Perry G. Fine, M.D.
10	.25*	Settlement Agreement, Buy-Sell Agreement and Mutual Release dated as of February 12, 2002 by and between VistaCare, Inc. and David E. Daucher.
10	.26*	Full and Final Release of Claims dated as of October 31, 2001 by and between VistaCare, Inc. and Lois Armstrong.
10	.27**	Key Employee Sale Bonus Plan.
10	.28**	Management Agreement dated as of October 9, 2002 by and between VistaCare, Inc. and Richard R. Slager.
10	.29**	Management Agreement dated as of October 9, 2002 by and between VistaCare, Inc. and Mark E. Liebner.
10	.30**	Management Agreement dated as of October 9, 2002 by and between VistaCare, Inc. and Carla A. Davis.
10	.31**	Management Agreement dated as of October 9, 2002 by and between VistaCare, Inc. and Stephen Lewis.
10	.32**	Settlement Agreement and Mutual Release dated as of September 3, 2002 by and between VistaCare, Inc. and Lloyd S. Wylie.
10	.33**	Stock Purchase Agreement, dated December 23, 1999, by and among VistaCare, Inc., Bessemer Venture Partners III L.P. and the investors named therein.
10	.34**	Limited Release dated as of December 27, 1999 by and among VistaCare, Inc. and the purchasers of Series B Stock named therein.
10	.35**	Restriction Agreement dated as of July 1, 2002 by VistaCare, Inc., the Barry and Julia Smith Family Trust and B&J Smith Associates, Limited Partnership.
10.36		Severance Agreement and Full Release of Claims dated October 14, 2002 by and between VistaCare, Inc. and Philip B. Arnold.
10.37		Nonstatutory Stock Option Agreement dated November 20, 2002 by and between VistaCare, Inc. and Richard R. Slager.
21	.01*	Subsidiaries.
23.01		Consent of Choate, Hall & Stewart (included in Exhibit 5.01).
23.02		Consent of Ernst & Young LLP, Independent Auditors.
24	.01*/**	Power of Attorney.

*	Previously filed with registration statement dated August 13, 2002.

**	Previously filed with Amendment No. 1 to registration statement dated October 15, 2002.

      (b) Financial Statement Schedules.

      All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.     Undertakings

      The Registrant hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) To provide to the underwriter(s) at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter(s) to permit prompt delivery to each purchaser.

(c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Scottsdale, Arizona on December 3, 2002.

VISTACARE, INC.

BY:	/s/ RICHARD R. SLAGER

Richard R. Slager
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ RICHARD R. SLAGER Richard R. Slager		President and Chief Executive Officer (principal executive officer), Director	December 3, 2002

* Mark E. Liebner		Chief Financial Officer (principal financial and accounting officer)	December 3, 2002

* Barry M. Smith		Chairman of the Board of Directors	December 3, 2002

* Perry G. Fine, M.D.		Director	December 3, 2002

* William J. McBride		Director	December 3, 2002

* David A. Freeman		Director	December 3, 2002

* Pete A. Klisares		Director	December 3, 2002

* Ronald A. Matricaria		Director	December 3, 2002

*By:	/s/ RICHARD R. SLAGER Richard R. Slager Attorney-in-fact		December 3, 2002

Exhibit Index

Exhibit No.		Exhibit

1.01		Form of Underwriting Agreement.
3	.01*	Third Amended and Restated Certificate of Incorporation of VistaCare, Inc. as amended to date.
3.02		Form of Certificate of Amendment to Third Amended and Restated Certificate of Incorporation of VistaCare, Inc. (to be filed prior to the closing of this public offering).
3.03		Form of Fourth Amended and Restated Certificate of Incorporation of VistaCare, Inc. (to be filed prior to the closing of this public offering).
3	.04*	Amended and Restated By-Laws of VistaCare, Inc.
4	.01*	Specimen certificate for shares of VistaCare, Inc. common stock.
5.01		Legal opinion of Choate, Hall & Stewart.
10.01		1998 Stock Option Plan, as amended and restated November 11, 2002.
10	.02*	2002 Employee Stock Purchase Plan.
10.03		2002 Non-Employee Director Stock Option Plan, as amended and restated November 11, 2002.
10	.04*	Employee Bonus Plan.
10	.05*	Amended and Restated Loan and Security Agreement dated as of June 3, 2002 by and among VistaCare, Inc. and its subsidiaries and Healthcare Business Credit Corporation.
10	.06*	Post Closing Obligations and First Amendment and Waiver to Amended and Restated Loan and Security Agreement, dated as of July 29, 2002, by and among VistaCare, Inc. and its subsidiaries and Healthcare Business Credit Corporation.
10	.07*	Warrantholders Rights Agreement dated as of July 15, 1998 by and among VistaCare, Inc., Banc of America Commercial Finance Corporation and the stockholders named therein.
10	.08*	First Amendment to Warrantholders Rights Agreement dated as of July 14, 1999 by and among VistaCare, Inc., Banc of America Commercial Finance Corporation and the stockholders named therein.
10	.09*	Warrant dated as of July 14, 1999 issued to Banc of America Commercial Finance Corporation (formerly known as NationsCredit Commercial Corporation).
10	.10*	Amendment to Warrant dated as of August 16, 2001 between VistaCare, Inc. and Banc of America Commercial Finance Corporation.
10	.11*	Warrant dated December 27, 1999 issued to Bessemer Venture Partners III L.P.
10	.12*	Registration Rights Agreement dated as of August 29, 1997 by and among Vista Hospice Care, Inc. and the investors named therein (the “Registration Rights Agreement”).
10	.13*	Amendment No. 1 to the Registration Rights Agreement dated as of June 15, 1998 by and among Vista Hospice Care, Inc., VistaCare, Inc. and the investors named therein.
10	.14*	Amendment No. 2 to the Registration Rights Agreement dated as of July 17, 1998 by and among Vista Hospice Care, Inc. and the investors named therein.
10	.15*	Amendment No. 3 to the Registration Rights Agreement dated as of December 30, 1998 by and among Vista Hospice Care, Inc., VistaCare, Inc. and the investors named therein.
10	.16*	Amendment No. 4 to the Registration Rights Agreement dated as of December 27, 1999 by and among VistaCare, Inc. and the investors named therein.
10	.17*	Form of Indemnification Agreement between VistaCare, Inc. and its directors and officers.
10	.18*	Office Lease Agreement dated April 12, 1999 by and between VistaCare, Inc. and McCormick Place, L.L.C.
10	.19*	First Amendment to Lease Agreement dated as of August 31, 1999 by and between VistaCare, Inc. and McCormick Place, L.L.C.

Exhibit No.		Exhibit

10	.20*	Second Amendment to Lease Agreement dated as of October 25, 1999 by and between VistaCare, Inc. and McCormick Place, L.L.C.
10	.21*	Employee Confidentiality and Non-Competition Agreement dated as of November 22, 1995 by and between Vista Hospice Care, Inc. and Barry M. Smith.
10	.22*	Employment Offer Letter dated May 24, 2001 by and between VistaCare, Inc. and Richard R. Slager.
10	.23*	Employment Offer Letter dated August 1, 1996 by and between Vista Hospice Care, Inc. and Perry G. Fine, M.D.
10	.24*	Employment Offer Letter dated July 31, 1998 by and between VistaCare, Inc. and Perry G. Fine, M.D.
10	.25*	Settlement Agreement, Buy-Sell Agreement and Mutual Release dated as of February 12, 2002 by and between VistaCare, Inc. and David E. Daucher.
10	.26*	Full and Final Release of Claims dated as of October 31, 2001 by and between VistaCare, Inc. and Lois Armstrong.
10	.27**	Key Employee Sale Bonus Plan.
10	.28**	Management Agreement dated as of October 9, 2002 by and between VistaCare, Inc. and Richard R. Slager.
10	.29**	Management Agreement dated as of October 9, 2002 by and between VistaCare, Inc. and Mark E. Liebner.
10	.30**	Management Agreement dated as of October 9, 2002 by and between VistaCare, Inc. and Carla A. Davis.
10	.31**	Management Agreement dated as of October 9, 2002 by and between VistaCare, Inc. and Stephen Lewis.
10	.32**	Settlement Agreement and Mutual Release dated as of September 3, 2002 by and between VistaCare, Inc. and Lloyd S. Wylie.
10	.33**	Stock Purchase Agreement, dated December 23, 1999, by and among VistaCare, Inc., Bessemer Venture Partners III L.P. and the investors named therein.
10	.34**	Limited Release dated as of December 27, 1999 by and among VistaCare, Inc. and the purchasers of the Series B Preferred Stock named therein.
10	.35**	Restriction Agreement dated as of July 1, 2002 by VistaCare, Inc., the Barry and Julia Smith Family Trust and B&J Smith Associates, Limited Partnership.
10.36		Severance Agreement and Full Release of Claims dated October 14, 2002 by and between VistaCare, Inc. and Philip B. Arnold.
10.37		Nonstatutory Stock Option Agreement dated November 20, 2002 by and between VistaCare, Inc. and Richard R. Slager.
21	.01*	Subsidiaries.
23.01		Consent of Choate, Hall & Stewart (included in Exhibit 5.01).
23.02		Consent of Ernst & Young LLP, Independent Auditors.
24	.01*/**	Power of Attorney.

*	Previously filed with registration statement dated August 13, 2002.

**	Previously filed with Amendment No. 1 to registration statement dated October 15, 2002.